Filed with the SEC on April 21, 1997                 Registration No. 333-23627


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                        ------------------------------

                            AMENDMENT NO. 1 TO

                                    FORM S-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                        ------------------------------

                             DEPOSIT GUARANTY CORP.
             (Exact name of registrant as specified in its charter)

        MISSISSIPPI                             6711                              64-072169
(State or other jurisdiction          (Primary Standard Industrial          (IRS Employer Identi-
of incorporation or                   Classification Code Number)            fication Number)
organization)

                                                ARLEN L. MCDONALD
   210 EAST CAPITOL STREET                      210 EAST CAPITOL STREET
   POST OFFICE BOX 730                          POST OFFICE BOX 730
   JACKSON, MISSISSIPPI  39205                  JACKSON, MISSISSIPPI  39205
   TELEPHONE NUMBER: (601) 354-8497             TELEPHONE NUMBER: (601) 354-8497
   (Address, including zip code,                (Name, address, including zip
   and telephone number, including              code, and telephone number,
   area code of registrant's                    including area code of agent
   principal executive offices)                 for service)

                                    Copy to:

                             L. Keith Parsons, Esq.
                         Watkins Ludlam & Stennis, P.A.
                             633 North State Street
                              Post Office Box 427
                        Jackson, Mississippi  39205-0427
                        Telephone Number: (601) 949-4701

Approximate date of commencement of proposed sale of securities to the public:
The Effective Date of the merger of Deposit Guaranty National Bank into Deposit Guaranty Interim Bank as described in the attached Information
Statement/Prospectus.

If the securities being registered on this form are being offered in conjunction with the formation of a holding company and there is compliance with General Instruction G, check the following box. /__/





THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                             DEPOSIT GUARANTY CORP.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


                                             Caption or Location
                                                in Information
Items in Form S-4                            Statement/Prospectus
-----------------                            --------------------
1.       Forepart of Registration Statement
         and Outside Front Cover Page of
         Prospectus.......................   Cover Page of Registration
                                             Statement; Cross Reference Sheet;
                                             Cover Page of the Information
                                             Statement/Prospectus

2.       Inside Front and Outside Back
         Cover Pages of Prospectus........   Available Information;
                                             Incorporation of Certain Documents
                                             by Reference; Table of Contents

3.       Risk Factors, Ratio of Earnings
         to Fixed Charges and Other
         Information......................   Summary

4.       Terms of the Transaction.........   Summary; The Merger; Comparative
                                             Rights of Shareholders

5.       Pro Forma Financial Information..   Not Applicable

6.       Material Contracts with the
         Company Being Acquired...........   Not Applicable

7.       Additional Information Required
         for Reoffering by Persons and
         Parties Deemed to be Under-
         writers..........................   Not Applicable

8.       Interest of Named Experts and
         Counsel..........................   Not Applicable

9.       Disclosure of Commission
         Position on Indemnification
         for Securities Act Liabilities...   Not Applicable

10.      Information with Respect to
         S-3 Registrants..................   Available Information;
                                             Incorporation of Certain Documents
                                             by Reference

11.      Incorporation of Certain
         Information by Reference.........   Available Information;
                                             Incorporation of Certain Documents
                                             by Reference

12.      Information with Respect to S-2
         or S-3 Registrants...............   Not Applicable

13.      Incorporation of Certain Infor-
         mation by Reference..............   Not Applicable

14.      Information with Respect to
         Registrants Other Than S-2 or
         S-3 Registrants..................   Not Applicable

15.      Information with Respect to S-3
         Companies........................   Not Applicable

16.      Information with Respect to S-2
         or S-3 Companies.................   Not Applicable

17.      Information with Respect to
         Companies Other Than S-2 or
         S-3 Companies....................   Summary; Market for and Dividends
                                             on Deposit Guaranty National Bank
                                             Common Stock; Management's
                                             Discussion and Analysis of
                                             Financial Condition and Results of
                                             Operations for the Years Ended
                                             December 31, 1996, 1995 and 1994
                                             Deposit Guaranty National Bank and
                                             Subsidiaries; Business of the
                                             Bank; Index to Deposit Guaranty
                                             National Bank Financial Statements

18.      Information if Proxies, Consents
         or Authorizations Are to be
         Solicited........................   Not Applicable

19.      Information if Proxies, Consents
         or Authorizations Are Not to be
         Solicited or in an Exchange
         Offer............................   Incorporation of Certain Documents
                                             by Reference; Summary;
                                             Introduction; Dissenters' Rights;
                                             Stock Ownership of Certain
                                             Beneficial Owners and Management
                                             of Deposit Guaranty National Bank

                         DEPOSIT GUARANTY NATIONAL BANK
                            210 EAST CAPITOL STREET
                              POST OFFICE BOX 1200
                        JACKSON, MISSISSIPPI 39215-1200



                                                                  April 25, 1997


To Our Shareholders:


         You are cordially invited to attend a Special Meeting (the "Meeting") of Shareholders of Deposit Guaranty National Bank (the "Bank") to be held at 2:00 p.m., local time, on May 28, 1997 in the Board of Directors' Room, Fourth Floor, Deposit Guaranty Plaza, Jackson, Mississippi.


         At the Meeting you will be asked to consider and vote upon the proposal to approve a Plan of Reorganization and Bank Merger Agreement (the "Merger Agreement"), dated as of April 21, 1997, by and among Deposit Guaranty Corp., a Mississippi corporation ("Deposit Guaranty"), Deposit Guaranty Interim National Bank ("Interim Bank"), a national bank and a wholly-owned subsidiary of Deposit Guaranty, and the Bank, pursuant to which (a) the Bank will merge into Interim Bank (the "Merger"), and (b) each outstanding share of Bank common stock will be converted into 9.667 shares of Deposit Guaranty common stock as more fully described in the accompanying Information Statement/Prospectus.
Based on the closing price of Deposit Guaranty common stock on the New York Stock Exchange on April 18, 1997 of $31.25, the value of 9.667 shares of Deposit Guaranty common stock on that date was $302.09.


         The Board of Directors of the Bank believes the Merger is in the best interests of the Bank and its shareholders and unanimously recommends that you vote for approval of the Merger Agreement. The reasons for such recommendation are set forth in the accompanying Information Statement/Prospectus.

         We urge you to read the enclosed materials carefully so that you can evaluate the Merger for yourself.

                                                         Very truly yours,



                                                         E. B. Robinson, Jr.,
                                                         Chairman and CEO

                         DEPOSIT GUARANTY NATIONAL BANK
                            210 EAST CAPITOL STREET
                              POST OFFICE BOX 1200
                        JACKSON, MISSISSIPPI 39215-1200



                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


To the Shareholders of Deposit Guaranty National Bank:


       Notice is hereby given that a Special Meeting (the "Meeting") of Shareholders of Deposit Guaranty National Bank (the "Bank") will be held in the Board of Directors' Room, Fourth Floor, Deposit Guaranty Plaza, Jackson, Mississippi on May 28, 1997 at 2:00 p.m., local time, for the purpose of considering and voting upon the following matters:



       1. To consider and vote upon the proposal to approve a Plan of Reorganization and Bank Merger Agreement (the "Merger Agreement"), dated as of April 21, 1997, by and among Deposit Guaranty Corp., a Mississippi corporation ("Deposit Guaranty"), Deposit Guaranty Interim National Bank ("Interim Bank"), a national bank and a wholly-owned subsidiary of Deposit Guaranty, and the Bank, pursuant to which (a) the Bank will merge into Interim Bank (the "Merger"), and (b) each outstanding share of Bank common stock will be converted into 9.667 shares of Deposit Guaranty common stock as more fully described in the accompanying Information Statement/Prospectus; and


       2. To transact such other business as may lawfully come before the meeting or any adjournment or postponement thereof.

       DISSENTING SHAREHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF 12 U.S.C. Section 215A WILL BE ENTITLED TO RECEIVE THE VALUE OF THEIR SHARES IN CASH.

       Only shareholders of record as of the close of business on April 7, 1997 are entitled to vote at the Meeting.

                                            By Order of the Board of Directors



                                            J. Clifford Harrison, Secretary




April 25, 1997
Jackson, Mississippi

PROSPECTUS                                       INFORMATION STATEMENT

DEPOSIT GUARANTY CORP.                           DEPOSIT GUARANTY NATIONAL BANK

-------------------                              ---------------


659,811 SHARES OF                                SPECIAL MEETING OF
COMMON STOCK, NO PAR VALUE                       SHAREHOLDERS TO BE HELD
                                                 MAY 28, 1997




         The Information Statement/Prospectus is being furnished as an Information Statement to the holders of shares of Deposit Guaranty National Bank (the "Bank") Common Stock (the "Bank Common Stock") in connection with the special meeting (the "Meeting") of the Bank's shareholders to be held in the Board of Directors' Room, Fourth Floor, Deposit Guaranty Plaza, Jackson, Mississippi on May 28, 1997 at 2:00 p.m., local time. At the Meeting, shareholders of the Bank will vote upon a proposal to approve a Plan of Reorganization and Bank Merger Agreement (the "Merger Agreement"), dated as of April 21, 1997, by and among Deposit Guaranty Corp., a Mississippi corporation ("Deposit Guaranty"), Deposit Guaranty Interim National Bank ("Interim Bank"), a national bank and a wholly- owned subsidiary of Deposit Guaranty, and the Bank, pursuant to which (a) the Bank will merge into Interim Bank (the "Merger"), and (b) each outstanding share of Bank Common Stock will be converted into 9.667 shares of common stock, no par value, of Deposit Guaranty ("Deposit Guaranty Common Stock"). Based on the closing price of Deposit Guaranty Common Stock on the New York Stock Exchange on April 18, 1997 of $31.25, the value of 9.667 shares of Deposit Guaranty Common Stock on that date was $302.09.



         Deposit Guaranty has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering up to 659,811 shares of Deposit Guaranty Common Stock to be issued in connection with the Merger. This document also constitutes a Prospectus of Deposit Guaranty with respect to the shares of Deposit Guaranty Common Stock to be issued upon consummation of the Merger.



         This Information Statement/Prospectus is first being mailed to shareholders of the Bank on or about April 25, 1997.


         No person is authorized to give any information or to make any representation concerning the Merger not contained in this Information Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase the securities offered by this Information Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer or solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Information Statement/Prospectus nor any distribution of the securities made under this Information Statement/Prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Information Statement/Prospectus.

         This Information Statement/Prospectus does not cover any resales of Deposit Guaranty Common Stock to be received by the Bank's shareholders upon consummation of the Merger, and no person is authorized to make use of this Information Statement/Prospectus in connection with any such resale.

                           -------------------------

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.


THE SECURITIES TO BE ISSUED PURSUANT TO THIS INFORMATION STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------


       The date of this Information Statement/Prospectus is April 25, 1997.

                            AVAILABLE INFORMATION

         Deposit Guaranty is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by Deposit Guaranty can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549 and at the Commission's Regional Offices located in the Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048 and they are also available to the public at the web site maintained by the Commission at "http://www.sec.gov." Copies of such material can also be obtained from the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549, at prescribed rates. In addition, material filed by Deposit Guaranty can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Deposit Guaranty Common Stock is listed (symbol: DEP).

         Deposit Guaranty has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the common stock offered by this Information Statement/Prospectus. This Information Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the Rules and Regulations of the Commission, and to which portions reference is hereby made for further information with respect to Deposit Guaranty and the securities offered hereby.


         AS INDICATED BELOW, THIS INFORMATION STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN INFORMATION WITH RESPECT TO DEPOSIT GUARANTY, WHICH IS NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH INFORMATION OR DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN, ARE AVAILABLE WITHOUT CHARGE, UPON THE WRITTEN OR ORAL REQUEST OF ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS INFORMATION STATEMENT/PROSPECTUS IS DELIVERED. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 20, 1997, AND SUCH REQUESTS SHOULD BE DIRECTED TO DEPOSIT GUARANTY'S PRINCIPAL EXECUTIVE OFFICES AT 210 EAST CAPITOL STREET, JACKSON, MISSISSIPPI 39201, ATTENTION:
ARLEN L. MCDONALD, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, TELEPHONE NUMBER (601) 354-8497.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents filed by Deposit Guaranty with the Commission are hereby incorporated by reference:


       (1) Deposit Guaranty's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;






       (2) The description of capital stock contained in Item 14 of Deposit Guaranty's Registration Statement on Form 10 filed April 21, 1970, Item 4 of Deposit Guaranty's Quarterly Report on Form 10-Q for the quarter ended March 31, 1982, Item 4 of Deposit Guaranty's Quarterly Report on Form 10-Q for the quarter ended March 31, 1986, Item 4 of Deposit Guaranty's Quarterly Report on Form 10-Q for the quarter ended March 31, 1987, and Item 3 of Deposit Guaranty's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 relating to the description of Deposit Guaranty's Common Stock.


       All documents filed by Deposit Guaranty pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Meeting of shareholders of the Bank are hereby incorporated by reference into this Information Statement/Prospectus and shall be deemed a part hereof from the date of filing of such documents.

       Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                               TABLE OF CONTENTS



                                                                             Page
                                                                             ----
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
         Date, Time and Place of the Meeting; Record Date   . . . . . . . . .  1
         Purpose of the Meeting . . . . . . . . . . . . . . . . . . . . . . .  1
         Vote Required  . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
         The Parties  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
         Recommendation of the Board of Directors . . . . . . . . . . . . . .  2
         Valuation of Bank Common Stock . . . . . . . . . . . . . . . . . . .  2
         Regulatory Approvals   . . . . . . . . . . . . . . . . . . . . . . .  2
         Other Conditions to Consummation of the Merger . . . . . . . . . . .  2
         Exchange of Deposit Guaranty National Bank Certificates;
              No Fractional Shares. . . . . . . . . . . . . . . . . . . . . .  2
         Effective Date   . . . . . . . . . . . . . . . . . . . . . . . . . .  2
         Certain Federal Income Tax Consequences  . . . . . . . . . . . . . .  3
         Accounting Treatment   . . . . . . . . . . . . . . . . . . . . . . .  3
         Dissenters' Rights   . . . . . . . . . . . . . . . . . . . . . . . .  3
         Recent Market Prices . . . . . . . . . . . . . . . . . . . . . . . .  3
         Recent Developments  . . . . . . . . . . . . . . . . . . . . . . . .  3
         Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . .  3
         Deposit Guaranty National Bank and Subsidiaries - Selected
              Financial Data. . . . . . . . . . . . . . . . . . . . . . . . .  4
         Deposit Guaranty Corp. and Subsidiaries - Selected Financial Data  .  5
         Comparative Per Share Information  . . . . . . . . . . . . . . . . .  6

INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
         Structure and Terms of the Merger  . . . . . . . . . . . . . . . . .  7
         Background of and Reasons for the Merger . . . . . . . . . . . . . .  7
         Valuation of Bank Common Stock . . . . . . . . . . . . . . . . . . .  8
         Effective Date   . . . . . . . . . . . . . . . . . . . . . . . . . .  9
         Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . .  9
         Other Conditions to the Merger . . . . . . . . . . . . . . . . . . .  9
         Exchange of Deposit Guaranty National Bank Certificates  . . . . . .  9
         Amendment; Termination . . . . . . . . . . . . . . . . . . . . . . . 10
         Resales of Deposit Guaranty Common Stock . . . . . . . . . . . . . . 10
         Expenses and Fees  . . . . . . . . . . . . . . . . . . . . . . . . . 11
         Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . 11
         Certain Federal Income Tax Consequences  . . . . . . . . . . . . . . 11

DISSENTERS' RIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

COMPARATIVE RIGHTS OF SHAREHOLDERS  . . . . . . . . . . . . . . . . . . . . . 13
         Authorized Capital . . . . . . . . . . . . . . . . . . . . . . . . . 13
         Board of Directors . . . . . . . . . . . . . . . . . . . . . . . . . 13
         Removal of Directors . . . . . . . . . . . . . . . . . . . . . . . . 14
         Vacancies in the Board of Directors  . . . . . . . . . . . . . . . . 14
         Supermajority Voting Requirements; Business Combinations; Control
              Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
         Preemptive Rights  . . . . . . . . . . . . . . . . . . . . . . . . . 15
         Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         Shareholders' Appraisal Rights . . . . . . . . . . . . . . . . . . . 15
         Shareholders' Inspection Rights  . . . . . . . . . . . . . . . . . . 16

         Amendment of the Articles of Incorporation or Bylaws . . . . . . . .  16
         Special Meetings of Shareholders . . . . . . . . . . . . . . . . . .  16
         Shareholder Proposals and Nominations  . . . . . . . . . . . . . . .  16

MARKET FOR AND DIVIDENDS ON DEPOSIT GUARANTY NATIONAL BANK COMMON STOCK . . .  17

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF DEPOSIT
         GUARANTY NATIONAL BANK   . . . . . . . . . . . . . . . . . . . . . .  17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
         DEPOSIT GUARANTY NATIONAL BANK AND SUBSIDIARIES  . . . . . . . . . .  18

BUSINESS OF THE BANK  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

LEGAL OPINION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF DEPOSIT GUARANTY
         NATIONAL BANK  . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

EXHIBIT A - PLAN OF REORGANIZATION AND BANK MERGER AGREEMENT

EXHIBIT B - DISSENTERS' RIGHTS PROVISIONS OF 12 U.S.C. Section 215a

                                    SUMMARY

         The following is a brief summary of certain information contained elsewhere in this Information Statement/Prospectus and the documents incorporated herein by reference. This summary is necessarily incomplete and is subject to and qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere in this Information Statement/Prospectus, including the Exhibits and the documents incorporated in this Information Statement/Prospectus by reference. Certain capitalized terms used in this summary are defined elsewhere in this Information Statement/Prospectus.

DATE, TIME AND PLACE OF THE MEETING; RECORD DATE


         A special meeting (the "Meeting") of the shareholders of Deposit Guaranty National Bank (the "Bank") will be held on May 28, 1997, at 2:00 p.m. in the Board of Directors' Room, Fourth Floor, Deposit Guaranty Plaza, Jackson, Mississippi. The Board of Directors of the Bank has fixed the close of business on April 7 , 1997, as the record date (the "Record Date") for determining holders of outstanding shares of common stock of the Bank ("Bank Common Stock") entitled to notice of and to vote at the Meeting. Only holders of Bank Common Stock of record on the books of the Bank at the close of business on the Record Date are entitled to vote at the Meeting or at any adjournment or postponement thereof. As of the Record Date, there were 3,225,181 shares of Bank Common Stock issued and outstanding, each of which is entitled to one vote. See "Introduction."


PURPOSE OF THE MEETING


         The purpose of the Meeting is to vote upon a proposal to approve a Plan of Reorganization and Bank Merger Agreement (the "Merger Agreement"), dated as of April 21, 1997, by and among Deposit Guaranty Corp., a Mississippi corporation ("Deposit Guaranty"), Deposit Guaranty Interim National Bank ("Interim Bank"), a national bank and a wholly-owned subsidiary of Deposit Guaranty, and the Bank, pursuant to which (a) the Bank will merge into Interim Bank (the "Merger"), and (b) each outstanding share of Bank Common Stock will be converted into 9.667 shares (the "Exchange Ratio") of common stock, no par value, of Deposit Guaranty ("Deposit Guaranty Common Stock"). Based on the closing price of Deposit Guaranty Common Stock on the New York Stock Exchange on April 18, 1997 of $31.25, the value of 9.667 shares of Deposit Guaranty Common Stock on that date was $302.09.


VOTE REQUIRED

         The Merger must be approved by two-thirds of the outstanding shares of Interim Bank and the Bank. Deposit Guaranty, which owns all of the outstanding shares of common stock of Interim Bank and 97.9% of the outstanding shares of Bank Common Stock, intends to vote its shares in favor of the Merger. Deposit Guaranty is not soliciting proxies in connection with the Meeting.

THE PARTIES

         Deposit Guaranty Corp.   Deposit Guaranty is a bank holding company
headquartered at 210 East Capitol Street, Jackson, Mississippi 39201, telephone
(601) 354-8497. Its principal subsidiaries are Deposit Guaranty National Bank, a national banking association with its principal office in Jackson, Mississippi; Commercial National Bank, a national banking association with its principal office in Shreveport, Louisiana; Deposit Guaranty National Bank of Louisiana, a national banking association with its principal office in Hammond, Louisiana; Merchants National Bank, a national banking association with its principal office in Fort Smith, Arkansas; and three (3) full-service mortgage banking firms, Deposit Guaranty Mortgage Company, headquartered in Jackson, Mississippi, McAfee Mortgage Company, headquartered in Lubbock, Texas and First Mortgage Corp., headquartered in Omaha, Nebraska. Deposit Guaranty, through its subsidiaries, provides comprehensive corporate, commercial, correspondent and individual banking services, mortgage loan servicing, and personal and corporate trust services.

         As of December 31, 1996, Deposit Guaranty had total assets of $6.4 billion, total deposits of $5.0 billion, total loans of $4.0 billion and shareholders' equity of $581 million. Based on total assets at December 31, 1996, Deposit Guaranty ranked first among Mississippi-based bank holding companies.

         The principal executive office of Deposit Guaranty is located at 210 East Capitol Street, Jackson, Mississippi 39201, and its telephone number is
(601) 354-8497.

         Deposit Guaranty Interim National Bank Interim Bank is an interim national bank organized for the purpose of facilitating the Merger. After the Merger, Interim Bank as the surviving bank will continue the business of the Bank and its name will be changed to Deposit Guaranty National Bank.

         Deposit Guaranty National Bank The Bank is a national bank headquartered at 210 East Capitol Street, Jackson, Mississippi. The Bank provides a full complement of consumer and commercial banking services throughout Mississippi.

RECOMMENDATION OF THE BOARD OF DIRECTORS

          The Bank Board of Directors unanimously approved the Merger Agreement and recommends that the Bank's shareholders vote FOR the approval of the Merger Agreement. See "The Merger -- Background of and Reasons for the Merger."

VALUATION OF BANK COMMON STOCK

         To assist in determining the Exchange Ratio, Deposit Guaranty and the Bank obtained a valuation of the Bank Common Stock held by Bank shareholders other than Deposit Guaranty from Ray & Collins Associates, Inc. See "The Merger -- Valuation of Bank Common Stock."

REGULATORY APPROVALS

         It is a condition to the consummation of the Merger that all required regulatory approvals, including the approval of the Office of the Comptroller of the Currency (the "OCC") , be obtained. OCC approval is anticipated in April, 1997, although there can be no assurance that such approval will be
forthcoming or as to the conditions to or timing of such approval.   See "The
Merger -- Regulatory Approvals."

OTHER CONDITIONS TO CONSUMMATION OF THE MERGER

         In addition to approval of the shareholders of the Bank and Interim Bank, and regulatory approval, the respective obligations of each party under the Merger Agreement are subject, among other conditions, to (i) the absence of any order, decree or injunction of a court or agency of competent jurisdiction enjoining or prohibiting consummation of the Merger, (ii) receipt of an opinion of Watkins Ludlam & Stennis, P.A. substantially to the effect that the transactions contemplated by the Merger Agreement will be treated for federal income tax purposes as a tax-free reorganization under Section 368 of the Code, and (iii) the receipt of customary legal opinions.

EXCHANGE OF DEPOSIT GUARANTY NATIONAL BANK CERTIFICATES; NO FRACTIONAL SHARES

         As soon as practicable after the Effective Date, the Bank acting as the exchange agent will mail to each holder of record of Bank Common Stock, a letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Date, represented outstanding shares of Bank Common Stock in exchange for certificates representing Deposit Guaranty Common Stock. See "The Merger -- Exchange of Deposit Guaranty National Bank Certificates." Cash will be paid in lieu of any fractional share interests in Deposit Guaranty Common Stock. See "The Merger -
- Structure and Terms of the Merger." Certificates representing Bank Common Stock should not be surrendered until the transmittal form is received.

EFFECTIVE DATE

         It is expected that the Effective Date will occur in the Spring of 1997; however, there can be no assurance that the conditions to the Merger will be satisfied or waived so that the Merger can be consummated. See "The Merger -- Effective Date" and "The Merger -- Other Conditions to the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         Consummation of the Merger is conditioned upon receipt of an opinion of counsel substantially to the effect that the Merger will be treated, for federal income tax purposes, as a tax-free reorganization, with the result that, no gain or loss will be recognized by the Bank or by holders of Bank Common Stock who exchange all of their Bank Common Stock solely for Deposit Guaranty Common Stock pursuant to the Merger (except with respect to cash, if any, received in lieu of fractional shares). The Bank's shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger. See "The Merger -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

         The acquisition of shares from minority interests will be accounted for using the purchase method of accounting. See "The Merger --Accounting Treatment."

DISSENTERS' RIGHTS

         Pursuant to federal law, the Bank's shareholders will have dissenters' rights as a result of the Merger and, thus, will be entitled to be paid cash for the value of their Bank shares by complying with specific procedures. See "Dissenters Rights" and Exhibit B hereto.

RECENT MARKET PRICES


         On April 18, 1997, the business day preceding the date that Deposit Guaranty, Interim Bank and the Bank entered into the Merger Agreement, the closing sales price for one (1) share of Deposit Guaranty Common Stock, as quoted on the New York Stock Exchange, was $31.25. No assurance can be given as to the market price of Deposit Guaranty Common Stock on the Effective Date.


         Bank Common Stock is not actively traded, and there is no established market for Bank Common Stock. On April 7, 1997, there were 61 holders of record of Bank Common Stock.

RECENT DEVELOPMENTS


         The Boards of Directors of Deposit Guaranty and its bank subsidiaries have approved a plan to merge Deposit Guaranty's Louisiana bank subsidiaries, Deposit Guaranty National Bank of Louisiana and Commercial National Bank, and it's Arkansas bank subsidiary, Merchants National Bank, into the Bank. These mergers are subject to, among other conditions, regulatory approval and consummation of the Merger. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, these mergers cannot be consummated until after June 1, 1997. The mergers of Jefferson Guaranty Bank in Metairie, Louisiana and Capital Bank in Monroe, Louisiana into Deposit Guaranty National Bank of Louisiana were consummated on January 3, 1997 and March 31, 1997, respectively. Deposit Guaranty has also entered into agreements to acquire Bank of Commerce and Citizens Savings Association, F.A. in Baton Rouge, Louisiana. These mergers are also subject to, among other conditions, regulatory approval and are expected to be consummated in the summer of 1997.


SELECTED FINANCIAL DATA

         The following selected financial data for Deposit Guaranty and the Bank have been derived from the consolidated financial statements of Deposit Guaranty and the Bank. The information set forth below should be read in conjunction with the consolidated financial statements of Deposit Guaranty and the Bank incorporated by reference or included elsewhere herein.

DEPOSIT GUARANTY NATIONAL BANK AND SUBSIDIARIES - SELECTED FINANCIAL DATA (In Thousands Except Share Data)

                                                              Year Ended December 31,
------------------------------------------------------------------------------------------------------------
                                           1996           1995           1994           1993            1992
------------------------------------------------------------------------------------------------------------
Interest income                     $   315,030    $   304,325    $   240,564      $ 237,490     $   254,988
Interest expense                        129,065        128,677         94,009         96,765         121,040
------------------------------------------------------------------------------------------------------------
Net interest income                     185,965        175,648        146,555        140,725         133,948
Provision for possible loan losses        4,000          2,000          2,000           --             8,878
------------------------------------------------------------------------------------------------------------
Net interest income after provision
     for possible loan losses           181,965        173,648        144,555        140,725         125,070
Other operating income                   84,860         67,654         70,871         57,719          51,798
Other operating expenses                163,450        152,057        134,205        130,545         126,596
------------------------------------------------------------------------------------------------------------
Income before income taxes              103,375         89,245         81,221         67,899          50,272
Income tax expense                       33,790         30,190         26,871         19,210          10,425
------------------------------------------------------------------------------------------------------------
Net income                          $    69,585    $    59,055    $    54,350    $    48,689     $    39,847

============================================================================================================

NET INCOME PER SHARE                $     21.58    $     18.31    $     16.85    $     15.10     $     12.35
CASH DIVIDENDS PER SHARE                   7.39           5.86           5.07           4.92            4.29
WEIGHTED AVERAGE SHARES OUTSTANDING   3,225,181      3,225,181      3,225,181      3,225,181       3,225,181

STATEMENT OF CONDITION - AVERAGES
Total assets                        $ 4,335,312    $ 4,148,895    $ 3,799,581    $ 3,774,205     $ 3,718,208
Earning assets                        3,917,763      3,727,518      3,435,276      3,423,278       3,351,918
Securities available for sale           742,737         95,259        512,776        923,395            --
Investment securities                    96,547        938,678        492,224        304,164       1,165,267
Loans                                 2,873,432      2,593,239      2,113,413      1,952,513       1,880,506
Deposits                              3,413,428      3,298,543      3,102,841      3,050,063       3,016,781
Total stockholders' equity              404,586        360,577        324,568        280,944         249,357

SELECTED RATIOS
Return on average assets                   1.60%          1.42%          1.43%          1.29%           1.07%
Return on average equity                  17.20          16.38          16.75          17.33           15.98
Net interest margin-tax equivalent         4.90           4.84           4.41           4.27            4.18
Efficiency ratio                          59.05          61.25          60.32          64.04           66.42
Loans to deposits                         84.18          78.62          68.11          64.01           62.95
Allowance for possible loan
     losses to loans                       1.37           1.40           1.67           2.08            2.18
Net charge-offs (recoveries)
     to average loans                       .09            .12            .32           (.03)            .99
Dividend payout                           34.24          32.00          30.09          32.58           34.74
Average equity to average assets           9.33           8.69           8.54           7.44            6.71
Leverage ratio                             8.96           8.00           8.15           7.61            6.99
Tier 1 risk-based                         12.07          10.96          11.25          12.23           11.68
Total risk-based                          13.32          12.19          12.50          13.49           12.93

DEPOSIT GUARANTY CORP. AND SUBSIDIARIES - SELECTED FINANCIAL DATA
(In Thousands Except Share Data)


                                                                     Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                               1996            1995            1994             1993             1992
------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF EARNINGS
Interest income                           $    432,222    $    402,704    $    307,272     $    299,327     $    322,114
Interest expense                               182,688         173,432         125,881          124,687          155,459
------------------------------------------------------------------------------------------------------------------------
Net interest income                            249,534         229,272         181,391          174,640          166,655
Provision for possible loan losses               5,340           2,160          (4,750)         (16,000)          10,378
------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
     possible loan losses                      244,194         227,112         186,141          190,640          156,277
Other operating income                         117,245          91,989          93,499           74,781           67,977
Other operating expenses                       237,208         211,452         180,047          171,567          164,470
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                     124,231         107,649          99,593           93,854           59,784
Income tax expense                              40,621          35,029          32,463           27,302           14,270
------------------------------------------------------------------------------------------------------------------------
Net income                                $     83,610    $     72,620    $     67,130     $     66,552     $     45,514

========================================================================================================================

NET INCOME PER SHARE
     Primary                              $       2.16    $       1.89    $       1.90     $       1.89     $       1.34
     Fully diluted                                2.16            1.89            1.90             1.89             1.30
CASH DIVIDENDS PER SHARE                          .715            .605            .530             .465             .400
WEIGHTED AVERAGE SHARES OUTSTANDING
     Primary                                38,760,192      38,431,162      35,336,124       35,299,704       34,067,328
     Fully diluted                          38,760,192      38,431,162      35,336,124       35,299,704       34,930,564

STATEMENT OF CONDITION - AVERAGES
Total assets                              $  6,026,548       5,571,697    $  4,940,977     $  4,826,726     $  4,777,596
Earning assets                               5,395,343       4,961,261       4,413,938        4,333,740        4,275,345
Securities available for sale                1,293,830         186,194         712,184        1,308,634             --
Investment securities                          130,255       1,365,070         718,891          396,011        1,616,658
Loans                                        3,774,490       3,273,408       2,581,724        2,293,416        2,261,034
Deposits                                     4,750,894       4,438,797       3,997,038        3,867,669        3,876,927
Long-term debt                                  67,888            --              --               --              6,320
Total stockholders' equity                     551,754         498,023         429,967          367,592          315,833

SELECTED RATIOS
Return on average assets                          1.39%           1.30%           1.36%            1.38%             .95%
Return on average equity                         15.15           14.58           15.61            18.10            14.41
Net interest margin-tax equivalent                4.77            4.75            4.24             4.18             4.12
Efficiency ratio                                 63.35           64.62           64.22            67.23            67.68
Loans to deposits                                79.45           73.75           64.59            59.30            58.32
Allowance for possible loan
    losses to loans                               1.56            1.64            1.95             2.56             3.30
Net charge-offs (recoveries)
    to average loans                               .10             .12             .10             (.14)            1.02
Dividend payout                                  33.10           32.01           27.89            24.67            29.96
Average equity to average assets                  9.15            8.94            8.70             7.62             6.61
Leverage ratio                                    8.23            7.87            8.43             8.13             6.80
Tier 1 risk-based                                11.42           11.05           12.49            13.28            12.00
Total risk-based                                 12.67           12.30           13.75            14.54            13.27

All share data reflects a 2 for 1 stock split declared in 1996.

The dividend payout ratio is calculated using historical Deposit Guaranty Corp. dividends per share.

COMPARATIVE PER SHARE INFORMATION



                                                                         DEPOSIT
                                           HISTORICAL                  GUARANTY AND          DGNB
                                           ----------                    DGNB PRO          PRO FORMA
                                    DEPOSIT                               FORMA            EQUIVALENT
PER COMMON SHARE                   GUARANTY           DGNB             COMBINED (a)            (b)
----------------                   --------           ----             ------------        ----------
NET INCOME (c)
For the year ended December 31,
  1996                              $2.16            $21.58               $2.15              $20.80
  1995                               1.89             18.31                1.88               18.17

COMMON STOCK DIVIDENDS (d)
For the year ended December 31,
  1996                                .72              7.39                 .72                6.91
  1995                                .61              5.86                 .61                5.85

BOOK VALUE (e)
As of December 31,
  1996                              14.83            131.19               15.36              148.44
  1995                              13.91            120.73               14.44              139.59



(a) In accordance with generally accepted accounting principles, Deposit Guaranty Corp. will account for the acquisition of the minority interests using the purchase accounting method. Deposit Guaranty Corp. has been authorized to purchase in the open market up to 100% of the Deposit Guaranty Corp. common stock to be issued in the merger. The pro forma calculation assumes a 100% repurchase.

(b) Pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by the conversion number of 9.667.

(c) Net income per common share is based on weighted average common shares outstanding.

(d) Pro forma cash dividends represent historical cash dividends of Deposit Guaranty Corp.

(e) Book value per common share is based on total period-end shareholders' equity.

                                  INTRODUCTION

         At the Meeting, shareholders will consider and vote upon a proposal to approve the Merger Agreement, by and among Deposit Guaranty, Interim Bank and the Bank pursuant to which the Bank will merge into Interim Bank, and each share of Bank Common Stock issued and outstanding immediately prior to the Effective Date of the Merger (except Dissenting Shares, as hereinafter defined) will be converted into and exchangeable for shares of Deposit Guaranty Common Stock.

         The Board of Directors of the Bank has fixed the close of business on April 7, 1997 as the Record Date for determining holders of outstanding shares of Bank Common Stock entitled to notice of and to vote at the Meeting. Only holders of Bank Common Stock of record on the books of the Bank at the close of business on the Record Date are entitled to vote at the Meeting or at any adjournment or postponement thereof. As of the Record Date, there were 3,225,181 shares of Bank Common Stock issued and outstanding, each of which is entitled to one vote. A majority of the outstanding shares of Bank Common Stock is necessary to constitute a quorum of the shareholders to take action at the Meeting.

         The Merger must be approved by two-thirds (2/3) of the outstanding shares of Interim Bank and the Bank. Deposit Guaranty, which owns all of the outstanding shares of common stock of Interim Bank and 97.9% of the outstanding shares of Bank Common Stock, intends to vote its shares in favor of the Merger. Deposit Guaranty is not soliciting proxies in connection with the Meeting.

                                   THE MERGER

         The description of the Merger Agreement included in this Information Statement/Prospectus is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is attached hereto as Exhibit A.

STRUCTURE AND TERMS OF THE MERGER


         Pursuant to the Merger Agreement the Bank will merge into Interim Bank, and each outstanding share of Bank Common Stock will be converted into
9.667 shares (the "Exchange Ratio") of Deposit Guaranty Common Stock. Based on the closing price of Deposit Guaranty Common Stock on the New York Stock Exchange on April 18, 1997 of $31.25, the value of 9.667 shares of Deposit Guaranty Common Stock on that date was $302.09. If prior to the Effective Date Deposit Guaranty should split or combine Deposit Guaranty Common Stock, or pay a stock dividend or other distribution in Deposit Guaranty Common Stock, then the Exchange Ratio shall be appropriately adjusted to reflect such split, combination, dividend or distribution.



         The Exchange Ratio was fixed by the Boards of Directors of Deposit Guaranty and the Bank after considering the valuation of Bank Common Stock received from Ray & Collins which is described below. See "The Merger -- Valuation of Bank Common Stock." These Boards believe the Exchange Ratio is fair to the shareholders of the Bank. The maximum number of shares which may be issued on consummation of the Merger will constitute approximately 1.62% of the shares of Deposit Guaranty Common Stock outstanding immediately after the Effective Date. This calculation is based on the number of shares of Deposit Guaranty Common Stock outstanding on the Record Date.


         No fractional shares of Deposit Guaranty Common Stock will be issued
in the Merger.   Deposit Guaranty shall pay in lieu of any  fractional share an amount in cash determined by multiplying (i) the closing sale price of Deposit Guaranty Common Stock on the date immediately preceding the Effective Date as quoted on the New York Stock Exchange, by (ii) the fraction of a share of Deposit Guaranty Common Stock to which holder of Bank Common Stock would otherwise be entitled.

BACKGROUND OF AND REASONS FOR THE MERGER

         Deposit Guaranty was formed in 1968 and in 1969 it acquired most of the outstanding shares of the Bank through a voluntary exchange offer. In the exchange offer some Bank shareholders did not exchange their shares and as a result, Deposit Guaranty did not acquire one hundred percent ownership of the Bank. Currently, of the 3,225,181 shares of the Bank outstanding, 68,254 or
2.12 % are held by shareholders other than Deposit Guaranty. By acquiring one hundred percent ownership of the Bank, Deposit Guaranty can lessen certain administrative and legal burdens. The acquisition of the minority interest in the Bank will also simplify the proposed merger of the Bank and Deposit Guaranty's Louisiana and Arkansas bank subsidiaries and facilitate future bank acquisitions. See "Summary -- Recent Developments."

         THE BOARD OF DIRECTORS OF THE BANK HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, BELIEVES THAT THE MERGER AGREEMENT IS IN THE BEST INTERESTS OF THE BANK'S SHAREHOLDERS AND RECOMMENDS THAT ALL SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

VALUATION OF BANK COMMON STOCK

         To assist in determining the Exchange Ratio, Deposit Guaranty and the Bank obtained a valuation dated February 6, 1997 of the fair market value of
Bank Common Stock from Ray & Collins Associates, Inc. ("Ray & Collins").   As
requested by Deposit Guaranty and the Bank, the valuation gave Ray & Collins' opinion as to the fair market value of the Bank Common Stock before and after the application of any minority discount to shares held by minority shareholders of the Bank. Ray & Collins is based in Dallas, Texas, and specializes in the fair market valuation of financial institutions with an emphasis on regional banking associations, both publicly and privately held, including valuations of minority holdings. Deposit Guaranty selected Ray & Collins based on its experience and expertise in banking associations and minority holdings.

         In connection with the valuation, Ray & Collins, among other things:
(i) reviewed the news release dated January 21, 1997 detailing the financial statements of Deposit Guaranty by quarters for the years ended December 31, 1996 and 1995; (ii) reviewed the annual reports of Deposit Guaranty for the years ended December 31, 1995 to 1991; (iii) reviewed the Consolidated Report of Condition and Income for the Bank as reported to the Federal Financial Institutions Council for the calendar years 1996 to 1992; (iv) reviewed various recently issued research reports concerning Deposit Guaranty written by members of the financial community; (v) reviewed draft analysis of possible conversion methods calculated by the staff of Deposit Guaranty; (vi) met with senior management of Deposit Guaranty and the Bank to outline the scope of the project; (vi) compared the operating results of Deposit Guaranty and the Bank with other analogous regional banking organizations; and (vii) performed such other analyses and examinations as Ray & Collins deemed appropriate.

         Ray & Collins determined that the best measure of the fair value of Bank Common Stock can be extrapolated from the valuation ratios associated with the active trading market for Deposit Guaranty Common Stock. The ratios considered were the price to book value multiple, the price to earnings multiple, and dividend return. Based on recent trading prices at the time of the valuation, and a 52-week range of prices of approximately $31.50 to $27.00, Ray & Collins determined that $30.00 was a representative price for Deposit Guaranty Common Stock. Based on earnings of $2.16 per share for 1996, a book value of $14.83 per share at December 31, 1996, and an indicted annual dividend of $.80 per share, the price to book value ratio was 2.02X, the price to earnings ratio was 13.89X and the dividend return was 2.75%. Ray & Collins then applied these ratios to the Bank's earnings of $21.58 per share for 1996, book value of $131.22 at year end 1996, and indicated annual dividend of $8.24, resulting in the range of values set forth in the table below.


                MARKET VALUATION MULTIPLES FOR DEPOSIT GUARANTY
                          APPLIED TO BANK COMMON STOCK

                       Ratio - Deposit Guaranty        Bank Per Share     Resulting Market Value
 Price to Earnings                       13.89X                $21.58                    $299.75
 Price to Book Value                      2.02X                131.22                     265.06

 Dividend Return                          2.75%                  8.24                     299.64


         The application of these multiples resulted in range of values from approximately $265.06 to $299.75, and an average value of $288.15. Ray & Collins gave equal weight to all three valuation multiples and opined that the fair market value for Bank Common Stock at that time was $290.00 per share.

         Ray & Collins noted that a minority discount is applied to minority shares to compensate for their lack of liquidity and marketability, and lack of a controlling interest, and expressed the opinion that under the present circumstances a minority discount of 15% would be appropriate. This discount would result in a discounted fair market value of $246.50 per share for the minority shares of Bank Common Stock.

         The Board of Directors of Deposit Guaranty and the Bank determined the Exchange Ratio based on the ratio of the assumed price of Deposit Guaranty Common Stock used by Ray & Collins to determine the valuation multiples of $30.00 per share to the fair market value of $290.00 per share of Bank Common Stock as determined by Ray & Collins. The Exchange Ratio computed on this basis approximated the result obtained by Deposit Guaranty staff by comparing the book value of Deposit Guaranty and the Bank and the dividends paid by Deposit Guaranty and the Bank.

         Deposit Guaranty will pay approximately $3,000 to Ray & Collins for the valuation of the Bank Common Stock. Otherwise, neither Deposit Guaranty nor the Bank has paid any fees to Ray & Collins during the past two years.

EFFECTIVE DATE

         Unless Deposit Guaranty, Interim Bank and the Bank otherwise agree, the Merger will be consummated as soon as practicable following receipt of shareholder approval and necessary regulatory approvals and satisfaction or waiver of the other conditions to the Merger. It is expected that the Effective Date will occur in May, 1997; however, there can be no assurance that the conditions to the Merger will be satisfied or waived so that the Merger can be consummated. See "The Merger -- Regulatory Approvals" and "The Merger -- Other Conditions to the Merger."

REGULATORY APPROVALS

         Consummation of the Merger is conditioned on approval by all required regulatory authorities, including approval by the OCC. OCC approval is anticipated in April, 1997, although there can be no assurance that such approval will be forthcoming or as to the conditions to or timing of such approval. The Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation must also review the Merger and comment on the competitive factors involved. The Merger may not be consummated until the expiration of fifteen (15) days after approval by the OCC has been obtained. During this 15-day period, the United States Department of Justice, if it objects to the proposed Merger for antitrust reasons, may file suit to enjoin the Merger.

OTHER CONDITIONS TO THE MERGER

         In addition to approval of the shareholders of the Bank and Interim Bank, and regulatory approval, the respective obligations of each party under the Merger Agreement are subject, among other conditions, to (i) the absence of any order, decree or injunction of a court or agency of competent jurisdiction enjoining or prohibiting consummation of the Merger, (ii) receipt of an opinion of Watkins Ludlam & Stennis, P.A. substantially to the effect that the transactions contemplated by the Merger Agreement will be treated for federal income tax purposes as a tax-free reorganization under Section 368 of the Code, and (iii) the receipt of customary legal opinions.

EXCHANGE OF DEPOSIT GUARANTY NATIONAL BANK CERTIFICATES

         On the Effective Date, each Bank shareholder will cease to have any rights as a shareholder of the Bank and his or her sole rights will pertain to the shares of Deposit Guaranty Common Stock to which such holder's shares of Bank Common Stock shall have been converted pursuant to the Merger, except for the right to receive cash for any fractional shares.

         As soon as practical after the Effective Date, the Bank acting as the exchange agent will mail to each holder of record of Bank Common Stock a letter of transmittal and instructions for effecting the surrender of the stock certificates which, immediately prior to the Effective Date, represented outstanding shares of Bank Common Stock in exchange for certificates representing shares of Deposit Guaranty Common Stock. SHAREHOLDERS OF THE BANK ARE REQUESTED NOT TO SURRENDER THEIR BANK CERTIFICATES FOR EXCHANGE UNTIL SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. Upon surrender of a certificate for exchange and cancellation to the exchange agent, together with such letter of transmittal, duly executed, the holder of such certificate shall be entitled to receive in exchange therefor: (i) a certificate representing that number of whole shares of Deposit Guaranty Common Stock to which such holder of Bank Common Stock shall have become entitled pursuant to the provisions hereof, and (ii) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the certificates surrendered, and such certificates shall forthwith be canceled.

         Deposit Guaranty will not pay former shareholders of Bank, who become holders of Deposit Guaranty Common Stock pursuant to the Merger, any dividends or other distributions that may have become payable to holders of record of Deposit Guaranty Common

Stock following the Effective Date until they have surrendered their certificates evidencing ownership of shares of Bank Common Stock along with a properly completed letter of transmittal.

         The Bank's shareholders who cannot locate their certificates are urged to promptly contact J. Clifford Harrison, Secretary of the Bank, Post Office Box 1200, Jackson, Mississippi 39215-1200, telephone number (601) 354-8303. A new certificate will be issued to replace the lost certificate(s) only upon execution by the shareholder of an affidavit certifying that his or her certificate(s) cannot be located and an agreement to indemnify Deposit Guaranty and its transfer agents and registrars against any claim that may be made against Deposit Guaranty by the owner of the certificate(s) alleged to have been lost or destroyed. Deposit Guaranty may also require the shareholder to post a bond in such sum as is sufficient to support the shareholders' agreement to indemnify Deposit Guaranty.

AMENDMENT; TERMINATION

         The Merger Agreement may be amended at any time before or after its approval by the shareholders of the Bank by written agreement of Interim Bank, the Bank and Deposit Guaranty, except that no amendment may be made that changes the amount or kind of consideration to be received by shareholders of the Bank.

         The Merger Agreement may be terminated at any time prior to the Effective Date (i) by any party, if any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed Merger which shall make consummation of the Merger inadvisable in the opinion of the Board of Directors of the Bank, Interim Bank or Deposit Guaranty; (ii) by any party, if any action, consent or approval, governmental or otherwise, which is, or in the opinion of counsel for the Bank, Interim Bank or Deposit Guaranty may be, necessary to permit or enable the resulting bank, upon and after the Merger, to conduct all or any part of the business and activities of the Bank up to the time of the Merger, in the manner in which such activities and business are then conducted, shall not have been obtained; (iii) by the Bank, if there shall be a material adverse change in the consolidated financial condition of Deposit Guaranty from that reflected in Deposit Guaranty's financial statements for the period ended December 31, 1996; (iv) by the mutual consent of all parties, if for any other reason consummation of the Merger is inadvisable in the opinion of the Board of Directors of the Bank, Interim Bank and Deposit Guaranty; and
(v) by any party, in the event dissenters' rights are exercised with respect to more than fifty percent (50%) of the shares of Bank Common Stock held by shareholders other than Deposit Guaranty.

RESALES OF DEPOSIT GUARANTY COMMON STOCK

         The shares of Deposit Guaranty Common Stock to be issued to the holders of Bank Common Stock pursuant to the Merger Agreement are being registered under the Securities Act pursuant to a Registration Statement on Form S-4, of which this Information Statement/Prospectus is a part, thereby allowing such shares to be freely transferred without restriction by persons who will not be "affiliates" of Deposit Guaranty or who were not "affiliates" of the Bank within the meaning of Rule 145 under the Securities Act. In general, affiliates of the Bank include its executive officers and directors and any person who controls, is controlled by or is under common control with the Bank. Holders of Bank Common Stock who are affiliates of the Bank will not be able to resell the Deposit Guaranty Common Stock received by them in the Merger unless the Deposit Guaranty Common Stock is registered for resale under the Securities Act, is sold in compliance with Rule 145 under the Securities Act or is sold in compliance with another exemption from the registration requirements of the Securities Act.

         Pursuant to Rule 145 under the Securities Act, the sale of Deposit Guaranty Common Stock held by former affiliates of the Bank will be subject to certain restrictions. Such persons may sell Deposit Guaranty Common Stock under Rule 145 only if (i) Deposit Guaranty has filed all reports required to be filed by it under Section 13 or 15(d) of the Exchange Act during the preceding twelve months, (ii) such Deposit Guaranty Common Stock is sold in a "broker's transaction," which is defined in Rule 144 under the Securities Act as a sale in which (a) the seller does not solicit or arrange for orders to buy the securities, (b) the seller does not make any payment other than to the broker,
(c) the broker does no more than execute the order and receive a normal commission and (d) the broker does not solicit customer orders to buy the securities, and (iii) such sale and all other sales made by such person within the preceding three months do not exceed the greater of (x) one percent (1%) of the outstanding shares of Deposit Guaranty Common Stock or (y) the average weekly trading volume of Deposit Guaranty Common Stock on the New York Stock Exchange during the four-week period preceding the sale. Any affiliate of the Bank who is not an affiliate of Deposit Guaranty after the Merger may sell Deposit Guaranty Common Stock without restriction following the second anniversary of the Effective Date.

EXPENSES AND FEES

         All out-of-pocket costs and expenses incurred in connection with the Merger shall be paid by the party incurring such costs and expenses.

ACCOUNTING TREATMENT

         Deposit Guaranty will account for the acquisition of shares from minority interests using the purchase method of accounting. Accordingly, under generally accepted accounting principles the difference between the fair value of Deposit Guaranty Common Stock issued to minority shareholders and the carrying amount of the minority interests in the Bank's net assets will be recorded as an intangible asset on Deposit Guaranty's financial statements.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion of the principal federal income tax consequences of the Merger is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations thereunder, judicial authority, and administrative rulings and practice as of the date hereof or before the Effective Date. Consummation of the Merger is conditioned on the receipt by Deposit Guaranty, Interim Bank and the Bank of an opinion of counsel to the effect that the Merger will be treated, for federal income tax purposes, as a tax-free reorganization under Section 368(a) of the Code.

         Any Bank shareholder who, pursuant to the Merger, exchanges all of the Bank Common Stock that such holder owns solely for Deposit Guaranty Common Stock will not recognize any gain or loss upon such exchange. The aggregate tax basis of Deposit Guaranty Common Stock received by such a holder in exchange for Bank Common Stock will equal such holder's tax basis in the Bank Common Stock surrendered. If such shares of Bank Common Stock are held as capital assets at the Effective Date, the holding period of the Deposit Guaranty Common Stock received will include the holding period of the Bank Common Stock surrendered therefor. The Bank's shareholders should consult their tax advisors as to the determination of their tax basis and holding period in any one share of Deposit Guaranty Common Stock, as several methods of determination may be available.

         To avoid the expense and inconvenience to Deposit Guaranty of issuing fractional shares, no fractional shares of Deposit Guaranty Common Stock will be issued pursuant to the Merger. Any Bank shareholder who receives cash pursuant to the Merger in lieu of a fractional share interest will be treated as having received such fractional share pursuant to the Merger, and then as having exchanged such fractional share for cash in a redemption by Deposit Guaranty subject to the provisions and limitations of Section 302 of the Code. If the Deposit Guaranty Common Stock represents a capital asset in the hands of the shareholder, then the shareholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the difference between the amount of cash received for such fractional share and the shareholder's tax basis in the fractional share.

         The Bank's shareholders who perfect dissenters' rights and receive cash in exchange for their Bank Common Stock will be treated, under Code Sections 302(a) and 302(b)(3), as receiving such payment in complete redemption of the Bank Common Stock subject to the proceeding, provided such shareholder does not actually or constructively own (under Code Section 318) any Bank Common Stock after the redemption. Such deemed redemption may also be subject to Section 302(a) of the Code if such deemed redemption is "substantially disproportionate" with respect to the Bank shareholder who exercises dissenters' rights, or is "not essentially equivalent to a dividend," with the result that a shareholder who exercises dissenters' rights will recognize gain or loss equal to the difference between the amount realized and such shareholder's tax basis in the Bank Common Stock subject to the proceeding.
Any such gain or loss recognized on such redemption will be treated as capital gain or loss if the Bank Common Stock with respect to which dissenters' rights were exercised were held as capital assets. Each Bank shareholder who contemplates exercising dissenters' rights should consult a tax advisor as to the possibility that all or a portion of the payment received pursuant to the dissenters' proceeding will be treated as dividend income.

         Unless an exemption applies under the applicable law and regulations, the exchange agent will be required to withhold thirty-one percent (31%) of any cash payments to which a shareholder or other payee is entitled pursuant to the Merger unless the shareholder or other payee provides its taxpayer identification number (social security number or employer identification number) and certifies that such number is correct. Each shareholder and, if applicable, each other payee should complete and sign the substitute Form W-9 included as part of the transmittal letter so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is established in a manner satisfactory to Deposit Guaranty and the exchange agent.

         THE FOREGOING CONSTITUTES ONLY A GENERAL DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH BANK SHAREHOLDER. BANK SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.


                               DISSENTERS' RIGHTS

         The Bank is being merged into Interim Bank pursuant to 12 U.S.C.
Section 215a. Pursuant to this law, any shareholder of the Bank who has voted against the Merger at the Meeting or who has given notice in writing at or prior to the Meeting to the presiding officer that he/she dissents from the Merger shall be entitled to receive the value of the shares so held by him/her when the Merger is approved by the OCC upon written request made to the resulting banking association at any time before 30 days after the date of consummation of the Merger, accompanied by the surrender of his/her stock certificates.

         The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the Merger, by an appraisal made by a committee of three persons composed of (1) one selected by the vote of the holders of the majority of the stock the owners of which are entitled to payment in cash; (2) one selected by the directors of the resulting banking association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his/her shares, appeal to the OCC, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares.

         If, within 90 days from the date of consummation of the Merger, for any reason one or more of the appraisers is not selected, or the appraisers fail to determine the value of such shares, the OCC shall, upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the OCC in making the reappraisal or appraisal, as the case may be, shall be paid by the resulting banking association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the resulting banking association.

         ANY BANK SHAREHOLDER WHO DESIRES TO EXERCISE DISSENTERS' RIGHTS SHOULD CAREFULLY REVIEW EXHIBIT B AND IS URGED TO CONSULT SUCH SHAREHOLDER'S LEGAL ADVISOR BEFORE EXERCISING OR ATTEMPTING TO EXERCISE SUCH RIGHTS.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

         The Bank is incorporated under federal law as a national bank and Deposit Guaranty is incorporated in the State of Mississippi. If the Merger is consummated, shareholders of the Bank, whose rights as shareholders are currently governed by the National Bank Act, Title 12, United States Code, Chapters 1 and 2 (the "National Bank Act") and by the Bank's Articles of Association (the "Bank Articles") and Bylaws, will, upon consummation of the Merger, become shareholders of Deposit Guaranty and their rights as such will be governed by Mississippi law and by Deposit Guaranty's Articles of Incorporation (the "Deposit Guaranty Articles") and Bylaws.

         Certain significant differences between the rights of shareholders of the Bank and shareholders of Deposit Guaranty are set forth below. This summary is not intended to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by the National Bank Act and the Mississippi Business Corporation Act (the "Mississippi BCA") and by the Articles of Incorporation or Association and Bylaws of each of the Bank and Deposit Guaranty, respectively, to which the Bank's shareholders are referred.

AUTHORIZED CAPITAL

         DEPOSIT GUARANTY NATIONAL BANK. Under the Bank Articles, the Bank has 3,225,181 shares of authorized Bank Common Stock having a par value of $5.00 per share and no authorized preferred stock. The Bank may, with the approval of the OCC and by a vote of shareholders holding a majority of the outstanding shares of the Bank, authorize preferred stock of one or more classes and make such amendments to the Bank Articles as may be necessary for this purpose.

         DEPOSIT GUARANTY. Under the Deposit Guaranty Articles, Deposit Guaranty has 150,000,000 shares of authorized stock divided into three classes as follows: 100,000,000 shares of Common Stock, no par value; 25,000,000 shares of Class A Voting Preferred Stock, no par value; and 25,000,000 shares of Class B Non-Voting Preferred, no par value.

BOARD OF DIRECTORS

         DEPOSIT GUARANTY NATIONAL BANK. Consistent with the National Bank Act, the Bank Articles and Bylaws provide that the Board of Directors shall consist of not less than five (5) nor more than twenty-five (25) shareholders, the exact number of directors within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting thereof. Every director must, during his whole term of service, be a citizen of the United States, and at least two-thirds (2/3) of the directors must have resided and continue to reside in the State of Mississippi, or within one hundred miles of the main office of the Bank for at least one year immediately preceding their election and during their continuance in office. Every director must own in his own right either shares of the capital stock of the Bank, the aggregate par value of which is not less than one thousand dollars ($1,000), or stock in another company which has control over the Bank within the meaning of Section 1841 of Title 12 of the United States Code with either an aggregate par value, an aggregate shareholders' equity or an aggregate fair market value of at least one thousand dollars ($1,000). Any director who ceases to be the owner of the required number of shares of stock or who becomes in any manner disqualified, is required under the National Bank Act and the Bylaws to vacate his place. Otherwise, directors hold office for one year, and until their successors have been elected and qualified. The Board of Directors of the Bank currently consists of sixteen (16) members. The directors of the Bank are elected each year at the annual meeting of the shareholders.

         DEPOSIT GUARANTY. The Deposit Guaranty Articles and Bylaws provide that the Board of Directors shall consist of not less than nine (9) nor more than twenty-five (25) directors, the exact number to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. The Bylaws state that each director shall hold in his own right stock of Deposit Guaranty, the aggregate par, book or market value of which is not less than one thousand dollars ($1,000) as of the date of the director's election. The Deposit Guaranty Articles and Bylaws have no residence requirements for directors. The Articles and Bylaws state that each director shall hold office until his term expires and until his successor shall have been elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal. The Board of Directors of Deposit Guaranty currently consists of twelve (12) members. Under the Deposit Guaranty Articles, the directors are divided into three (3) classes with each class consisting of as nearly as possible one-third (1/3) of the total number of directors constituting the entire Board of Directors. The directors serve three year terms and the elections of each class are staggered so that only one class of directors is elected at each annual meeting of the shareholders.

REMOVAL OF DIRECTORS

         DEPOSIT GUARANTY NATIONAL BANK. The Bank Articles and Bylaws do not have any provisions regarding removal of directors.

         DEPOSIT GUARANTY. Deposit Guaranty's Articles provide that Deposit Guaranty shareholders may remove a director with or without cause, but only at a meeting expressly called for that purpose and upon the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all shares of stock entitled to vote generally in the election of directors, and in the event that less than the entire Board is to be removed, not one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the class of directors of which he is a part.

VACANCIES IN THE BOARD OF DIRECTORS

         DEPOSIT GUARANTY NATIONAL BANK.   In accordance with the National Bank
Act, the Bank Articles and Bylaws provide that any vacancy in the Board of Directors shall be filled by appointment by the remaining directors at any regular meeting of the Board of Directors or at a special meeting called for that purpose.

         DEPOSIT GUARANTY. Under Deposit Guaranty's Bylaws, any vacancy, including one occurring as a result of an increase in the number of directors, may be filled only by the shareholders at the annual meeting of the shareholders.

SUPERMAJORITY VOTING REQUIREMENTS; BUSINESS COMBINATIONS; CONTROL SHARES

         DEPOSIT GUARANTY NATIONAL BANK. The National Bank Act requires a two-thirds (2/3) vote of shareholders for certain transactions concerning liquidation, conversion, merger, consolidation or sale of substantially all of the assets of the Bank and for increasing or decreasing the capital stock of the Bank. The Bank Articles and Bylaws do not contain any special provisions regarding business combinations.

         DEPOSIT GUARANTY. The Mississippi BCA states that in the absence of a greater requirement in the articles of incorporation, a sale, lease, exchange or other disposition of all, or substantially all of a corporation's property requires approval by a majority of the shares entitled to vote on the transaction. The Deposit Guaranty Articles do not provide for a greater than majority vote on such a transaction.

         The Deposit Guaranty Articles require that any Business Combination (as defined below) involving Deposit Guaranty or a subsidiary of Deposit Guaranty and an Interested Shareholder (as defined below), or any affiliate or associate of an Interested Shareholder or any person that following such transaction would be an affiliate or associate of an Interested Shareholder be approved by the affirmative vote of at least eighty percent (80%) of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock of Deposit Guaranty, excluding shares held by the Interested Shareholder, unless the transaction is approved by a majority of the Continuing Directors (as defined below) or unless certain fair price and procedural requirements are satisfied.

         An "Interested Shareholder" is defined to include any person (other than Deposit Guaranty, certain Deposit Guaranty subsidiaries, employee benefit plans of Deposit Guaranty and the trustees of such plans) who (a) is or has announced a plan to become the beneficial owner of ten percent (10%) or more of the voting stock of Deposit Guaranty, or (b) is an affiliate or associate of Deposit Guaranty who has, within the past two (2) years, been the beneficial owner of ten percent (10%) or more of Deposit Guaranty's voting stock. A person is the "beneficial owner" of voting stock which such person, directly or indirectly, owns or has the right to acquire or vote.

         A "Business Combination" includes the following: (a) a merger or consolidation of Deposit Guaranty or any subsidiary with an Interested Shareholder; (b) any sale, disposition or other arrangement (including investments, loans, advances, guarantees, extensions of credit, creation of security interests and joint ventures) with or for the benefit of an Interested Shareholder involving assets or securities having a fair market value (or involving aggregate commitments) of $10,000,000 or more or constituting more than five percent (5%) of the book value of the total assets (in the case of transactions involving assets or commitments other than capital stock) or five percent (5%) of the shareholders' equity (in the case of transactions involving capital stock) of the entity in question, as reflected in the most recent fiscal year-end consolidated balance sheet of such entity existing at the time the shareholders of Deposit Guaranty would be required to approve or authorize such transaction; (c) the adoption of any plan or proposal for the liquidation or dissolution of Deposit Guaranty for any amendment to Deposit Guaranty's Bylaws; or (d) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect, directly or indirectly, or increasing an Interested Shareholder's proportionate share of the outstanding capital stock of Deposit Guaranty or a subsidiary.

         A "Continuing Director" means: (a) any member of the Deposit Guaranty Board of Directors who is not affiliated with an Interested Shareholder and who either (i) was a Deposit Guaranty director prior to the time the Interested Shareholder became an Interested Shareholder, or (ii) was a Deposit Guaranty director on April 30, 1986 and has been a Deposit Guaranty director continuously since; and (b) any successor of a Continuing Director who is not affiliated with an Interested Shareholder and who was recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

PREEMPTIVE RIGHTS

         DEPOSIT GUARANTY NATIONAL BANK. Under the Bank Articles, if the capital stock of the Bank is increased by the sale of additional shares, each shareholder has a preemptive right to subscribe for such additional shares in proportion to the number of shares of said capital stock owned by him at the time the increase is authorized by the shareholders, unless another time subsequent to the date of the shareholders' meeting is specified in a resolution adopted by the shareholders at the time the increase is authorized, except when the shares are issued to effect a merger or consolidation; to effect an acquisition of assets; for consideration other than cash; to satisfy conversion rights, or other rights or options; or pursuant to any employee stock option or stock purchase plan.

         DEPOSIT GUARANTY. The Deposit Guaranty Articles provide that shareholders shall have no preemptive right to acquire unissued or treasury shares of Deposit Guaranty, or obligations of Deposit Guaranty convertible into such shares.

DIVIDENDS

         DEPOSIT GUARANTY NATIONAL BANK. The National Bank Act provides that the directors of a national banking association may, quarterly, semiannually or annually, declare a dividend of so much of the undivided profits of the bank, subject to the limitations of the National Bank Act, as they shall judge expedient, except that until the surplus fund of such bank shall equal its common capital, no dividends shall be declared unless there has been carried to the surplus fund not less than one-tenth (1/10) part of the bank's net income of the preceding half year in the case of quarterly or semiannual dividends, or not less than one-tenth (1/10) part of its net income of the preceding two consecutive half-year periods in the case of annual dividends. The approval of the OCC shall be required if the total of all dividends declared by such association in any calendar year shall exceed the total of its net income of that year combined with its retained net income of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

         DEPOSIT GUARANTY. The source of funds for payment of dividends by Deposit Guaranty is its subsidiaries. Because the primary subsidiaries of Deposit Guaranty are financial institutions, payments made by such subsidiaries of Deposit Guaranty to its shareholders are limited by law and regulations of bank regulatory authorities.

         The Mississippi BCA provides that no distributions, including dividend distributions, may be made if, after giving it effect the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders who have superior preferential rights upon dissolution. The Deposit Guaranty Articles provide that dividends on Class A Voting Preferred Stock and Class B Non-Voting Preferred Stock (collectively the "Preferred Stock") shall be paid as declared by the Board of Directors in accordance with applicable law before any dividend shall be paid upon the Common Stock. Dividends on Preferred Stock shall be cumulative, so that if for any period the same shall not be paid, the right thereto shall accumulate as against the Common Stock, and all arrears so accumulated shall be paid before any dividend shall be paid upon the Common Stock. Whenever accumulated dividends on the Preferred Stock have been paid, the Board of Directors may declare dividends on the Common Stock out of any remaining legally available funds.

SHAREHOLDERS' APPRAISAL RIGHTS

         DEPOSIT GUARANTY NATIONAL BANK. The National Bank Act provides for appraisal rights for conversion of national banks into state banks, and
consolidation and mergers of national banks.   See "Dissenters' Rights."

         DEPOSIT GUARANTY. The Mississippi BCA provides appraisal rights to shareholders in any of the following corporate actions: (1) a merger if shareholder approval is required or if the corporation is a subsidiary that merges with its parent; (2) a plan of share exchange if the corporation is being acquired and the shareholder is entitled to vote; (3) a sale or exchange of all or substantially all of the property of the corporation that is not in the usual and regular course of business, but not including a court ordered sale or sale pursuant to a plan where the shareholders will receive proceeds within one (1) year after the date of sale; (4) an amendment to the articles of incorporation that materially and adversely affects rights in respect of dissenter's shares; and (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SHAREHOLDERS' INSPECTION RIGHTS

         DEPOSIT GUARANTY NATIONAL BANK. Pursuant to the National Bank Act, the president and cashier of every national banking association shall cause to be kept at all times a full and correct list of the names and residences of all the shareholders in the bank, and the number of shares held by each, in the office where its business is transacted. Such list shall be subject to the inspection of all the shareholders and creditors of the bank, and the officers authorized to assess taxes under State authority, during business hours of each day in which the business may be legally transacted. A copy of such list, verified by the oath of such president or cashier, shall be transmitted to the OCC within ten (10) days of any demand therefor made by him.

         DEPOSIT GUARANTY. The Mississippi BCA provides that any shareholder may inspect the shareholders' list if the demand is made in good faith and for a proper purpose. Such shareholder must describe his purpose with reasonable particularity and establish that the list is directly connected to his purpose. Moreover, the shareholders' list must be available for inspection by any shareholder beginning two (2) days after notice of a shareholders' meeting is given and continuing until the meeting takes place.

AMENDMENT OF THE ARTICLES OF INCORPORATION OR BYLAWS

         DEPOSIT GUARANTY NATIONAL BANK. The Bank Articles may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of the majority of the shares. The Bylaws may be amended, altered or repealed at any regular meeting of the Board of Directors by a majority of the total number of the directors.

         DEPOSIT GUARANTY. Under the Mississippi BCA, the board of directors has the power to amend or repeal the bylaws of a Mississippi corporation such as Deposit Guaranty, unless such power is expressly reserved for the shareholders. Deposit Guaranty's Articles provide that an amendment to the Bylaws relating to composition of the Board of Directors and removal of directors must be approved by the affirmative vote of at least eighty percent (80%) of the shareholders (the same proportion required in order to effect the removal of a director), excluding (except for purposes of determining whether a quorum is present) those shares beneficially owned by any Interested Shareholder. The affirmative vote of at least eighty percent (80%) of the shareholders is also required to amend the provisions of the Deposit Guaranty Articles requiring a supermajority approval of Business Combinations. Amendments to the Deposit Guaranty Articles that result in Dissenters' Rights require the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment. Otherwise, the Deposit Guaranty Articles may be amended by a majority vote of the shares present at a meeting where a quorum is present.

SPECIAL MEETINGS OF SHAREHOLDERS

         DEPOSIT GUARANTY NATIONAL BANK. The Bank Articles and Bylaws provide that special meetings of the shareholders may be called for any purpose at any time by the Board of Directors or by three or more shareholders owning, in the aggregate, not less than twenty-five percent (25%) of the stock of the Bank.

         DEPOSIT GUARANTY. Under Deposit Guaranty's Bylaws, special meetings of the shareholders, for any purpose or purposes, may be called by the Chairman of the Board, the President or the Board of Directors, or upon the written request of shareholders holding in the aggregate not less than ten percent (10%) of the total voting power entitled to vote on an issue.

SHAREHOLDER PROPOSALS AND NOMINATIONS

         DEPOSIT GUARANTY NATIONAL BANK. The Bank Articles and Bylaws do not provide a procedure for shareholder proposals. Any shareholder entitled to vote in an election of directors may submit nominations for election to the
Board of Directors.   The Bank Articles and Bylaws require shareholder
nominations to be in writing and delivered to the President of the Bank and to the OCC not less than fourteen (14) days nor more than fifty (50) days prior to any meeting of shareholders called for the election of directors. These Articles and Bylaw provisions also require information to be supplied about both the shareholder making such nomination or proposal and the person nominated.

         DEPOSIT GUARANTY. Deposit Guaranty's Bylaws provide procedures that must be followed to properly bring a proposal before a shareholders meeting or to nominate candidates for election as directors. At least sixty (60) days prior notice to the Secretary of Deposit Guaranty is required if a shareholder intends to nominate an individual for election to the Board of Directors or propose any shareholder action. These Bylaw provisions also require information to be supplied about both the shareholder making such nomination or proposal and the person nominated.


     MARKET FOR AND DIVIDENDS ON DEPOSIT GUARANTY NATIONAL BANK COMMON STOCK

         There is no established trading market for Bank Common Stock. As of December 31, 1996 there were 61 holders of record of Bank Common Stock. The following table sets forth the cash dividends per share declared in each calendar quarter of 1995 and 1996.

 PERIOD                                    CASH DIVIDENDS DECLARED
 1995

 First Quarter                                       1.31

 Second Quarter                                      1.43

 Third Quarter                                       1.43

 Fourth Quarter                                      1.69

 1996

 First Quarter                                       1.69

 Second Quarter                                      1.82

 Third Quarter                                       1.82

 Fourth Quarter                                      2.06

         As a national bank, the Bank is subject to certain limitations on the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 1996, 1995 and 1994 Deposit Guaranty National Bank and Subsidiaries -- Capital and Dividends" and "Notes to the Consolidated Financial Statements of Deposit Guaranty National Bank."


                STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT OF DEPOSIT GUARANTY NATIONAL BANK

         Deposit Guaranty owns 3,156,927 shares of Bank Common Stock, which constitutes 97.9% of the outstanding shares of Bank Common Stock. No director or executive officer of the Bank owns shares of Bank Common Stock.

             INFORMATION CONCERNING DEPOSIT GUARANTY NATIONAL BANK

         The Bank offers complete banking and trust services to the commercial, industrial and agricultural areas it serves at __ locations throughout Mississippi. The Bank is the second largest bank in Mississippi. The Bank owns Deposit Guaranty Mortgage Company and its subsidiary, First Mortgage Corporation. The mortgage companies act as mortgage bankers and engage in mortgage lending, brokerage and servicing in the Mississippi, Louisiana, Arkansas, Nebraska and Oklahoma markets. The Bank also owns Deposit Guaranty Investments, Inc., which provides investment advice and brokerage services.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
        OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                DEPOSIT GUARANTY NATIONAL BANK AND SUBSIDIARIES

OVERVIEW

       Net income for 1996 achieved record levels both in total and on a per-share basis. The Bank's reported net income of $69.6 million for 1996 is $10.5 million, or 18%, greater than that reported for 1995. On a per share basis, earnings increased 18% over the same period to $21.58. Several factors contributed to these favorable results including increases in earning assets and fee income. The return on average assets and return on average equity increased 18 basis points to 1.60% and 82 basis points to 17.20%, respectively, from 1995 to 1996.

       The volume of earning assets continued to rise throughout 1996 due to both acquisitions and growth in funds gathered from deposits in existing markets. Earning asset growth was concentrated in loans as demand continued to be strong throughout 1996. The net interest margin remains strong and, combined with a 5% increase in average earning assets, produced a steady increase in net interest income.

       At the end of 1996, total assets were $4.5 billion which represents an increase of $78 million, from December 31, 1995. Average total assets for 1996 increased 4%, or $186 million, from 1995 to $4.3 billion.

       The capital ratios remain well above the minimum regulatory guidelines. The leverage ratio at December 31, 1996 was 8.96%. The tier 1 capital and total risk-based capital ratios at December 31, 1996 were 12.07% and 13.32%, respectively. The capital ratios of the Bank categorize it as "well capitalized" according to the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA).

       The following table sets forth certain information regarding the Bank's results of operations for the periods indicated (in thousands except share amounts)

                                                                Year Ended December 31,
                                                                -----------------------
                                             1996          1995          1994          1993          1992
                                          ----------    ----------    ----------    ----------    ----------
STATEMENTS OF EARNINGS
Interest income                           $  315,030    $  304,325    $  240,564    $  237,490    $  254,988
Interest expense                             129,065       128,677        94,009        96,765       121,040
                                          ----------    ----------    ----------    ----------    ----------
Net interest income                          185,965       175,648       146,555       140,725       133,948
Provision for possible loan losses             4,000         2,000         2,000          --           8,878
                                          ----------    ----------    ----------    ----------    ----------
Net interest income after provision for
       possible loan losses                  181,965       173,648       144,555       140,725       125,070
Other operating income                        84,860        67,654        70,871        57,719        51,798
Other operating expenses                     163,450       152,057       134,205       130,545       126,596
                                          ----------    ----------    ----------    ----------    ----------
Income before income taxes                   103,375        89,245        81,221        67,899        50,272
Income tax expense                            33,790        30,190        26,871        19,210        10,425
                                          ----------    ----------    ----------    ----------    ----------
Net income                                $   69,585    $   59,055    $   54,350    $   48,689    $   39,847
                                          ==========    ==========    ==========    ==========    ==========

NET INCOME PER SHARE                      $    21.58    $    18.31    $    16.85    $    15.10    $    12.35
CASH DIVIDENDS PER SHARE                        7.39          5.86          5.07          4.92          4.29
WEIGHTED AVERAGE SHARES OUTSTANDING        3,225,181     3,225,181     3,225,181     3,225,181     3,225,181

SELECTED RATIOS
Return on average assets                        1.60%         1.42%         1.43%         1.29%         1.07%
Return on average equity                       17.20         16.38         16.75         17.33         15.98
Dividend payout                                34.24         32.00         30.09         32.58         34.74
Average equity to average assets                9.33          8.69          8.54          7.44          6.71

       A portion of the growth during the past three years comes from strategic acquisitions in new markets and acquisitions designed to enhance the Bank's presence in existing markets. The Bank completed the following acquisitions during the three year period from 1994 through 1996.

       On May 18, 1994, the Bank acquired First Columbus National Bank located in Columbus, Mississippi, with assets of $209 million. This acquisition was accounted for as a purchase business combination and was included in the financial statements from the date of acquisition.

       On March 10, 1995, the Bank purchased the Coahoma County, Mississippi operations of a local Mississippi bank. This acquisition added $82 million in assets.

       On August 8, 1995, the purchase of First Mortgage Corp., located in Omaha, Nebraska was completed. This acquisition was accounted for as a purchase business combination. First Mortgage Corp. had a $1.1 billion mortgage servicing portfolio and six production offices in Nebraska and Oklahoma.

       On June 29, 1996, the Bank purchased McAfee Mortgage and Investment Company, located in Lubbock, Texas in a transaction accounted for as a purchase business combination. McAfee Mortgage and Investment Company has fifteen offices located throughout Texas and originated approximately $240 million in mortgage loans in 1995.

       The summary of quarterly results of operations is presented in the following table (in thousands except per share data).

                                                                  Quarter Ended
                                                                  -------------
                                                   Dec. 31     Sep. 30     Jun. 30    Mar. 31
                                                   -------     -------     -------    -------
1996
Interest income                                   $ 80,201    $ 79,400   $ 77,843   $ 77,586
Net interest income                                 47,871      47,994     45,559     44,541
Provision for possible loan losses                   1,000       1,000      1,000      1,000
Gains (losses) on securities available for sale       (103)         27        405       (293)
Income before income taxes                          23,707      28,715     26,224     24,729
Net income                                          15,762      19,083     17,655     17,085
Net income per share                                  4.89        5.92       5.47       5.30

1995
Interest income                                   $ 80,199    $ 79,332   $ 75,243   $ 69,551
Net interest income                                 45,621      45,232     43,206     41,589
Provision for possible loan losses                    --         1,000      1,000       --
Gains (losses) on securities available for sale        743         119       --         --
Income before income taxes                          20,099      25,585     21,675     21,886
Net income                                          13,110      16,909     14,488     14,548
Net income per share                                  4.06        5.24       4.49       4.52

       Identification of the changes in the significant components of earnings from quarter-to-quarter aids in understanding the results of operations. Loan growth throughout 1996, increasing yields and a lengthening of the securities portfolio combined with an increase in interest-earning assets contributed to the increase in net interest income in the third and fourth quarters. The drop in income before tax from the third quarter of 1996 to the fourth quarter was caused by an increase in expense including incentive compensation and management and service fees charged by Deposit Guaranty Corp.

       During 1995, loan growth throughout each quarter combined with a general increase in interest-earning assets contributed to the increase in net interest income. The Bank recorded a provision for possible loan losses of $1 million in the second and third quarters primarily as a result of loan growth. In the third quarter, a $3.0 million refund of insurance premiums was recorded as a result of the FDIC lowering the premium rate on insured deposits. In the fourth quarter, a charge of $3.5 million was recorded for the estimated cost of a proposed settlement of a class action suit concerning collateral protection insurance. The suit was settled with no additional expense incurred in 1996.

NET INTEREST INCOME

       The following table shows the major categories of interest-earning assets and interest-bearing liabilities with their corresponding average balances, related interest income or expense and the resulting yield or rate for 1996, 1995 and 1994 (dollars in thousands).

                                                        1996                                 1995
                                                        ----                                 ----
                                                       Interest    Average                  Interest
                                       Average         Income/     Yield/      Average       Income/
ASSETS                                 Balance         Expense      Rate       Balance       Expense
                                     -----------      ----------    ----      ---------    ----------
Interest-earning assets:
Loans                                 $ 2,873,432    $   249,231    8.67%    $ 2,593,239   $   227,435
Investment securities:
   Taxable                                 96,547          7,700    7.98         845,603        59,691
   Exempt from
      Federal income tax                     --             --      --            93,075        10,478
Securities available for sale:
   Taxable                                605,620         39,480    6.52          82,727         4,848
   Exempt from
      Federal income tax                  137,117         13,394    9.77          12,532         1,106
Trading account securities                  4,101            339    8.27           2,806           209
Federal funds sold and
   securities purchased under
   agreements to resell                   196,039         10,601    5.41          75,987         4,453
Interest-bearing bank balances              4,907            272    5.54          21,549         1,040
                                      -----------    -----------    ----     -----------   -----------
Total interest-earning assets           3,917,763        321,017    8.19       3,727,518       309,260
                                                     -----------                           -----------
Noninterest-earning assets:
Cash and due from banks                   223,756                                245,240
Bank premises and equipment                86,776                                 85,963
Other assets                              139,802                                126,202
Allowance for possible
   loan losses                            (39,195)                               (39,708)
Unrealized gain on securities
   available for sale                       6,410                                  3,680
                                      -----------                            -----------
Total assets                          $ 4,335,312                            $ 4,148,895
                                      ===========                            ===========

                                               1995                     1994
                                               ----                     ----
                                              Average                  Interest      Average
                                              Yield/     Average       Income/        Yield/
                                               Rate      Balance       Expense         Rate
                                               ----    -----------    ----------       ----
Interest-earning assets:
Loans                                          8.77%   $ 2,113,413   $   167,435        7.92%
Investment securities:
   Taxable                                     7.06        385,773        26,875        6.97
   Exempt from
      Federal income tax                      11.26        106,451        11,852       11.13
Securities available for sale:
   Taxable                                     5.86        512,349        26,307        5.13
   Exempt from
      Federal income tax                       8.82            426            40        9.39
Trading account securities                     7.45          2,618           181        6.91
Federal funds sold and
   securities purchased under
   agreements to resell                        5.86        192,732         7,952        4.13
Interest-bearing bank balances                 4.83        121,514         4,963        4.08
                                      -------------    -----------   -----------   ---------
Total interest-earning assets                  8.30      3,435,276       245,605        7.15
                                      -------------                  -----------
Noninterest-earning assets:
Cash and due from banks                                    226,409
Bank premises and equipment                                 78,912
Other assets                                                87,252
Allowance for possible
   loan losses                                             (40,234)
Unrealized gain on securities
   available for sale                                       11,966
                                                       -----------
Total assets                                           $ 3,799,581
                                                       ===========

(continued)

                                                   1996                               1995                               1994
                                                   ----                               ----                               ----
                                            Interest   Average                Interest   Average                 Interest   Average
                               Average       Income/    Yield/    Average      Income/    Yield/    Average       Income/    Yield/
LIABILITIES                     Balance      Expense     Rate     Balance      Expense     Rate     Balance       Expense    Rate
                              -----------   ----------   ----   -----------   ----------   ----   -----------   ----------   ----
Interest-bearing liabilities:
Savings and interest-bearing
   transaction deposits       $ 1,352,557   $   34,596   2.56%  $ 1,290,012   $   35,340   2.74%  $ 1,250,371   $   28,489   2.28%
Time deposits                   1,320,967       71,051   5.38     1,284,241       68,399   5.33     1,175,705       53,103   4.52
Federal funds purchased,
   securities sold under
   agreements to repurchase
   and other short-term
   borrowings                     461,468       23,418   5.07       458,055       24,938   5.44       347,930       12,417   3.57
                              -----------   ----------   ----   -----------   ----------   ----   -----------   ----------   ----
Total interest-bearing
   liabilities                  3,134,992      129,065   4.12     3,032,308      128,677   4.24     2,774,006       94,009   3.39
                                            ----------                        ----------                        ----------
Noninterest-bearing
   liabilities:
Deposits                          739,904                           724,290                           676,765
Other liabilities                  55,830                            31,720                            24,242
                              -----------                       -----------                       -----------
Total liabilities               3,930,726                         3,788,318                         3,475,013
Stockholders' equity              404,586                           360,577                           324,568
                              -----------                       -----------                       -----------
Total liabilities and
   stockholders' equity       $ 4,335,312                       $ 4,148,895                       $ 3,799,581
                              ===========                       ===========                       ===========
Net interest income/
   margin - tax equivalent                     191,952   4.90%                   180,583   4.84%                   151,596   4.41%
                                            ----------   ====                 ----------   ====                 ----------   ====
Tax equivalent adjustment:
   Loans                                         1,812                             1,467                             1,437
   Investment securities                            --                             3,085                             3,556
   Securities available
      for sale                                   4,115                               340                                14
   Other                                            60                                43                                34
                                            ----------                        ----------                        ----------
Total tax equivalent
   adjustment                                    5,987                             4,935                             5,041
                                            ----------                        ----------                        ----------
Net interest income                         $  185,965                        $  175,648                        $  146,555
                                            ==========                        ==========                        ==========

       For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding. Interest income and average yields on tax-exempt assets have been calculated on a fully tax equivalent basis using a tax rate of 35% for all years.

       Net interest income is the largest component of net income and represents the income earned on interest-earning assets less the cost of interest-bearing liabilities. This major source of income represents the earnings from the primary business of gathering funds from deposit and other sources and investing those funds in loans and securities. The long-term objective is to manage those assets and liabilities to provide the largest possible amount of income, while balancing interest-rate, credit, liquidity and capital risks.

       Net interest income is presented in this discussion on a tax-equivalent basis, so that the income from assets exempt from Federal income taxes is adjusted based on a statutory marginal Federal income tax rate of 35%. The tax equivalent net interest margin (margin) provides an indication of the efficiency of the earnings from balance-sheet activities and is calculated by dividing the tax-equivalent net interest income by the average balance of interest-earning assets. The margin is affected by changes in the spread between interest-earning asset yields and interest-bearing liability costs (interest spread) and by the percentage of interest-earning assets funded by interest-bearing liabilities (liability funding).

       Tax equivalent net interest income increased by $11.4 million, or 6%, primarily due to a 5% increase in the level of interest-earning assets, funded by a 3% increase in deposit balances. Continued strong loan demand improved the earning asset mix and further contributed to the favorable results in net interest income as average loans increased as a percentage of average earning assets to 73% in 1996 from 70% in 1995. The margin also improved 6 basis points to 4.90% in 1996.

       Interest rates on both sides of the balance sheet dropped reflecting the lower average market rate environment in 1996. Loan yields declined 10 basis points from 1995 and the securities portfolio yield declined 14 basis points to 7.22%. The improvements in asset mix partially offset these decreases resulting in an 11 basis point decline in the yield on average earning assets from 1995 to 1996. The decline in average yield on earning assets, however, was offset by an 12 basis point drop in rates paid on interest-bearing liabilities. While the rate on time deposits increased 5 basis points in 1996, rates on savings and interest bearing transaction accounts dropped 18 basis points from 1995. The interest spread, the difference between the yield on interest-earning assets and the rate on interest-bearing liabilities, increased slightly from 4.06% in 1995 to 4.07% in 1996.

       A drop in the proportionate level of nonearning assets contributed favorably to the 1996 margin as these funds were invested in earning assets. In 1996, the Bank managed to reduce the proportionate level of nonearning assets to 9.6% of average total assets from 10.2% in 1995. The reduction in the relative level of nonearning assets is primarily related to the reduction of Federal reserve balances maintained on certain deposits. The mix of interest-bearing liabilities during 1996 remained substantially the same as 1995.

       The increase in net interest income in 1995 from 1994 reflects an increase in average loan volumes of 23%. Both yields on earning assets and rates paid on interest-bearing liabilities increased significantly between 1994 and 1995, however the increase in rates on funding sources did not keep pace with the increase in earning asset yields. During this period, the net interest margin increased from 4.41% in 1994 to 4.84% in 1995.

       The following table sets forth, for the periods indicated, a summary of the changes in interest income and expense resulting from changes in volume and changes in rates (in thousands).

                                                    1996 Compared To 1995              1995 Compared To 1994
                                                 Increase (Decrease) Due To          Increase (Decrease) Due To
                                              --------------------------------    -------------------------------
                                               Volume       Rate         Net       Volume       Rate         Net
                                              --------    --------    --------    --------    --------    --------
INTEREST INCOME ON
Loans                                         $ 24,574    $ (2,778)   $ 21,796    $ 38,014    $ 21,986    $ 60,000
Investment securities:
       Taxable                                 (52,876)        885     (51,991)     32,037         779      32,816
       Exempt from Federal income tax          (10,478)       --       (10,478)     (1,489)        115      (1,374)
Securities available for sale:
       Taxable                                  30,650       3,982      34,632     (22,059)        600     (21,459)
       Exempt from Federal income tax           10,983       1,305      12,288       1,137         (71)      1,066
Trading account securities                          97          33         130          13          15          28
Federal funds sold and securities purchased
       under agreements to resell                7,038        (890)      6,148      (4,818)      1,319      (3,499)
Interest-bearing bank balances                    (803)         35        (768)     (4,083)        160      (3,923)
                                              --------    --------    --------    --------    --------    --------
              Total                           $  9,185    $  2,572    $ 11,757    $ 38,752    $ 24,903    $ 63,655
                                              --------    --------    --------    --------    --------    --------

(continued)

                                                    1996 Compared To 1995              1995 Compared To 1994
                                                 Increase (Decrease) Due To          Increase (Decrease) Due To
                                              --------------------------------    -------------------------------
                                               Volume       Rate         Net       Volume      Rate        Net
                                              --------    --------    --------    --------   --------    --------
INTEREST EXPENSE ON
Savings and interest-bearing
       transaction deposits                   $  1,713    $ (2,457)   $   (744)   $    903   $  5,948    $  6,851
Time deposits                                    1,954         698       2,652       4,902     10,394      15,296
Federal funds purchased, securities
       sold under agreements to repurchase,
       and other short-term borrowings             186      (1,706)     (1,520)      3,930      8,591      12,521
                                              --------    --------    --------    --------   --------    --------
              Total                              3,853      (3,465)        388       9,735     24,933      34,668
                                              --------    --------    --------    --------   --------    --------
Changes in net interest income
       - tax equivalent                       $  5,332    $  6,037    $ 11,369    $ 29,017   $    (30)   $ 28,987
                                              ========    ========    ========    ========   ========    ========

       The increase (decrease) due to changes in average balances reflected in the above table was calculated by applying the preceding year's rate to the current year's change in the average balance. The increase (decrease) due to changes in average rates was calculated by applying the current year's change in the average rates to the current year's average balance. Using this method of calculating increases (decreases), any increase or decrease due to both changes in average balances and rates is reflected in the changes attributable to average rate changes.

INTEREST RATE SENSITIVITY

       Net interest income is managed through the Asset/Liability Management
(ALM) process. A Deposit Guaranty Corp. board committee establishes ALM policy guidelines that limit the potential variation in net interest income and the economic value of equity due to market interest rate swings. The Deposit Guaranty Corp. Asset/Liability Committee, comprised of executive management, sets the day-to-day operating guidelines and approves strategies affecting net interest income and coordinates activities within board policy limits for the Bank.

       Simulation of the effects of interest rate changes on net income is a broader measure of interest rate risk profile than the static interest sensitive gap position and is therefore the primary tool used by the Bank. A computer simulation model is used to simulate the effect of complex interactions of customer choices, product promotions, and potential market interest rate scenarios.

       Board policy limits the amount of interest rate risk the Bank can take by establishing variation limits to net interest income and economic value of equity based on simulations with specific assumptions. The Bank supplements these with a number of other simulations which measure key sensitivities to several specific rate scenarios as well as potential competitive issues related to loan and deposit volume levels and pricing.

       Board policy limits the negative variation of net interest income and economic value of equity to 10% and 20% respectively. Specific guidelines for each method are followed to evaluate the interest rate risk position to provide a consistent comparative analysis. A baseline forecast of net interest income and economic value of equity is established assuming a stable interest rate environment. For net interest income variation, simulations are run trending interest rates up and down 200 basis points over the nest twelve months from the baseline forecast. At December 31, 1996, this analysis indicated a negative variation of approximately 2% with a 10% policy limitation for an increase in rates. For variation in economic value of equity, simulations are run assuming interest rates move up and down immediately by 200 basis points and assume no management action. This rate shock, while unlikely in management's' opinion, provides insight into some components of interest rate risk for the bank. At December 31, this measure indicated approximately 12% negative variation in the economic value of equity with an increase in external market interest rates compared to a policy limit of 20%.

       Given the various methods used to measure and manage interest rate risk, the Bank believes its interest rate risk profile is in appropriate balance with its profit objectives.

       The following table reflects the interest sensitivity of the Bank over various periods as of December 31, 1996, based on contractual maturities as of that date (dollars in thousands):

                                                     0-3             4-12            1-5           Over 5
                                                    Months          Months          Years           Years          Total
                                                 -----------     -----------     -----------     -----------    -----------
ASSETS
Interest-earning assets:
Loans                                            $   654,888     $   574,231     $ 1,243,731     $   472,854    $ 2,945,704
Investment securities                                     50            --                77         112,855        112,982
Securities available for sale                          1,527           4,258         342,209         510,634        858,628
Trading account securities                             2,469            --              --              --            2,469
Federal funds sold and securities
       purchased under agreements to resell          104,900            --              --              --          104,900
Interest-bearing bank balances                         1,281            --              --              --            1,281
                                                 -----------     -----------     -----------     -----------    -----------
Total interest-earning assets                        765,115         578,489       1,586,017       1,096,343      4,025,964
Noninterest-earning assets                              --              --              --           484,534        484,534
                                                 -----------     -----------     -----------     -----------    -----------
       Total assets                              $   765,115     $   578,489     $ 1,586,017     $ 1,580,877    $ 4,510,498
                                                 ===========     ===========     ===========     ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
Savings deposits                                 $ 1,385,854            --              --              --      $ 1,385,854
Time deposits                                        339,200         609,811         380,278             838      1,330,127
Short-term borrowings                                409,180            --              --              --          409,180
Notes payable to affiliates                             --            35,000            --              --           35,000
                                                 -----------     -----------     -----------     -----------    -----------
       Total interest-bearing liabilities          2,134,234         644,811         380,278             838      3,160,161
Noninterest-bearing deposits                         173,809          78,101         237,613         366,694        856,217
Other liabilities                                       --              --              --            71,001         71,001
Stockholders' equity                                    --              --              --           423,119        423,119
                                                 -----------     -----------     -----------     -----------    -----------
       Total liabilities and
              stockholders' equity               $ 2,308,043     $   722,912     $   617,891     $   861,652    $ 4,510,498
                                                 ===========     ===========     ===========     ===========    ===========

Interest rate contracts                          $   407,622     $  (101,015)    $  (291,847)    $   (14,760)
Interest sensitive gap                            (1,135,306)       (245,438)        676,279         704,465
Cumulative interest sensitive gap                 (1,135,306)     (1,380,744)       (704,465)           --
Cumulative interest sensitive gap
       as a percent of total assets                   (25.17)%        (30.61)%        (15.60)%          --

DERIVATIVE ACTIVITIES

RISK MANAGEMENT DERIVATIVES

       Derivative instruments were used in 1996 and 1995 primarily as a means of protecting the economic value of equity. The specific types of derivatives used were interest rate swaps, forward contracts, interest rate caps and floors and other option contracts.

       The following table identifies the year end open positions for the Bank's risk management interest rate contracts at December 31, 1996 (dollars in thousands):

                                                 Pay Rate          Receive Rate
                                               -------------      -------------
                                     Fair                                            Underlying
Maturity                Notional    Value      Rate    Index      Rate    Index    Asset/Liability
                        --------    -----      ----    -----      ----    -----    ---------------
INTEREST RATE SWAPS
Pay fixed:
2007                  $  22,622     $(182)     6.65%    Fixed     5.56%    LIBOR     Mortgage Loans
INTEREST RATE CAPS
1997                    100,000         7      6.88      --        --        --       Time deposits

(continued)

                                                 Pay Rate          Receive Rate
                                               -------------      -------------
                                     Fair                                            Underlying
Maturity                Notional    Value      Rate    Index      Rate    Index    Asset/Liability
                        --------    -----      ----    -----      ----    -----    ---------------
INTEREST RATE FLOORS
1998                  $  50,000   $   21      5.00%      --        --       --     Commercial loans
2000                     80,000      811      6.00       --        --       --     Commercial loans
2001                    185,000    1,739      5.25       --        --       --     Commercial loans

       Interest rate swaps were the primary instruments used to manage interest rate risk. These are contractual agreements between counterparties to exchange interest streams based on notional principal amounts over a set period of time. The notional amount does not represent an amount at risk, but is used as a basis for determining the actual cash flows related to the interest rate contracts. As of December 31, 1996, the notional value of interest rate swap contracts totaled $22.6 million compared to $233.9 million at December 31, 1995. This amount represents an agreement where the Bank pays a fixed rate of 6.65% on a notional amount of $22.6 million. As of December 31, 1996 and 1995, there would be no cost to replace this contract if the counterparty defaults. All interest rate swap counterparties are required to have collateral arrangements with the Bank. A stress test is used to determine the effect of market movements on the value of the interest rate swaps. The stress test estimates the value of the instrument assuming a parallel 300 basis point shift in rates.

       The following table shows the interest rate swap activity (notional amounts) for 1996 (in thousands):

                                                                    1996
                                                                  Interest
               December 31,                          December 31,  Income
Maturity          1995     Purchased        Matured      1996     (Expense)
------------    --------   ---------        --------   --------   --------
PAY FIXED
1996            $ 90,000   $   --           $ 90,000   $   --     $    (73)
2007              23,910       --              1,288     22,622       (255)
                --------   --------         --------   --------   --------
Total            113,910       --             91,288     22,622       (328)
                --------   --------         --------   --------   --------

RECEIVE FIXED
1996              40,000       --             40,000       --         (148)
                --------   --------         --------   --------   --------
Total             40,000       --             40,000       --          719
                --------   --------         --------   --------   --------

Total swaps     $153,910   $   --           $131,288   $ 22,622   $    391
                ========   ========         ========   ========   ========

       Interest rate caps were purchased during 1994 to limit the future funding rates on floating rate deposit accounts resulting from forecasted rising interest rates. These interest rate caps were based on the three month LIBOR rate and assigned to certificates of deposits with maturities of three months or less. As of December 31, 1996 and 1995, the notional value of interest rate cap contracts totaled $100 million. The interest rate caps have one year maturities and a fair value of $7 thousand at December 31, 1996.

       Interest rate floors were purchased during 1995 and 1996 to limit any loss resulting from falling interest rates. These interest rate floors were based on the three month LIBOR rate and assigned to floating rate commercial loans. As of December 31, 1996, the Bank had outstanding interest rate floor contracts with a total notional value of $315 million compared to $130 million outstanding at December 31, 1995. The interest rate floors have two to five year maturities and a fair value of $2.8 million at December 31, 1996.

       Forward commitments are contracts for the delayed delivery of securities, foreign currencies or money market instruments in which the seller agrees to make delivery of a specified instrument at a specified future date and a specified price or yield. Credit risk may arise from the possibility that counterparties may not have the ability to fulfill their commitments. Market risk arises from the movements in interest rates and security values. The majority of the forward commitments represent agreements to sell mortgage
loans.   As of December 31, 1996, the contract amounts for forward commitments totaled $131 million compared to $144 million at December 31,1995 and $37 million at December 31, 1994.

TRADING DERIVATIVES

       A Eurodollar futures and options trading account is used in order to maintain an active presence in the Eurodollar futures and options markets. Position limits were established for the account in order to provide for a tightly controlled trading environment. At December 31, 1996, the trading account had no open contracts compared to contracts with a notional value of $300 million and a net loss of $28 thousand at December 31, 1995. Eurodollar trading activity during 1996 was minimal.

DERIVATIVE CONTROLS

       Various controls are utilized to manage the risks associated with derivative instruments. These controls include specific internal policies, tracking systems, and legal contracts in conjunction with management oversight, internal and external audits, and regulatory compliance examinations. These reviews are performed on a continuous basis.

       Management and board oversight is achieved through strict internal policy and operating guidelines which include specific approvals for each transaction. Specific operating limits have been established for common derivative transactions. Additionally, certain transactions require approval from the executive committee. An on-site compliance officer reports directly to the Deposit Guaranty Corp.'s Board of Directors.

       An automated derivatives management system is used to generate position, pricing, and risk management reports. This system generates reports used to maintain accurate and timely information on all derivative positions.

       Derivatives credit risk is minimal. Each counterparty has executed a bi-lateral collateral agreement with the Bank. Collateral agreements are designed to protect against possible default by the counterparties. Active counterparties are required to post collateral on any net positive market value above $100 thousand on an ongoing basis. As of December 31, 1996, counterparty collateral with a fair value of $6.3 million was being held.

SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES

       The securities portfolio is the second largest component of interest-earning assets at $971.6 million on December 31, 1996 compared to $783.4 million at year-end 1995. The securities portfolio includes securities classified as available for sale and for investment purposes. These two segments of the securities portfolio are managed to optimize their long-term total return.

       Securities available for sale are subject to sale prior to their contractual maturities allowing the Bank the ability to respond to changes in the interest rate environment. This portfolio can also be a secondary liquidity source and provide a balance to interest rate and credit risks in other categories of the balance sheet. Securities available for sale are accounted for at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity, net of deferred income taxes. The investment securities portfolio consists of debt securities which the Bank has the positive intent and ability to hold to maturity and is carried at amortized cost.

       The carrying amounts of securities available for sale and investment securities are presented as of the dates indicated (in thousands):

                                                                                       December 31,
                                                                                       ------------
SECURITIES AVAILABLE FOR SALE                                                   1996       1995       1994
                                                                              --------   --------   --------
U.S. Treasury and other U.S. Government agencies                              $405,999   $475,071   $   --
Obligations of states and political subdivisions                               134,898    120,219      1,872
Mortgage-backed securities                                                     317,731     85,334         80
                                                                              --------   --------   --------
       Total securities available for sale                                     858,628    680,624      1,952
                                                                              --------   --------   --------
INVESTMENT SECURITIES
U.S. Treasury and other U.S. Government agencies                                  --         --      699,439
Obligations of states and political subdivisions                                  --         --      104,890
Mortgage-backed securities                                                      43,602     57,580    122,578
Other securities                                                                69,380     45,154     34,237
                                                                              --------   --------   --------
       Total investment securities                                             112,982    102,734    961,144
                                                                              --------   --------   --------
              TOTAL SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES   $971,610   $783,358   $963,096
                                                                              ========   ========   ========

       Securities available for sale increased $178 million to $858.6 million at December 31, 1996, compared to December 31, 1995. Investment securities at December 31, 1996 were $113 million, an increase of $10.2 million compared to year-end 1995. During the fourth quarter of 1995, the Bank reevaluated the securities classifications as allowed by the FASB's supplemental guidance to SFAS No. 115. As a result, approximately 80% of the Bank's investment securities were reclassified to securities available for sale. The reclassification provided greater flexibility to take advantage of significant changes or anticipated changes in interest rates and to manage liquidity.

       Securities, excluding mortgage-backed securities, maturing within five years or less at December 31, 1996, represented 31% of total securities. Mortgage-backed securities at year-end 1996 were 37% of total securities. Securities exempt from Federal income taxes represented 14% of year-end total securities in 1996 and 1995 compared to 15% in 1994.

       Average securities decreased $195 million, or 19%, in 1996 from 1995's average balance compared to an increase of $29 million in 1995 from 1994's average balance. As a percent of average interest-earning assets, average securities continued to decline to 21% in 1996 compared to 27% in 1995 and 29% in 1994. This decrease in the relative level of securities was a result of increased loan demand.


       The following table shows the maturities and weighted average yields of the Bank's securities available for sale and investment securities at December 31, 1996 (dollars in thousands):

                                                                        Maturing
                                                   ------------------------------------------------------
                                                                   After         After
                                                      Within     One Year      Five Years                     Mortgage-
                                                       One      But Within     But Within        After         Backed
AVERAGE AMOUNT:                                        Year     Five Years      Ten Years      Ten Years     Securities
                                                   -----------  -----------    -----------    -----------    -----------
SECURITIES AVAILABLE FOR SALE
U.S. Treasury and other U.S. Government agencies   $      --    $   274,654    $    131,345   $      --      $      --
Obligations of states and political subdivisions         6,137       12,135          29,315        87,311           --
Mortgage-backed securities                                --           --             --             --          317,731
                                                   -----------  -----------    -----------    -----------    -----------
       Total securities available for sale               6,137      286,789        160,660         87,311        317,731
                                                   -----------  -----------    -----------    -----------    -----------
INVESTMENT SECURITIES
Mortgage-backed securities                                --           --             --             --           43,602
Other securities                                         1,172        7,475         44,827         15,906           --
                                                   -----------  -----------    -----------    -----------    -----------
       Total investment securities                       1,172        7,475         44,827         15,906         43,602
                                                   -----------  -----------    -----------    -----------    -----------
TOTAL SECURITIES AVAILABLE FOR SALE AND
       INVESTMENT SECURITIES                       $     7,309  $   294,264    $   205,487    $ 103,217      $   361,333
                                                   ===========  ===========    ===========    ===========    ===========

WEIGHTED AVERAGE YIELD:
SECURITIES AVAILABLE FOR SALE
U.S. Treasury and other U.S. Government agencies            -%         6.34%          6.33%            -%             -%
Obligations of states and political subdivisions         10.79        10.63          11.07           9.44           --
Mortgage-backed securities                                --           --             --             --             7.04
                                                   -----------  -----------    -----------    -----------    -----------
       Total securities available for sale               10.79         6.52           7.19           9.44           7.04
                                                   -----------  -----------    -----------    -----------    -----------
INVESTMENT SECURITIES
Mortgage-backed securities                                --           --             --             --             9.98
Other securities                                          8.65         6.28           4.29           6.54           --
                                                   -----------  -----------    -----------    -----------    -----------
       Total investment securities                        8.65         6.28           4.29           6.54           9.98
                                                   -----------  -----------    -----------    -----------    -----------
TOTAL SECURITIES AVAILABLE FOR SALE AND
       INVESTMENT SECURITIES                             10.45%        6.51%          6.56%          8.99%          7.39%
                                                   ===========  ===========    ===========    ===========    ===========


LOANS

       The loan portfolio, is the largest component of earning assets and is also the highest yielding. Quality growth in the loan portfolio over the past three years has been a key driver in the Bank's overall financial performance. Loans totaled $2.9 billion at

December 31, 1996, an increase of 7%, or $183.5 million, from the balance at December 31, 1995. During 1995, the portfolio grew approximately 16% from the balances reported for 1994.

       The portfolio mix at December 31, 1996 consists of 49% real estate loans, 29% commercial, financial and agricultural loans and 22% consumer loans, which is substantially unchanged from the portfolio mix at December 31, 1995. Diversification of the loan portfolio is a means of reducing the risks associated with fluctuations in economic conditions. At December 31, 1996, there were no concentrations of 10% or more of total loans in any single industry.

       Loans outstanding at the indicated dates are shown in the following table classified by type of loan (in thousands):

                                                       December 31,
                                                       ------------
                                1996         1995         1994         1993         1992
                             ----------   ----------   ----------   ----------   ----------
Commercial, financial and
       agricultural          $  851,545   $  820,357   $  771,123   $  581,518   $  610,600
Real estate - construction      113,649       91,951       78,663       62,999       70,188
Real estate - mortgage        1,336,823    1,250,863      988,978      923,169      814,520
Consumer                        643,687      599,044      538,251      466,491      417,812
                             ----------   ----------   ----------   ----------   ----------

                             $2,945,704   $2,762,215   $2,377,015   $2,034,177   $1,913,120
                             ==========   ==========   ==========   ==========   ==========

       Loans secured by real estate are the largest category of loans at $1.5 billion at year-end 1996. The largest sub-section of the real estate loan portfolio is loans secured by one-to-four family residential properties. Loans to businesses for intermediate and longer term financing of land and buildings represent the second largest component within the real estate portfolio. The mix of the real estate portfolio is substantially unchanged from that reported in prior years with the exception of a slight increase in the proportion of loans secured by one-to-four family residential properties.

       The following table shows the composition of real estate loans outstanding at December 31, 1996 (dollars in thousands):

                                                          Percent of    Percent of
                                            Balance   Real Estate Loans  Loans
                                           ---------- ---------------- ---------
Commercial real estate
       Construction and land development   $  113,649           7.8%          3.9%
       Multifamily                             56,268           3.9           1.9
       Nonfarm residential                    459,554          31.7          15.6
                                           ----------    ----------    ----------
                                              629,471          43.4          21.4
                                           ----------    ----------    ----------
Residential and farmland
       Residential                            737,475          50.8          25.0
       Farmland                                83,526           5.8           2.8
                                           ----------    ----------    ----------
                                              821,001          56.6          27.8
                                           ----------    ----------    ----------
                                           $1,450,472         100.0%         49.2%
                                           ==========    ==========    ==========

       One-to-four family residential property loans are underwritten to take into consideration family incomes available to service debt, credit histories and the value of the properties being financed. While this group is considered low risk, it can be adversely impacted by economic patterns.

       Loans to businesses for the financing of land and buildings are underwritten taking into consideration the quantity and quality of the business' cash flow, its future prospects and the property's value. Sufficient margin in the financed property is required should liquidation of the property become necessary to repay the loan.

       Construction and land development loans are made in familiar markets to developers and builders who have a proven record of success. These loans are underwritten through the use of feasibility studies, sensitivity analysis of
absorption rates and financial analysis of the developers.   Sources of
repayment may be pre-committed permanent loans, sales of developed properties or an interim or mini-permanent loan commitment. These types of loans are monitored by on-site inspections and architects' reports. They are considered more risky than the other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing.

       Commercial, financial and agricultural loans increased to $852 million at December 31, 1996 from $820 million and $771 million at year-end 1995 and 1994, respectively. The commercial, financial and agricultural loan portfolio is a diverse group of loans to small, medium and large businesses in a variety of different industries. The purposes of these loans vary from supporting seasonal working capital needs to the term financing of equipment. These loans are underwritten by a thorough evaluation of the prospective borrower's management, financial condition and the business' ability to generate sufficient cash flow to repay the debt in an orderly manner. While some of the short term loans may be made on an unsecured basis, most are secured by assets having an adequate equity margin. Additionally, most loans to closely held corporations are guaranteed by their owners.

       Various Federal and State loan guarantee programs are used to provide credit enhancements for loans to small businesses. The use of these programs enables financing to be provided in amounts and on terms which might not be otherwise available to the small business. All guaranteed loans are subject to the same underwriting criteria as other types of loans as the use of guarantee programs is considered a secondary source of repayment.

       The commercial loan portfolio is sufficiently diverse to minimize the impact of a decline in a single industry. It is geographically concentrated so it is exposed to the risk of a general downturn in the economies of the markets in which the Bank operates.

       Consumer loans increased 7%, from December 31, 1995 which represents a substantial slow down from the rate of growth experienced over the past three years. The decline in the growth rate of the consumer loan portfolio reflects a national trend of slowing consumer demand.

       The consumer loan portfolio is composed of installment loans, home equity loans, unsecured revolving credit products, and other similar types of credit facilities. Consumer credits are underwritten using a computer based multiple discriminant analysis which is commonly called credit scoring. This analysis considers factors such as income, debt levels and credit history. This system provides uniformity in the decision making process and better quality control during the process.

       The needs of low to moderate income borrowers is an area of continued focus and efforts are ongoing to expand the credit facilities tailored to their special needs. An extensive branch network brings loan officers in close contact with small business customers and consumers. The expanded use of government credit enhancement programs has improved the ability to meet the needs of small businesses and differentiate the Bank from competitors.
Consumer credit products will continue to be aggressively marketed and new ones developed utilizing the high level of technology available, however the Bank will continue to maintain a close watch on both local and national delinquency trends.

       The following table shows the amounts of loans, excluding consumer and real estate mortgage loans, in certain categories outstanding as of December 31, 1996 which, based on remaining scheduled repayments of principal, are due in the periods indicated. Also, the amounts due after one year are classified according to their sensitivity to changes in interest rates (in thousands):

                                               Maturing
                             -------------------------------------------------
                                          After One
                               Within     But Within      After
                              One Year    Five Years   Five Years      Total
                             ----------   ----------   ----------   ----------
Commercial, financial and
  agricultural               $  459,932   $  307,971   $   83,642   $  851,545
Real estate - construction       69,089       44,560         --        113,649
                             ----------   ----------   ----------   ----------
                             $  529,021   $  352,531   $   83,642   $  965,194
                             ==========   ==========   ==========   ==========

(continued)

                                              Interest Sensitivity
                                       ------------------------------------
                                          Fixed      Variable
                                          Rate         Rate        Total
                                       ----------   ----------   ----------
Due after one, but within five years   $  250,755   $  101,776   $  352,531
Due after five years                       59,547       24,095       83,642
                                       ----------   ----------   ----------
                                       $  310,302   $  125,871   $  436,173
                                       ==========   ==========   ==========

DEPOSITS

       The primary funding source for loans and investments is deposit liabilities. The mix and repricing alternatives can significantly affect the cost of this source of funds and therefore impact the margin. Strategies used to manage deposit liabilities are designed to be flexible so that changes can be made in consideration of interest rate movements and liquidity issues. Local retail and commercial customers provide the majority of deposits.

       Average deposits increased $115 million to $3.4 billion in 1996 compared to $3.3 billion in 1995, and $3.1 billion in 1994. Average time deposits increased $39 million from the $1.3 billion reported in 1995. Average savings deposits and average demand deposits increased $63 million and $13 million, respectively, in 1996 compared to 1995. Both average savings deposits and average demand deposits approximate 40% and 20% of average total deposits for 1996 compared to 1995. The deposit mix has remained substantially unchanged during the last two years.

       The daily average amounts of deposits for the periods indicated are summarized in the following table (in thousands):

                                                         Year Ended December 31,
                                                         ------------------------
                                                       1996         1995         1994
                                                    ----------   ----------   ----------
Demand deposits                                     $  702,224   $  688,903   $  641,753
Savings and interest-bearing transaction deposits    1,352,557    1,290,012    1,250,371
Time deposits                                        1,358,647    1,319,628    1,210,717
                                                    ----------   ----------   ----------
       Total                                        $3,413,428   $3,298,543   $3,102,841
                                                    ==========   ==========   ==========


       Maturities of time certificates of deposit of $100 thousand or more outstanding at December 31, 1996, are summarized in the following table (in thousands):

TIME REMAINING UNTIL MATURITY
3 months or less                $   94,466
Over 3 through 6 months             44,855
Over 6 through 12 months            44,098
Over 12 months                      55,502
                                ----------
       Total                    $  238,921
                                ==========

LIQUIDITY

       Liquidity for a financial institution can be expressed in terms of maintaining sufficient funds available to meet both expected and unanticipated obligations in a cost effective manner. Adequate liquidity allows the Bank to meet the demands of both the borrower and the depositor on a timely basis, as well as pursue other business opportunities as they arise. Thus, liquidity is maintained through the Bank's ability to convert assets into cash, manage the maturities of liabilities and generate funds on a short-term basis either through the national Federal funds market, backup lines of credit, or through the national CD market.

       Short-term investments totaling $ 107.4 million at December 31, 1996 provide one source of the Bank's liquidity. Cash flows from repayments and maturities from the securities and loan portfolios provide an additional source. At December 31, 1996, $1.2 billion, or 42% of total loans, have contractual maturities of one year or less. Additional liquidity can be achieved through the sale of securities classified as available for sale.

       The Bank relies largely on core deposits to fund loan demand and long-term investments. Core deposits, defined as total deposits less time deposits of $100 thousand or more, have increased, ending the year at $3.3 billion which compares to $3.2 billion at the end of 1995. Additional funding is provided from an established federal funds market within Mississippi and other contiguous states. Although the Bank prefers to meet liquidity requirements through internally generated funding sources and through the matching of maturities of assets and liabilities, it also maintains funding relationships with numerous other financial institutions.

       The following table presents a summary of the Bank's short-term borrowings, which is mostly comprised of Federal funds purchased and securities sold under agreements to repurchase, at December 31 for each of the last three years by category and the corresponding interest rates (dollars in thousands):

                              Daily      Average    Maximum
             December 31     Average    Interest   Month-End
               Balance       Balance      Rate     Balance
              ---------     ---------    ------   ----------
1996          $ 409,180     $ 450,515      5.1%   $ 641,283
1995            544,014       458,055      5.4      544,014
1994            473,933       374,930      3.6      473,934

       The consolidated statements of cash flows can be used to review cash flows from operating, investing and financing activities. Cash and cash equivalents increased $35 million during 1996 to $282.8 million at December 31, 1996. Net cash provided by operating activities of $101.3 million for 1996 represents a substantial increase from net cash used by operating activities of $828 thousand reported for 1995. Cash flows from operating activities includes net income, adjusted for various noncash charges to income, as well as changes in certain balance sheet items. The increase in net cash provided by operating activities from 1995 to 1996 was primarily due to a large cash use to fund mortgage loans held for sale during 1995. This was also the cause of the decrease in net cash provided by operating activities from 1994 to 1995.

       Investing activities, primarily loans and securities, used cash of $30 million in 1996. This use of cash was mostly to finance an increase in loan and securities volumes and was partially offset by cash provided by decreases in short term investments. In 1995, investing activities used cash of $253 million. This use of cash was largely a result of increased loan demand and increases in short-term investments. These uses of cash were partially offset by cash provided by decreases in securities and interest-bearing bank balances.

       Financing activities are the primary funding source of investing activities. Financing activities include the gathering of deposits and use of purchased funds. Financing activities used $36.5 million in 1996 and provided $249.2 million in cash in 1995.

       Dividends paid by the Bank are subject to certain regulations controlling national banks that restrict the amount of dividends that may be distributed. The Bank has available for payment of dividends in 1997, without prior regulatory approval, $85.9 million plus its net profits for 1997.

CREDIT RISK MANAGEMENT

       Asset quality is managed by utilizing a credit process that has as its basis the separation of the credit administration function from the line lending function. This process includes a system of loan committees to review and approve loans, a system of credit quality review committees that monitors the progress of action plans on loans requiring special attention and an independent loan review function which reports to the Directors' Loan Review Committee. Additionally, the Credit Administration Division works to ensure that the credit process is carried out in accordance with credit policies. This process assists in the early identification of problem or potential problem credits and assists in determining the adequacy of the allowance for possible loan losses.

PROVISION AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

       In conjunction with the credit process, the allowance for possible loan losses (allowance) is maintained at a level that is considered sufficient to absorb potential losses in the loan portfolio. The allowance is adjusted by the provision for possible loan losses (provision) and is increased by recoveries of previously charged-off loans and decreased by loan charge-offs. The provision is the adjustment to expense necessary to maintain the allowance at an adequate level. Various factors are taken into consideration in determining the amount of the provision and the adequacy of the allowance. These factors include: 1) management's analysis of current and future economic conditions and their anticipated impact on specific borrowers; 2) the current level of classified and criticized assets and the associated risk factors with each; 3) past due and nonperforming assets; 4) the current level of the allowance in relation to total loans and to historical and current loss levels; and 5) growth and composition of the loan portfolio.

       The following table summarizes the activity in the allowance for possible loan losses over the past five years (dollars in thousands):

                                                                                     Year Ended December 31,
                                                                                     -----------------------
                                                                  1996           1995           1994          1993          1992
                                                              -----------    -----------    -----------   -----------   -----------
Allowance for possible loan losses - beginning balance        $    38,677    $    39,688    $    42,253   $    41,750   $    51,463
       Charge-offs:
              Commercial, financial and agricultural                  612            959          7,530         1,334        15,695
              Real estate - construction                              119            169            132            40            80
              Real estate - mortgage                                2,271          1,072          1,297         1,282         2,359
              Consumer                                              6,857          6,425          4,228         4,722         6,552
                                                              -----------    -----------    -----------   -----------   -----------
                     Total charge-offs                              9,859          8,625         13,187         7,378        24,686
                                                              -----------    -----------    -----------   -----------   -----------
       Recoveries:
              Commercial, financial and agricultural                2,634          1,756          1,673         2,046           483
              Real estate - construction                               16            268            599         1,385           538
              Real estate - mortgage                                1,676            581          1,064           751           656
              Consumer                                              3,067          3,009          3,163         3,699         4,418
                                                              -----------    -----------    -----------   -----------   -----------
                     Total recoveries                               7,393          5,614          6,499         7,881         6,095
                                                              -----------    -----------    -----------   -----------   -----------
       Net charge-offs (recoveries)                                 2,466          3,011          6,688          (503)       18,591
       Provision  for possible loan losses                          4,000          2,000          2,000          --           8,878
       Additions due to acquisitions                                 --             --            2,123          --            --
                                                              -----------    -----------    -----------   -----------   -----------
Allowance for possible loan losses - ending balance           $    40,211    $    38,677    $    39,688   $    42,253   $    41,750
                                                              ===========    ===========    ===========   ===========   ===========

Total loans outstanding:
       End of year                                            $ 2,945,704    $ 2,762,215    $ 2,377,015   $ 2,034,177   $ 1,913,120
                                                              ===========    ===========    ===========   ===========   ===========

       Average                                                $ 2,873,432    $ 2,593,239    $ 2,113,413   $ 1,952,513   $ 1,880,506
                                                              ===========    ===========    ===========   ===========   ===========

Ratios:
Allowance for possible loan losses to end of year total loans        1.37%         1.40%           1.67%         2.08%         2.18%
Allowance for possible loan losses to net charge-offs               1,631          1,285            593            NM           225
Allowance for possible loan losses to nonperforming loans             452            252            174           165           418
Net charge-offs (recoveries) to average total loans                   .09            .12            .32          (.03)          .99
Recoveries to prior year charge-offs                                85.72          42.57          88.09         31.93         31.70

NM - Not Meaningful

       As a result of management's assessment of the adequacy of the allowance and the increased loan growth in 1996, a $4.0 million provision for possible loan losses was recorded compared to a $2.0 million provision in 1995 and 1994. An addition to the allowance of $2.1 million resulted from acquisitions in 1994.

       Net charge-offs remain low at .09% of average loans in 1996 compared to
 .12% and .32% of average loans in 1995 and 1994, respectively.    Net
charge-offs were $2.5 million for 1996 compared to $3.0 million in 1995 and $6.7 million in 1994.

       The allowance at December 31, 1996 was $40.2 million, or 1.37% of total loans compared to $38.7 million, or 1.40% of total loans at December 31, 1995 and $39.7 million, or 1.67% of total loans at December 31, 1994. While future losses are difficult to predict, management believes that the current level of the allowance is adequate to cover possible losses in the loan portfolio based on the Bank's allowance methodology.

       The following table presents, for analysis purposes only, the allocation of the allowance by loan categories with respect to individual credits, historical losses, foreseeable economic conditions and other factors pertaining to specific industries (dollars in thousands):

                                                          December 31,
                                                          ------------
                                          1996      1995      1994      1993      1992
                                         -------   -------   -------   -------   -------
LOAN LOSS ALLOCATION

Commercial, financial and agricultural   $11,595   $ 8,437   $11,990   $14,081   $10,603
Real estate - construction                 1,216     1,273       940     1,346     2,580
Real estate - mortgage                     8,675    10,104     9,221     7,926     9,803
Consumer                                   8,349     7,898     7,319     6,871     5,794
Unallocated                               10,376    10,965    10,218    12,029    12,970
                                         -------   -------   -------   -------   -------
                                         $40,211   $38,677   $39,688   $42,253   $41,750
                                         =======   =======   =======   =======   =======

PERCENTAGE OF LOANS OUTSTANDING

Commercial, financial
   and agricultural                             28.9%       29.7%       32.4%       28.6%       31.9%
Real estate - construction                       3.9         3.3         3.3         3.1         3.7
Real estate - mortgage                          45.3        45.2        41.5        45.4        42.6
Consumer                                        21.9        21.8        22.8        22.9        21.8
                                            ========    ========    ========    ========    ========
                                               100.0%      100.0%      100.0%      100.0%      100.0%
                                            ========    ========    ========    ========    ========

NONPERFORMING ASSETS

       Nonperforming assets consist of loans on which interest is no longer accrued (nonaccrual), certain restructured loans where the interest rate or other terms have been materially changed due to the financial condition of the borrowers (restructured), and other real estate. A loan is placed on nonaccrual when management believes there is reasonable uncertainty about the full collection of both principal and interest, or when the loan is contractually past due ninety days or more, not well secured and not in process of collection. The policy regarding nonperforming loans is to take appropriate, timely and aggressive action when necessary to reach a timely resolution.

       The amounts of the Bank's nonperforming assets at the indicated dates are shown in the following table (in thousands):

                                                             December 31,
                                                             ------------
                                            1996       1995       1994       1993       1992
                                          --------   --------   --------   --------   --------
Nonaccrual loans                          $  8,891   $ 15,337   $ 22,799   $ 25,640   $  9,956
Restructured loans                            --         --         --         --           41
                                          --------   --------   --------   --------   --------
Nonperforming loans                          8,891     15,337     22,799     25,640      9,997
Other real estate                            2,643      3,139      3,467      7,485     28,207
                                          --------   --------   --------   --------   --------
Nonperforming assets                      $ 11,534   $ 18,476   $ 26,266   $ 33,125     38,204
                                          ========   ========   ========   ========   ========

Accruing loans past due 90 days or more   $  7,441   $  4,084   $  2,777   $  2,433   $  3,315
                                          ========   ========   ========   ========   ========

(continued)

                                                               1996       1995       1994        1993        1992
                                                             --------   --------   --------    --------    --------
Ratios:
Nonperforming assets to loans plus other real estate           .39%        .67%       1.10%       1.62%       1.96%
Nonperforming assets to total assets                           .26         .42         .65         .87         .87

       Interest income of approximately $1 million on nonaccrual and restructured loans at December 31, 1996 would have been recorded in 1996 if such loans had been in compliance with their original terms. Interest income actually recorded on such loans in 1996 was $722 thousand.

       Nonperforming assets decreased $6.9 million to $11.5 million at year-end 1996 compared to year-end 1995. These decreases were primarily attributable to cash collections, property sales and restoration of loans to performing status,
while a portion was also due to charge-offs.   The year-end 1996 total is
comprised of $8.9 million of nonaccrual and $2.6 million of other real estate. The Bank had no restructured loans at year-end 1996, 1995 and 1994.

       An additional $289 thousand of outstanding loans were not considered nonperforming at December 31, 1996, but the borrowers, in management's assessment, are experiencing financial difficulties severe enough that serious doubt exists as to the borrowers' continued ability to comply with the present terms of these loans.

CAPITAL AND DIVIDENDS

       Net income for 1996, 1995 and 1994 added $69.6 million, $59.1 million
and $54.4 million, respectively, to capital.   Capital was decreased by
dividends of $23.8 million, $18.9 million and $16.4 million declared in 1996, 1995, and 1994, respectively. Capital includes the unrealized gains on securities available for sale, net of deferred taxes, which were $1.5 million at December 31, 1996 compared to $13.5 million at December 31, 1995. Average stockholders' equity to average assets for 1996 was 9.33% compared to 8.69% in 1995 and 8.54% in 1994.

       The Office of the Comptroller of the Currency (OCC) has established risk-based capital guidelines for national banks. Under the risk-based capital guidelines, the minimum ratio of total capital to risk-weighted assets (total capital) is 8%. At least half of the total capital is to be comprised of tier
I capital.    Under these guidelines, the Bank's tier I capital and total capital ratios were 12.07% and 13.32%, respectively, at December 31, 1996 compared to 10.96% and 12.19%, respectively, at December 31, 1995 and 11.25% and 12.50%, respectively, at December 31, 1994. The Bank's strategy related to risk-based capital is to maintain capital levels which will be sufficient to qualify as "well capitalized". Maintaining capital ratios at the "well capitalized" level avoids certain restrictions which, for example, could impact the Bank's FDIC assessments, trust services and asset/liability management. At December 31, 1996, the tier I and total capital ratios for the Bank were well above the minimum 6% and 10% levels required to be categorized as a "well capitalized" insured depository institution.

       The Federal Reserve Board and the OCC have established minimum leverage ratios for national banks requiring such banking organizations to maintain tier 1 capital of at least 4% of the quarterly average assets (net of the allowance for possible loan losses) less goodwill and other nonqualifying intangible assets. FDICIA also established a minimum leverage ratio requirement of 5% for "well capitalized" institutions. The leverage ratios for December 31, 1996 and 1995 were 8.96% and 8.00%, respectively.

       Capital adequacy is continuously monitored to ensure that appropriate levels of capital are maintained to meet both current operating needs and anticipated future requirements. The capital guidelines play a crucial role in a banking organization's plans for business, asset allocations, acquisitions, and expansion.

       The approval of the Comptroller of the Currency (OCC) is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years. In 1997, the Bank has available for payment of dividends, without approval of the Comptroller of the Currency, $85.9 million plus its net profits for 1997.

OTHER OPERATING  INCOME

       Growth in noninterest related sources of income is one of the Bank's key long-term strategies. The strategy is to develop new sources of noninterest related income and to reprice services and products to manage their profitability. Other operating income includes fees for trust services, deposit service charges, mortgage loan servicing fees, income from broker/dealer services and many other corporate and retail products.

       During 1996, other operating income was $84.9 million compared to $67.7 million in 1995, an increase of $17.2 million. Other operating income for 1996 included additional revenue of $6.3 million resulting from the adoption of a new accounting pronouncement. Excluding this item, other operating income increased $ 10.9 million, or 16%, from 1995 to 1996. Approximately $3.9 million of the increase in other operating income for 1996 was due to acquisitions. The remaining increase was due to a 10% increase in core fee revenue sources.

       Service charges on deposit accounts has historically represented one of the primary sources of other operating income. Revenues in this area increased approximately $1.4 million to $25.4 million in 1996 compared to 1995. This increase was primarily the result of continuing growth in business volumes. Fees for trust services increased 4%, to $9.9 million, net of acquisitions, in 1996 from $9.5 million in 1995. This increase was the result of new trust business and an increase in the value of assets under management.

       Other service charges, commissions and fees increased $15.1 million, or 49%, from $31.0 million in 1995 to $46.1 million in 1996. Approximately $3.5 million of this increase was a result of fee income generated by the acquired companies. The adoption of SFAS No. 122 resulted in an increase in mortgage loan origination income of $6.3 million for 1996 as compared to 1995. The written covered call option program earned $1.2 million due to premiums received on expired written option contracts. The remainder of the increase resulted from increased income from broker/dealer services, mortgage loan servicing and customer utilization of other retail services. Other income increased $1.1 million, or 45%, to $3.4 million in 1996 as compared to 1995.

       During 1995, other operating income decreased $3.2 million to $67.7 million compared to $70.9 million in 1994. Other operating income for 1995 included gains on sales of securities available for sale of $862 thousand compared to $10.8 million for 1994. Excluding these gains, other operating income increased $6.7 million, or 11% from 1994 to 1995. Approximately $1.8 million of this increase was due to acquisitions with the balance of the increase due to increases in core fee revenue sources. Revenue from service charges on deposits increased $2.3 million to $24.0 million primarily as a result of continuing increase in business volumes. Fees for trust services increased 5% to $9.5 million in 1995 compared to 1994 as a result of new business. Other service charges, commissions and fees increased $4.3 million,
or 16%, to $31.0 million in 1995.   Approximately $1.9 million of this increase
was the result of fee income generated from acquired companies. The remaining increase resulted from increased income from core business services.

OTHER OPERATING EXPENSE

       Enhancing operational efficiency without sacrificing quality of service to customers continues to be a priority. A key measure used in the banking industry to assess the level of noninterest expense is the efficiency ratio, which is defined as noninterest expense divided by the sum of tax-equivalent net interest income plus noninterest income. The efficiency ratio measures the level of expense required to generate one dollar of revenue. Improvement in the efficiency ratio is measured by a reduction in the percentage reported.
The efficiency ratios for 1996, 1995, and 1994 were 59.05%, 61.25% and 60.32%, respectively.

       Other operating expense increased $11.4 million, or 7%, to $163.5 million in 1996 compared to 1995. Other operating expense for 1995 included the accrual of $3.5 million for the estimated cost of a proposed settlement of a class action suit concerning collateral protection insurance which was settled in 1996 at no additional cost. Approximately $9.4 million of the increase in 1996 can be attributed to acquisitions. Excluding acquisitions and nonrecurring charges in both years, expenses grew at a 4% rate in 1996 verses 1995.

       Salaries and employee benefits, which account for 46% of other operating expense, increased $9.5 million in 1996 compared to 1995. Approximately, $5.4 million of this increase is related to acquisitions. Excluding the effects of acquisitions, salaries and employee benefits increased $4.1 million, or 6% in 1996.

       Combined net occupancy and equipment expense increased $1.4 million over 1995, primarily as a result of an increase in depreciation, rentals and maintenance for banking facilities acquired through acquisitions and the cost of increased automation to more effectively and efficiently deliver products and services to our customers.

       Service fees increased $926 thousand to $8.8 million in 1996 compared to 1995 largely as a result of increased professional and consulting fees in a continuing effort to enhance products and their delivery to the customer, and to provide efficiencies within the organization. This investment is expected to be returned through increased operational efficiencies and enhanced revenue
in future periods.   The FDIC assessment decreased $3.7 million from 1995 to
1996. This decrease was the result of the FDIC reducing the premium rate on insured deposits.

       Other expense increased $2.6 million, to $43.7 million in 1996 compared to $41.1 million in 1995. Included in the 1995 other expense balance is the $3.5 million litigation accrual. Other expense increased primarily as a result of costs related to acquisitions, including $500 thousand due to amortization of goodwill, core deposit intangibles and purchased mortgage servicing rights.

       Other operating expense increased $17.9 million, or 13%, in 1995 compared to 1994. Approximately $4.7 million of the increase in 1995 can be attributed to acquisitions. Salaries and employee benefits, which account for 44% of other operating expense for 1995, increased $6.8 million, or 11%, in 1995 compared to 1994. Combined net occupancy and equipment expense increased $2.1 million over 1994 primarily due to acquisitions and the cost of increased automation. The FDIC assessment decreased $3.0 million, or 44%, from 1994 to 1995 as a result of the FDIC lowering the premium rate on insured deposits. Other expense increased $9.3 million, to $41.1 million in 1995, of which $2 million, or 17% of the increase, is related to acquisitions and $3.5 million relates to the litigation accrual.

INCOME TAXES

       Income tax expense was $33.8 million in 1996, compared to $30.2 million in 1995 and $26.9 million in 1994. The increase in tax expense between 1996 and 1995 was primarily the result of increased pre-tax earnings. The effective tax rate was 33% for 1996, 1995 and 1994. These effective tax rates are lower than the statutory income tax rate primarily due to tax exempt interest income received on certain loans and debt securities.

OUTLOOK

       The Bank's growth closely follows the economy of the Mississippi area. Mississippi's economy remains stable along with the other southern states. Consumer spending and commercial loan demand have been steady, leaving the Bank with three straight years of solid loan growth.

       Much of the growth in the Mississippi economy has been driven by advances in the gaming industry. Hotel/lodging and other industries that benefit from the increase in tourism drawn by gaming have also seen strong growth in 1996. Construction spending continues to be strong and is expected to remain strong well into 1997.

       As a result of the favorable economic outlook, loan volumes are expected to continue to grow but at a more moderate level in 1997 as compared to 1996. Most of the recent growth in the loan portfolio has come from consumers and small middle market businesses, a trend that is expected to continue through 1997. Deposits began to grow after several years of being flat during 1996. This trend is expected to continue at a slow to moderate pace in 1997.

       The net interest margin has remained strong for the past two years and is expected to remain so in 1997. Loan demand continues to exceed the growth in deposits, contributing favorably to the net interest margin, although loan and deposit spreads are expected to narrow somewhat in 1997.

       Loan quality continued to improve throughout 1996 and is expected to remain stable through 1997. Loan quality indicators are well within management's acceptable ranges and are consistent with the current state of the banking industry as a whole.

       The emphasis on fee income in 1996 paid off in substantial growth in this revenue source. Further growth in fee income is expected in 1997 as the Bank continues to explore nontraditional ways to provide services to an expanding customer base as well as ways to enhance the wide range of existing banking services offered. Expense control continues to be an area of intense focus. Consolidation of the back-office is critical to improving operating efficiency with such changes being transparent to the customer.


                              BUSINESS OF THE BANK

       The Bank is headquartered in Jackson, Mississippi and engages in the general banking business and activities closely related to banking, as authorized by the banking laws of the United States and the regulations issued pursuant thereto. Complete banking and trust services are offered to the commercial, industrial and agricultural areas which it serves through 109 branches throughout Mississippi.

       Deposit Guaranty's mortgage business includes McAfee Mortgage and Investment Company, headquartered in Lubbock, Texas with branches located throughout Texas; Deposit Guaranty Mortgage Company, a Mississippi business corporation with branches throughout Mississippi and Louisiana; and First Mortgage Corporation headquartered in Omaha, Nebraska, with branches in Nebraska, Oklahoma, Arkansas and Iowa. The mortgage companies act as mortgage bankers, engaging in mortgage lending, brokerage and servicing.

       The Bank provides investment advice and brokerage services through its subsidiaries, Deposit Guaranty Investments, Inc. and ParkSouth Corporation.



                                 LEGAL OPINION

       Watkins Ludlam & Stennis, P.A., of Jackson, Mississippi has rendered its opinion that the shares of Deposit Guaranty Common Stock to be issued in connection with the Merger have been duly authorized and if and when issued pursuant to the terms of the Merger Agreement, will be validly issued, fully paid and non-assessable.


                                    EXPERTS

       The consolidated financial statements of Deposit Guaranty as of December 31, 1996, and 1995 and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994, consolidated financial statements refers to a change in the method of accounting for debt securities.

       The consolidated financial statements of the Bank as of December 31, 1996, and for the year ended, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, also included herein, and upon the authority of said firm as experts in accounting and auditing.


                                 OTHER MATTERS

       As of the date of this Information Statement/Prospectus, the Board of Directors of Deposit Guaranty National Bank knows of no matters which will be presented for consideration at the Meeting other than as set forth in the notice of such Meeting attached to this Information Statement/Prospectus.

                             INDEX TO CONSOLIDATED
             FINANCIAL STATEMENTS OF DEPOSIT GUARANTY NATIONAL BANK




                                                                   Page
                                                                   ----
Independent Auditors' Report                                        F-2

Consolidated Statements of Condition as of
       December 31, 1996 and 1995 (unaudited)                       F-3

Consolidated Statements of Earnings for the Years
       Ended December 31, 1996, 1995 (unaudited)
       and 1994 (unaudited)                                         F-4

Consolidated Statements of Changes in Stockholders'
       Equity for the Years ended December 31, 1996,
       1995 (unaudited) and 1994 (unaudited)                        F-5

Consolidated Statements of Cash Flows for the Years
       Ended December 31, 1996, 1995 (unaudited)
       and 1994 (unaudited)                                         F-6

Notes to Consolidated Financial Statements                          F-7

                          Independent Auditors' Report





The Board of Directors and Stockholders
Deposit Guaranty National Bank:

We have audited the accompanying consolidated statement of condition of Deposit Guaranty National Bank and subsidiaries as of December 31, 1996, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deposit Guaranty National Bank and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



Jackson, Mississippi                                     KPMG Peat Marwick LLP
February 5, 1997

                     Consolidated Statements of Condition
                         Deposit Guaranty National Bank


(In Thousands Except Share Data)
                                                                               December 31,
                                                                         --------------------------
                                                                             1996           1995
                                                                         -----------    -----------
                                                                                        (unaudited)
ASSETS
Cash and due from banks                                                  $   282,752    $   248,205
Interest-bearing bank balances                                                 1,281           --
Federal funds sold and securities purchased under agreements to resell       104,900        441,015
Trading account securities                                                     2,469          1,413
Securities available for sale                                                858,628        680,624
Investment securities (fair value:  1996-$ 118,967; 1995-$ 104,719)          112,982        102,734
Loans                                                                      2,945,704      2,762,215
       Less:  Allowance for possible loan losses                             (40,211)       (38,677)
                                                                         -----------    -----------
              Net loans                                                    2,905,493      2,723,538
Bank premises and equipment                                                   86,702         85,831
Other assets                                                                 155,291        149,166
                                                                         -----------    -----------

       Total assets                                                      $ 4,510,498    $ 4,432,526
                                                                         ===========    ===========

LIABILITIES
Deposits:
       Noninterest-bearing                                               $   856,217    $   826,082
       Interest-bearing                                                    2,715,981      2,618,912
                                                                         -----------    -----------
              Total deposits                                               3,572,198      3,444,994
Federal funds purchased, securities sold under agreements
       to repurchase and other short-term borrowings                         409,180        544,014
Notes payable to affiliates                                                   35,000             --
Other liabilities                                                             71,001         54,132
                                                                         -----------    -----------
       Total liabilities                                                   4,087,379      4,043,140
                                                                         -----------    -----------

STOCKHOLDERS' EQUITY
Common stock, $5 par value, authorized, issued
       and outstanding:  3,225,181 shares                                     16,126         16,126
Surplus                                                                      158,865        158,865
Retained earnings                                                            246,664        200,912
Unrealized gain on securities available
       for sale, net of deferred income taxes                                  1,464         13,483
                                                                         -----------    -----------
       Total stockholders' equity                                            423,119        389,386
                                                                         -----------    -----------

       Total liabilities and stockholders' equity                        $ 4,510,498    $ 4,432,526
                                                                         ===========    ===========





See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                         Deposit Guaranty National Bank

(In Thousands Except Share Data)


                                                              Year Ended December 31,
                                                              -----------------------
                                                          1996         1995         1994
                                                       ----------   ----------   ----------
                                                                    (unaudited)  (unaudited)
INTEREST INCOME
Interest and fees on loans                             $  247,419   $  225,968   $  165,998
Interest on investment securities:
       Taxable                                              7,700       59,691       26,875
       Exempt from Federal income tax                        --          7,393        8,296
Interest on securities available for sale:
       Taxable                                             39,480        4,848       26,307
       Exempt from Federal income tax                       9,279          766           26
Interest on trading account securities                        279          166          147
Interest on Federal funds sold and securities
       purchased under agreements to resell                10,601        4,453        7,952
Interest on bank balances                                     272        1,040        4,963
                                                       ----------   ----------   ----------
       Total interest income                              315,030      304,325      240,564
                                                       ----------   ----------   ----------
INTEREST EXPENSE
Interest on deposits                                      105,647      103,739       81,592
Interest on Federal funds purchased, securities
       sold under agreements to repurchase and other
       short-term borrowings                               22,782       24,938       12,417
Notes payable to affiliates                                   636         --           --
                                                       ----------   ----------   ----------
       Total interest expense                             129,065      128,677       94,009
                                                       ----------   ----------   ----------
Net interest income                                       185,965      175,648      146,555
Provision for possible loan losses                          4,000        2,000        2,000
                                                       ----------   ----------   ----------
Net interest income after provision for
       possible loan losses                               181,965      173,648      144,555
                                                       ----------   ----------   ----------
OTHER OPERATING INCOME
Service charges on deposit accounts                        25,394       23,962       21,613
Fees for trust services                                     9,867        9,471        9,061
Gains on securities available for sale                         36          862       10,766
Other service charges, commissions and fees                46,116       30,973       26,677
Other                                                       3,447        2,386        2,754
                                                       ----------   ----------   ----------
       Total other operating income                        84,860       67,654       70,871
                                                       ----------   ----------   ----------
OTHER OPERATING EXPENSE
Salaries and employee benefits                             75,945       66,419       59,611
Net occupancy                                               9,953        9,010        8,575
Equipment                                                   8,433        7,937        6,249
Service fees                                                8,816        7,890        7,326
Communication                                               6,468        5,920        6,030
FDIC assessment                                                89        3,748        6,753
Advertising and public relations                            5,842        5,537        5,666
Mortgage servicing rights amortization                      4,204        4,447        2,174
Other                                                      43,700       41,149       31,821
                                                       ----------   ----------   ----------
       Total other operating expense                      163,450      152,057      134,205
                                                       ----------   ----------   ----------
Income before income taxes                                103,375       89,245       81,221
Income tax expense                                         33,790       30,190       26,871
                                                       ----------   ----------   ----------
Net income                                             $   69,585   $   59,055   $   54,350
                                                       ==========   ==========   ==========
Net income per share                                   $    21.58   $    18.31   $    16.85
Weighted average shares outstanding                     3,225,181    3,225,181    3,225,181

See accompanying notes to consolidated financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         Deposit Guaranty National Bank


(In Thousands Except Share Data)


                                                                                         Unrealized
                                                                                           Gain on
                                                                                          Securities
                                                     Common                  Retained     Available
                                                      Stock      Surplus     Earnings     For Sale
                                                    ---------   ---------    ---------    ---------
BALANCE, DECEMBER 31, 1993                          $  16,126   $ 158,865   $ 122,742    $    --

Net income for 1994                                      --          --        54,350         --
Cash dividends declared ($ 5.07 per share)               --          --       (16,351)        --
Cumulative effect of a change in accounting
       principle, net of deferred income taxes
       of $14,095                                        --          --          --          22,755
Net change in unrealized gain on securities
       available for sale, net of deferred income
       taxes of $ 13,304                                 --          --          --         (21,478)
                                                    ---------   ---------    --------    ----------
BALANCE, DECEMBER 31, 1994                             16,126     158,865     160,741         1,277

Net income for 1995                                      --          --        59,055         --
Cash dividends declared ($ 5.85 per share)               --          --       (18,884)        --
Net change in unrealized gain on securities
       available for sale, net of deferred income
       taxes of $7,561                                   --          --         --           12,206
                                                    ---------   ---------    --------    ----------
BALANCE, DECEMBER 31, 1995                             16,126     158,865     200,912        13,483

Net income for 1996                                      --          --        69,585         --
Cash dividends declared ($ 7.39 per share)               --          --       (23,833)        --
Net change in unrealized gain on securities
       available for sale, net of deferred income
       taxes of $7,445                                   --          --          --         (12,019)
                                                    ---------   ---------    --------    ----------
BALANCE, DECEMBER 31, 1996                          $  16,126   $ 158,865   $ 246,664    $    1,464
                                                    =========   =========   =========    ==========





See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         Deposit Guaranty National Bank


(In Thousands)                                                             Year Ended December 31,
                                                                           -----------------------
                                                                      1996           1995           1994
                                                                  -----------    -----------    -----------
                                                                                 (unaudited)    (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                        $    69,585    $    59,055    $    54,350
Adjustments to reconcile net income to net cash provided
 by operating activities:
 Provision for possible loan losses                                     4,000          2,000          2,000
 Provision for possible losses on other real estate                        43            113             28
 Provision for depreciation and amortization                           18,045         16,723         11,235
 Provision for deferred income tax expense (benefit)                    2,844         (2,534)           172
 Amortization (accretion) of premium (discount) on investment
    securities, net                                                       503        (15,152)       (11,545)
 Accretion of discount on securities available for sale, net           (2,535)          (462)        (1,680)
 Deferred loan fees and costs                                          (1,874)        (2,072)        (2,278)
 Increase (decrease) in other liabilities                              22,214         13,198         (8,308)
 (Increase) decrease in other assets                                   (1,872)       (26,065)        17,493
 Net cash received from (paid for) loans held for resale              (12,645)       (44,459)       134,846
 Gains on securities available for sale                                   (36)          (862)       (10,766)
 Other, net                                                             3,065           (311)        (4,480)
                                                                  -----------    -----------    -----------
    Net cash provided (used) by operating activities                  101,337           (828)       181,067
                                                                  -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in interest-bearing bank balances              (1,281)       125,298        (65,298)
Proceeds from sales of securities available for sale                  640,014        290,953      1,145,696
Proceeds from maturities and principal repayments of
    investment securities                                              28,981        510,231        208,381
Proceeds from maturities and principal repayments of securities
    available for sale                                                321,995        113,589        445,675
Purchases of investment securities                                    (40,720)      (394,367)      (736,052)
Purchases of securities available for sale                         (1,145,158)      (304,711)      (696,130)
Net (increase) decrease in Federal funds sold and securities
 purchased under agreements to resell                                 336,115       (259,220)       (39,140)
Net increase in loans                                                (158,410)      (311,779)      (386,082)
Proceeds from sales of other real estate                                2,140          1,917          7,272
Purchases of bank premises and equipment                              (11,165)       (12,624)        (9,784)
Proceeds from sales of bank premises and equipment                        157            550          2,728
Payment for purchase of common stock of acquired companies and
   other acquisition costs                                             (3,571)       (16,225)       (50,465)
Cash and due from banks of acquired companies                             629          3,355         14,073
                                                                  -----------    -----------    -----------
   Net cash used by investing activities                              (30,274)      (253,033)      (159,126)
                                                                  -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits                                   127,204        229,752        (45,536)
Net increase (decrease) in Federal funds purchased, securities sold under agreements to repurchase, and
     other short-term borrowings                                     (141,065)        70,080         59,027
Repayment of line of credit                                              --          (32,955)          --
Cash dividends paid                                                   (22,655)       (17,642)       (16,110)
                                                                  -----------    -----------    -----------
   Net cash provided (used) by financing activities                   (36,516)       249,235         (2,619)
                                                                  -----------    -----------    -----------
   Increase (decrease) in cash and due from banks                      34,547         (4,626)        19,322
   Cash and due from banks at beginning of year                       248,205        252,831        233,509
                                                                  -----------    -----------    -----------
   Cash and due from banks at year end                            $   282,752    $   248,205    $   252,831
                                                                  ===========    ===========    ===========

INCOME TAXES: The Bank made income tax payments of $32.7 million, $29.3 million and $28.1 million to its parent company during the years ended December 31, 1996, 1995 and 1994, respectively.

INTEREST: The Bank paid $129.7 million, 127.2 million and $94.4 million in interest on deposits and other borrowings during the years ended December 31, 1996, 1995 and 1994, respectively.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DEPOSIT GUARANTY NATIONAL BANK AND SUBSIDIARIES
(INFORMATION PRESENTED FOR 1995 AND 1994 IS UNAUDITED)


NOTE 1 - BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION, ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

BUSINESS

       The Bank and its subsidiaries are engaged in the general banking business and activities closely related to banking and provide these services primarily to customers in Mississippi. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION

       The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, the Bank is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of condition and the reported amounts of revenues and expenses for the years then ended. Actual results could differ significantly from those estimates.

       Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for possible loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for possible loan losses and real estate owned, the Bank obtains independent appraisals for significant properties.

ACCOUNTING POLICIES

CONSOLIDATION

       The consolidated financial statements of the Bank include Deposit Guaranty National Bank and its wholly owned subsidiaries Deposit Guaranty Mortgage Company and its subsidiary First Mortgage Corp., McAfee Mortgage and Investment Company, and Deposit Guaranty Investments, Inc., (collectively referred to as the Bank). The Bank is a 98%-owned subsidiary of Deposit Guaranty Corp. (the Corp.). All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS

       The Bank considers only cash and amounts due from banks to be cash equivalents.

TRADING ACCOUNT SECURITIES

       Trading account securities are reported at fair value. Realized and unrealized gains or losses on trading account securities are reflected in other operating income.

SECURITIES AVAILABLE FOR SALE

       Securities available for sale prior to maturity are reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related deferred income taxes. Premiums are amortized and discounts are accreted using the interest method. The amortization of premiums and accretion of discounts on mortgage-backed securities are periodically adjusted to reflect the actual prepayment experience of the underlying mortgage loans. Gains or losses on sales of these securities, computed based on the carrying value of the specific securities sold, are classified as gains on securities available for sale in other operating income.

INVESTMENT SECURITIES

       Investment securities are securities which the Bank has the positive intent and ability to hold to maturity. Investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. The amortization of premiums and accretion of discounts on mortgage-backed securities are periodically adjusted to reflect the actual prepayment experience of the underlying mortgage loans. Gains and losses on sales of investment securities are computed based on the adjusted cost of the specific securities sold.

DERIVATIVE FINANCIAL INSTRUMENTS

       TRADING INSTRUMENTS: Derivative financial instruments held for trading are recorded at fair value. These instruments are used by the Bank to generate additional noninterest income. Realized and unrealized gains and losses on trading positions are recognized in noninterest income during the period in which the gain or loss occurs. Interest revenue and expense arising from trading instruments are included in other operating income.

       RISK MANAGEMENT INSTRUMENTS: As part of its asset/liability management activities, the Bank may enter into interest rate futures, forwards, swaps and option contracts. These derivative financial instruments are categorized as risk management instruments and are carried at fair value unless the instrument qualifies for hedge accounting treatment. Fair value adjustments on risk management instruments carried at fair value are reflected in operating income. Gains and losses realized on futures and forward contracts qualifying as hedges are deferred and amortized over the terms of the related assets or liabilities and are included as adjustments to interest income or interest expense. Settlements on interest rate swaps and option contracts are recognized over the lives of the agreements as adjustments to interest income or interest expense.

       Interest rate contracts used in connection with the securities portfolio that is designated as available for sale are carried at fair value with gains and losses, net of applicable deferred income taxes, reported in a separate component of stockholders' equity, consistent with the reporting of unrealized gains and losses on such securities.

       Premiums paid for interest rate caps and floors qualifying for hedge accounting are deferred and classified with the assets and liabilities hedged and are amortized to interest income and expense over the life of the instrument.

INTEREST AND FEES ON LOANS

       Interest on loans is recognized based on the interest method. The recognition of interest is suspended on commercial loans when principal or interest is past due ninety days or more and collateral is inadequate to cover principal and interest or when, in the opinion of management, full collection is unlikely. Interest on such loans is subsequently recognized only in the period in which payments are received, and in certain situations, such payments are applied to reduce principal when loans are unsecured or collateral values are deficient. A nonaccrual loan is returned to accrual status provided all principal and interest amounts are reasonably assured of repayment within a reasonable period and the borrower has demonstrated sustained payment performance. Nonrefundable loan fees and direct origination costs are deferred and amortized over the life of the loan as an adjustment of the yield. Commitment fees are deferred and recognized as noninterest income over the commitment period.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

       The allowance for possible loan losses is maintained at a level considered adequate to provide for reasonably foreseeable potential losses on loans. The allowance is based on management's evaluation of the loan portfolio considering economic conditions, volume and composition of the loan portfolio, past experience and other relevant factors.

       Effective January 1, 1995, the Bank adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires a creditor to measure impaired and restructured loans at the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The difference between the impaired loan's carrying value and the fair value is recognized as a valuation adjustment. The Bank also adopted the provisions of SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" on January 1, 1995. SFAS No. 118 amends SFAS No. 114 by allowing creditors to use existing methods for recognizing interest income on impaired loans and by requiring additional disclosures. These statements did not have a material impact on the consolidated financial statements.

OTHER REAL ESTATE OWNED

       Other real estate owned includes assets that have been acquired in satisfaction of debt. Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less estimated costs to sell. Any valuation adjustments required prior to foreclosure are charged to the allowance for possible loan losses. Subsequent to acquisition, losses on the periodic revaluation of the property are charged to current period earnings as other operating expense. Costs of operating and maintaining the properties, net of related income and gains (losses) on their disposition, are charged to other operating expense as incurred.

       Expenditures to complete or improve properties are capitalized if the expenditures are expected to be recovered upon the ultimate sale of the property.

BANK PREMISES AND EQUIPMENT

       Bank premises and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets. Any gain or loss resulting from disposition is included in other operating income. Expenditures for maintenance and repairs are charged to other operating expense and renewals and betterments are capitalized.

       Effective January 1, 1996, the Bank adopted the provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Bank be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the asset. This statement requires that the majority of long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS No. 121 did not have a material impact on the consolidated financial statements.

INTANGIBLE ASSETS

       Goodwill, representing the excess of the cost of acquisitions over the fair value of the net assets acquired, is amortized using the straight-line method over periods not exceeding 15 years. Core deposit intangibles represent the net present value of the future economic benefits related to the use of deposits assumed and are amortized on a straight-line basis generally over 10 years.

       Bank management reviews its intangible assets for possible impairment when there is a significant event that may detrimentally impact the underlying basis of the asset.

       Mortgage servicing rights represent the right to receive future servicing income. Mortgage servicing rights are amortized over the period of, and in proportion to, estimated net servicing income. At least annually, Bank management evaluates the carrying amount of its servicing rights by analyzing the discounted cash flows of such assets under current market conditions.

       Effective January 1, 1996, the Bank adopted the provisions of SFAS No. 122 "Accounting for Mortgage Servicing Rights, an Amendment to SFAS No. 65." SFAS No. 122 provides guidance for recognition of mortgage servicing rights as an asset when mortgage loans are sold or securitized and servicing rights retained. This statement also requires that an impairment of mortgage servicing rights be measured as the difference between the carrying amount of
the servicing rights and their current fair values.    SFAS No. 122 is applied
prospectively; therefore, the Bank's prior period financial statements do not reflect the adoption of this pronouncement. The effect of this change for the year ended December 31, 1996 was to increase net income by $3.3 million, net of income taxes.

POSTRETIREMENT BENEFITS

       The Bank accounts for postretirement and postemployment health care and life insurance benefits using the full accrual method which recognizes the cost of providing the benefits over the active service period of the employee.

       Effective January 1, 1994, the Bank adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112, established standards for accounting and reporting the cost of benefits provided by an employer to its former or inactive employees after employment but before retirement. SFAS No. 112 requires an employer to recognize an obligation for such benefits if certain conditions are met. This statement did not have a material impact on the consolidated financial statements.

INCOME TAXES

       The Corp. files consolidated income tax returns which include the results of operations of the Bank. Income taxes are allocated to the Bank as if it filed separate income tax returns at the maximum applicable tax rate. The Bank pays allocated current income taxes to the Corp.

       Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized.

NET INCOME PER SHARE

       Net income per share is based on the weighted average number of shares outstanding during each year.

RECENT PRONOUNCEMENTS

       In June, 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. SFAS No. 125 requires that an entity recognize the financial and servicing assets it controls and the liabilities it has incurred. The entity will derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. Consistent standards are provided by this statement for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement, as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is effective after December 31, 1997, for repurchase agreements, dollar-roll agreements, securities lending, and similar transactions. The adoption of this statement will not have a material impact on the consolidated financial statements.


NOTE 2 - CASH AND DUE FROM BANKS

       The Bank is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amount of those reserves for the year ended December 31, 1996, was approximately $14 million.


NOTE 3 - ACQUISITIONS

       On May 18, 1994, the Bank acquired the outstanding common stock of First Columbus Financial Corporation, a $209 million asset bank holding company, for $50 million cash. The transaction was accounted for as a purchase. The results of operations of this acquired company, which are not material, are included in the financial statements from the date of acquisition.

       On March 10, 1995, the Bank purchased the Coahoma County, Mississippi, operations of a local Mississippi bank. This acquisition added assets of approximately $82 million.

       On August 8, 1995, the Bank purchased First Mortgage Corp. located in Omaha, Nebraska for $15.8 million in a purchase business combination. At the acquisition date, First Mortgage Corp. had a $1.1 billion mortgage servicing portfolio and six production offices in Nebraska and Oklahoma. The results of operations of this acquired company, which are not material, are included in the financial statements from the date of acquisition.

       On June 29, 1996, the Bank purchased McAfee Mortgage and Investment Company, located in Lubbock, Texas, in a transaction accounted for as a purchase business combination. McAfee Mortgage and Investment Company had fifteen offices located throughout Texas and originated approximately $240 million in mortgage loans in 1995. The results of operations of this acquired company which are not material, are included in the 1996 financial statements from the date of acquisition.

       The following table reflects cash paid, assets acquired and liabilities assumed (in thousands):


                                    1996        1995          1994
                                 ---------- -------------  ----------
                                   McAfee                First Columbus
                                  Mortgage      First       Financial
                                  Company   Mortgage Corp. Corporation
                                 ---------- -------------  ----------
Fair value of assets acquired    $   18,073   $   59,388   $  230,775
Cash paid for common stock and
       other acquisition costs        3,571       16,225       50,465
                                 ----------   ----------   ----------

Liabilities assumed              $   14,502   $   43,163   $  180,310
                                 ==========   ==========   ==========


NOTE 4 - RELATED PARTY TRANSACTIONS

       The Corp. provides management and other services on behalf of the Bank including executive management, the audit and accounting functions, credit administration and data processing. The cost of those services is charged to the Corp.'s subsidiaries on a reimbursement basis through a service and management fee. During 1996, 1995 and 1994, such service and management fees paid to the Corp. were $28.6 million, $24.6 million, and $23.8 million, respectively. Management believes that such fees are reasonable and would not be materially different if they had been incurred with unaffiliated third parties.

       At December 31, 1996, the Bank had notes payable to other subsidiaries of the Corp. of $35.0 million. There were no notes payable to affiliates at December 31, 1995.

       The Bank acted as a counterparty on an interest rate contract with another subsidiary of the Corp. In exchange for this service, the Bank
received a minimal fee from the subsidiary bank of $10 thousand.   The notional
value of this interest rate contract at December 31, 1996 was $15.0 million. The Bank entered into an offsetting contract with an unaffiliated third party. Both contracts are reflected in the amounts disclosed in notes 15 and 16.

NOTE 5 - SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES

       The amortized cost and estimated fair value of securities available for sale, and investment securities follow (in thousands):

                                                                     December 31,
                                                               ----------------------
                                                                 Gross        Gross     Estimated
                                                   Amortized  Unrealized    Unrealized     Fair
SECURITIES AVAILABLE FOR SALE                         Cost       Gains        Losses       Value
                                                   ---------   ---------    ---------    ---------
1996
U.S. Treasury and other U.S. Government agencies   $ 410,063   $   1,583    $  (5,647)   $ 405,999
Obligations of states and political subdivisions     130,218       5,680       (1,000)     134,898
Mortgage-backed securities                           316,803       1,836         (908)     317,731
                                                   ---------   ---------    ---------    ---------
                                                   $ 857,084   $   9,099    $  (7,555)   $ 858,628
                                                   =========   =========    =========    =========

1995
U.S. Treasury and other U.S. Government agencies   $ 463,515   $  11,556    $    --      $ 475,071
Obligations of states and political subdivisions     112,387       7,902          (70)     120,219
Mortgage-backed securities                            83,907       1,427         --         85,334
                                                   ---------   ---------    ---------    ---------
                                                   $ 659,809   $  20,885    $     (70)   $ 680,624
                                                   =========   =========    =========    =========

INVESTMENT SECURITIES

1996
Mortgage-backed securities                         $  43,602   $   3,597    $    --      $  47,199
Other securities                                      69,380       2,423          (35)      71,768
                                                   ---------   ---------    ---------    ---------
                                                   $ 112,982   $   6,020    $     (35)   $ 118,967
                                                   =========   =========    =========    =========

1995
Mortgage-backed securities                         $  57,580   $   2,111    $    (660)   $  59,031
Other securities                                      45,154         545          (11)      45,688
                                                   ---------   ---------    ---------    ---------
                                                   $ 102,734   $   2,656    $    (671)   $ 104,719
                                                   =========   =========    =========    =========

       The amortized cost and estimated fair value of securities available for sale and investment securities at December 31, 1996, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                  December 31, 1996
                                                                  -----------------
                                           Securities Available for Sale         Investment Securities
                                         ---------------------------------   ---------------------------------
                                                               Estimated                         Estimated
                                            Amortized            Fair          Amortized            Fair
                                              Cost               Value            Cost             Value
                                         ---------------   ---------------   ---------------   ---------------
Due in one year or less                  $         5,776   $         6,137   $         1,172   $         1,242
Due after one year through five years            287,923           286,789             7,475             7,470
Due after five years through ten years           162,152           160,660            44,827            47,093
Due after ten years                               84,430            87,311            15,906            15,963
                                         ---------------   ---------------   ---------------   ---------------

                                                 540,281           540,897            69,380            71,768
Mortgage-backed securities                       316,803           317,731            43,602            47,199
                                         ---------------   ---------------   ---------------   ---------------

                                         $       857,084   $       858,628   $       112,982   $       118,967
                                         ===============   ===============   ===============   ===============

       Gross gains of $6.6 million, $991 thousand, and $24.2 million and gross losses of $6.6 million, $129 thousand, and $13.4 million were realized on sales of securities available for sale in 1996, 1995, and 1994, respectively. Included in gross gains for 1996 and 1995 were $107 thousand and $796 thousand, respectively related to premiums received for exercised written option contracts on securities available for sale. Included in gross gains and gross losses for 1994 were $8.4 million and $179 thousand, respectively, related to the termination of interest rate swap agreements and sales of securities associated with such agreements.

       Securities available for sale and investment securities with a carrying amount of $694.7 million (fair value $696.7 million) at December 31, 1996, and $503.9 million (fair value $520.2 million) at December 31, 1995, were pledged to secure public and trust deposits, for repurchase agreements, and for other purposes.


NOTE 6 - LOANS

       The Bank makes commercial, financial, agribusiness, real estate and consumer loans to customers. Although the Bank has a diversified loan portfolio, the majority of its loan portfolio is concentrated in the state of Mississippi. Loans held for sale at December 31, 1996 and 1995 were $200.8 million and $173.6 million, respectively. The Bank services mortgage loans, and at December 31, 1996, 1995 and 1994, the loan servicing portfolio approximated $3.8 billion, $3.5 billion and $2.0 billion, respectively. The composition of the loan portfolio follows (in thousands):

                                              December 31,
                                              ------------
                                            1996         1995
                                         ----------   ----------
Commercial, financial and agricultural   $  851,545   $  820,357
Real estate - construction                  113,649       91,951
Real estate - mortgage                    1,336,823    1,250,863
Consumer                                    643,687      599,044
                                         ----------   ----------
Total loans                              $2,945,704   $2,762,215
                                         ==========   ==========

       In the ordinary course of business, the Bank makes loans to directors and principal officers of the Corp. and its subsidiaries, as well as other related parties. In the opinion of management, such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. A summary of changes in such loans during 1996 follows (in thousands):

Balance at January 1                         $  58,483
Additions                                      180,968
Reductions (including participations sold)    (192,946)
                                             ---------
Balance at December 31                       $  46,505
                                             =========

       Transactions in the allowance for possible loan losses follow (in thousands):

                                                 1996          1995          1994
                                             ----------    ----------    ----------
Balance at January 1                         $   38,677    $   39,688    $   42,253
Additions due to acquisitions                      --            --           2,123
Loans charged-off                                (9,859)       (8,625)      (13,187)
Recoveries on loans previously charged-off        7,393         5,614         6,499
                                             ----------    ----------    ----------
Net charge-offs                                  (2,466)       (3,011)       (6,688)
Provision for possible loan losses                4,000         2,000         2,000
                                             ----------    ----------    ----------
Balance at December 31                       $   40,211    $   38,677    $   39,688
                                             ==========    ==========    ==========

       The Bank's total recorded investment in impaired loans as of December 31, 1996 and 1995 was $6.6 million and $13.2 million, respectively. Included in the balance of impaired loans at December 31, 1996 and 1995 is $3.1 million and $4.6 million which have related allowances of $512 thousand and $2.0 million, respectively for estimated credit losses determined in accordance with the provisions of SFAS No. 114. The remaining $3.5 million and $10.0 million of the balance of impaired loans at December 31, 1996 and 1995, respectively do not require an allowance under the provisions of SFAS No. 114 since the estimated future cash flows or the collateral value was considered sufficient to cover any future deficiencies in loan payments. However, a general allowance for possible loan losses is available to absorb any losses on these loans. The average recorded investment in impaired loans for the years ended December 31, 1996 and 1995 was $9.6 million and $14.7 million, respectively. All impaired loans are on nonaccrual status and are subject to the nonaccrual method for interest income recognition. There was no interest income recognized in 1996 and 1995 on loans identified as impaired.

       Loans on nonaccrual status amounted to approximately $8.9 million at December 31, 1996 and $15.3 million at December 31, 1995. The effect on interest income of nonaccrual loans was not material at December 31, 1996, 1995 or 1994. Restructured loans were not significant in 1996 and there were no restructured loans in 1995 and 1994.

       Other real estate owned amounted to approximately $2.6 million at December 31, 1996 and $3.1 million at December 31, 1995. Transactions in the allowance for possible losses on other real estate follow (in thousands):

                                        1996       1995       1994
                                      -------    -------    -------
Balance at January 1                  $   966    $ 1,022    $ 1,205
Provision charged to expense               43        113         75
Losses charged to the allowance          (683)      (169)      (258)
                                      -------    -------    -------
Balance at December 31                $   326    $   966    $ 1,022
                                      =======    =======    =======


NOTE 7 - BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment follows (in thousands):

                                                         December 31,
                                                   ----------------------
                                                     1996         1995
                                                   ---------    ---------
Land                                               $  17,067    $  16,741
Buildings and leasehold improvements                 106,629      101,366
Furniture and equipment                               62,353       60,588
                                                   ---------    ---------
                                                     186,049      178,695
Less:  Accumulated depreciation and amortization     (99,347)     (92,864)
                                                   ---------    ---------
Bank premises and equipment, net                   $  86,702    $  85,831
                                                   =========    =========


NOTE 8 - LEASES

       Operating leases (primarily for branch bank space) expire at various dates. Most of these leases may be renewed beyond their present expiration dates. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 1996, follow (in thousands):


1997                                     $ 1,653
1998                                       1,259
1999                                         793
2000                                         489
2001                                         308
Thereafter                                 1,458
                                         -------
Total minimum lease payments             $ 5,960
                                         =======

       At December 31, 1996, the Bank leases office space to others with expirations at various dates through 2005. These leases have an average term of approximately three years and require total minimum rentals of approximately $7.5 million. Most of these subleases may be renewed beyond their present expiration dates.

       Rental expense of $3.7 million in 1996, $2.8 million in 1995, and $1.9 million in 1994 included amounts for short-term cancelable leases and minimum rentals under operating leases.


NOTE 9 - DEPOSITS

       The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $238.9 million and $249.4 at December 31, 1996 and 1995, respectively.


NOTE 10 - BORROWED FUNDS

       Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds consist of term federal funds purchased and treasury tax and loan deposits and generally are repaid within one to 120 days from the transaction date.

       Information concerning securities sold under agreements to repurchase is summarized as follows (in thousands):

                                              1996        1995
                                            --------    --------
Average balance during the year             $219,569    $224,894
Maximum month-end balance during the year    278,417     269,722
Average interest rate during the year           4.77%       5.04%

       The securities underlying repurchase agreements remain under the Company's control.


NOTE 11 - INCOME TAXES

       Total income tax expense was allocated as follows (in thousands):

                                                                        1996        1995            1994
                                                                      --------    --------        --------
Income before income taxes                                            $ 33,790    $ 30,190        $ 26,871
Stockholders' equity, for compensation expense for tax purposes in
       excess of amount recognized for financial reporting purposes       (358)       (223)            (23)
Stockholders' equity, for unrealized gains on securities
       available for sale for financial reporting purposes,
       including impact of adopting  SFAS No. 115                       (7,445)      7,561             791
                                                                      --------    --------        --------
                                                                      $ 25,987    $ 37,528        $ 27,639
                                                                      ========    ========        ========

       The current and deferred components of income tax expense follow (in thousands):

                                   1996        1995        1994
                                 --------    --------    --------
Current:      Federal            $ 28,866    $ 30,151    $ 24,086
              State                 2,080       2,573       2,483
Deferred:     Federal               2,415      (2,171)        262
              State                   429        (363)         40
                                 --------    --------    --------
                                 $ 33,790    $ 30,190    $ 26,871
                                 ========    ========    ========

       The differences between the income tax expense shown on the consolidated statements of earnings and the amounts computed by applying the Federal income tax rate of 35% to income before income taxes follow (in thousands):

                                            1996          1995          1994
                                         ----------    ----------    ----------
Amount computed at statutory tax rates   $   36,181    $   31,236    $   28,427
Increases (decreases):
Tax exempt interest income                   (3,860)       (3,365)       (3,531)
Amortization of intangible assets               615           568           109
State income taxes, net                       1,631         1,437         1,640
Other, net                                     (777)          314           226
                                         ----------    ----------    ----------

                                         $   33,790    $   30,190    $   26,871
                                         ==========    ==========    ==========

       The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset follow (in thousands):

                                                        December 31,
                                                        ------------
                                                       1996         1995
                                                   ----------   ----------
Deferred tax assets
Allowance for possible loan losses                   $ 16,271   $   15,584
Other real estate owned                                   163          375
Litigation reserve                                       --          1,339
Capitalized fees and costs                                792          891
Deferred compensation                                     630          543
Other                                                   1,826        2,907
                                                   ----------   ----------
       Total gross deferred tax asset                  19,682       21,639
                                                   ----------   ----------

Deferred tax liabilities
Bank premises and equipment                             4,362        4,644
Pension plan                                              807          683
Core deposit intangibles                                2,144        2,509
Mortgage servicing rights                               7,970        3,651
Unrealized gain on securities available for sale          907        8,352
State income taxes                                        126           72
Other                                                     190          677
                                                   ----------   ----------
       Total gross deferred tax liability              16,506       20,588
                                                   ----------   ----------
       Net deferred tax asset                      $    3,176   $    1,051
                                                   ==========   ==========

       There was no valuation allowance for the gross deferred tax asset as of December 31, 1996, 1995 and 1994.

       The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and anticipated future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences.

       Income taxes resulting from securities transactions of $38 thousand, $302 thousand, and $3.8 million in 1996, 1995 and 1994, respectively.

NOTE 12 - EMPLOYEE BENEFIT PLANS

       The Bank participates in the following employee benefit plans of the
Corp.:

       - A defined benefit pension plan based upon age, length of employment and hours of service covering substantially all employees;
       -      A retirement savings plan covering substantially all employees;
              and
       - Employee stock purchase plan available to all full-time employees who have attained legal majority and have one year of continuous service.

       Employee benefit expense (income) related to these plans follows (in thousands):

                            1996         1995         1994
                          ---------    ---------    ---------
Pension plan              $    (323)   $     (10)   $    (558)
Retirement savings plan       1,761        1,580        1,532
Other plans                     366          228          493
                          ---------    ---------    ---------
                          $   1,804    $   1,798    $   1,467
                          =========    =========    =========

       Benefits under the defined benefit pension plan are based on years of service and the employee's compensation during the last five years of employment. The Bank's funding policy is to contribute an amount which will satisfy the minimum funding requirements of ERISA and will not exceed the maximum tax-deductible amount allowed by the IRS. The annual contribution is determined by an enrolled actuary and incorporates benefits earned to date and in the future and is allocated to each of the Corp.'s subsidiaries based upon the ratio of each subsidiary's total salary dollars to the Corp.'s total consolidated salary dollars. As of December 31, 1996 and 1995, the fair value of the plan assets which are primarily corporate securities, exceeded the accumulated benefit obligation. Information relating to the defined benefit pension plan's funding status is not separately available for the Bank.

       The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.25% in 1996 and 1995. The rate of increase in future compensation was 5.0% in 1996 and 1995. The expected long-term rate of return on plan assets was 9.0% in 1996 and 1995.

       Under the retirement savings plan, the Bank automatically contributes an amount equal to 2% of each participant's base salary to the plan. A participant, in addition, may elect to contribute up to 10% of base salary to the plan. The Bank contributes an additional amount to the plan equal to 50% of the participant's contribution up to 5% of base salary. Effective January 1, 1997, employees can contribute up to 15% of base salary.

       Participants in the employee stock purchase plan may contribute up to 5% of their base salary. The Bank's contribution to each participant's account is 25% of the participant's contribution. Common stock of Deposit Guaranty Corp. is purchased for the plan on the open market.

       The Bank also provides certain health care and life insurance benefits for retired employees. For those employees who have retired and active employees eligible to retire, as of January 1, 1993, the Bank shares in the cost of these benefits. Employees eligible to retire are those age 55 with 10 years of service. The Bank pays 50% of the cost of these benefits for the retiree and covered spouse until the retiree becomes Medicare eligible (age
65). After the retiree attains age 65, the retiree pays the full cost of these benefits. Active employees not eligible to retire before January 1, 1993, pay the full cost of coverage for these benefits at retirement. The plan is unfunded.

       The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1996 and 1995. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.6% in 1996 and 11.4% in 1995, graded down to 9.8% in 1997 and graded down each year to an ultimate rate of 5% in 2008. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1996, would be increased by 1.23%. The effect of this change on the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 would be an increase of .99%.

NOTE 13 - EQUITY RESTRICTIONS

       The Bank is subject to certain regulations controlling national banks that restrict the amount of dividends that may be distributed and the amount of loans that may be made by the banks to their parent company.

       The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits, as defined, for that year combined with its retained net profits of the preceding two years. The Bank has available for payment of dividends in 1997, without regulatory approval, $85.9 million plus its net profits for 1997.


NOTE 14 - REGULATORY MATTERS

       The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct and material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

       As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

       The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                   To Be Well
                                                                                                Capitalized Under
                                                                For Capital                     Prompt Corrective
                                            Actual           Adequacy Purposes:                 Action Provisions:
                                      -----------------      -----------------               ------------------------
                                      Amount      Rate       Amount       Rate               Amount             Rate
                                      ------      -----      ------       ----               ------             -----
As of December 31, 1996:
  Total Capital                                                         greater than                         greater than
     (to Risk Weighted Assets):     $ 430,478     13.32%   $ 258,584    or = to 8.00%        $ 323,230       or = to 10.00%

  Tier 1 Capital                                                        greater than                         greater than
     (to Risk Weighted Assets):       390,267     12.07      129,292    or = to 4.00           193,938       or = to  6.00

  Tier 1 Capital                                                        greater than                         greater than
     (to Average Assets):             390,267      8.96      174,206    or = to 4.00           217,758       or = to 5.00


As of December 31, 1995:
  Total Capital                                                         greater than                         greater than
     (to Risk Weighted Assets):       382,106     12.19      250,699    or = to 8.00           313,374       or = to 10.00

  Tier 1 Capital                                                        greater than                         greater than
     (to Risk Weighted Assets):       343,430     10.96      125,349    or = to 4.00           188,024       or = to  6.00

  Tier 1 Capital                                                        greater than                         greater than
     (to Average Assets):             343,430      8.00      171,745    or = to 4.00           214,682       or = to  5.00


NOTE 15 - OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES

  The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby and commercial letters of credit, securities lent, futures and forward contracts, interest rate contracts and options. Those instruments involve, to varying degrees, elements of credit and/or interest rate risk in excess of the amounts recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

  The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For futures, forward contracts, interest rate contracts, and options, the contract or notional amounts do not represent exposure to credit loss. Credit risk for those instruments is controlled by limits and monitoring procedures.

COMMITMENTS
  At December 31, 1996, the financial instruments whose contract amounts represent credit risk and those whose notional or contract amounts exceed the amount of on-balance sheet credit risk are listed in the following table (in thousands):

                                                Contract
                                                 Amount
                                              -----------
Financial instruments whose contract
  amounts represent credit risk:
     Commitments to extend credit             $ 1,029,355
     Standby letters of credit                     86,719
     Commercial letters of credit                   4,354
Financial instruments whose notional or
  contract amounts exceed the amount
  of credit risk:
     Commitments to purchase securities            34,560
     Commitments to sell securities                 2,285

  Commitments to extend credit are agreements to lend money with fixed expiration dates or other termination clauses. The Bank periodically reassesses the customers' creditworthiness through ongoing credit reviews. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is obtained based on the Bank's assessment of the customer's creditworthiness.

  Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

  The Bank issues commercial letters of credit which are short-term commitments used to finance commercial contracts for the shipment of goods. Under these instruments, the Bank substitutes its own creditworthiness for that of the customer by committing to pay a third party under certain contractual conditions. These instruments are collateralized by the goods being shipped.

  Commitments to purchase and sell securities, futures and forward contracts are contracts for delayed delivery of securities, foreign currencies or money market instruments in which the seller agrees to make delivery of a specified instrument at a specified future date, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in interest rates and securities values.

DERIVATIVES

  The Bank maintains an active trading account in Eurodollar futures and options in order to maintain a presence in those markets. Trading activities are confined to relatively small dollar limits on exchange-traded instruments. Trading activities in those instruments resulted in a net loss of $25 thousand for 1996. There were no notional amounts outstanding at December 31, 1996.

  The Bank sometimes acts as a counterparty on interest rate contracts with another subsidiary of the Corp. These written contracts are always offset by interest rate contracts purchased from counterparties outside of the Corp. In exchange for this service, the Bank will receive a minimal fee from the subsidiary bank. The total notional value of these written contracts was $15 million as of year-end 1996 with a net unrealized loss of $234 thousand.

  Trading instruments are recorded at fair value, with realized and unrealized gains and losses recognized in other operating income. Exposure to market risk is managed in accordance with risk limits set by senior management. All positions are netted for risk-management purposes. Credit risk is minimized by using only exchange-traded futures and options, utilizing a position netting strategy, and requiring that all positions be fully collateralized.

  Risk management derivative instruments are used to manage the Bank's exposure to interest rate and market risk. The notional or contract amounts on these instruments normally exceed the amount of credit risk to the Bank. The 1996 year-end positions of the Bank in these instruments are summarized in the following table (in thousands):

                                   Contract or
                                  Notional Amount
                                  ---------------
Interest rate swap agreements        $ 22,622
Interest rate caps                    100,000
Interest rate floors                  315,000
Forward contracts                     130,500

  Interest rate swap agreements are entered into by the Bank primarily to manage interest rate exposure. These are contractual agreements between counterparties to exchange interest streams based on notional principal amounts over a set period of time. Interest rate swap agreements normally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. The notional or principal amount does not represent an amount at risk, but is used only as a basis for determining the actual cash flows related to the interest rate contracts. Market risk, due to potential fluctuations in interest rates, is inherent in swap agreements. As of December 31, 1996, the Bank had no aggregate estimated cost of replacement ( the cost of replacing an existing contract if the counterparty defaults) for the interest rate swap contracts. All interest rate swap counterparties have collateral arrangements with the Bank.

  Interest-rate caps with three-year maturities were purchased during 1994 in order to protect net interest income in the event of further increases in interest rates, and were assigned to certificates of deposit with maturities of three months or less. The interest rate caps allow the Bank to limit its exposure to unfavorable interest fluctuations over and above a "capped" rate.
A premium is paid for this protection. The risk assumed by the Bank is limited to the amount of the premium and not the notional amount of the interest rate cap. At December 31, 1996, the unamortized portion of the interest rate cap premium was $751 thousand.

  Interest-rate floors with five-year maturities were purchased during 1995 in anticipation of decreases in interest rates, and were assigned to commercial loans. The interest-rate floors allow the Bank to limit its exposure to unfavorable interest fluctuations below a particular rate. A premium is paid for this protection. The risk assumed by the Bank is limited to the amount of the premium and not the notional amount of the interest-rate floor. At December 31, 1996, the unamortized portion of the interest-rate floor was $2.4 million.

  Futures and forward contracts are contracts for the delayed delivery of securities in which the seller agrees to make delivery of a specified instrument at a specified future date, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from movements in interest rates and securities values. The Bank intends to offset or close out open positions prior to settlement; therefore, the total contract amounts of futures and forward contracts represent the extent of the Bank's involvement. The Bank is subject only to the change in value of the instruments. Futures contracts settle in cash daily, therefore there is minimal risk to the Bank.

  The Bank was a party to a small number of foreign exchange spot and forward transactions during 1996 and 1995. These contracts generally involve the exchange of United States currency for a foreign currency. Spot foreign-exchange transactions normally settle within two business days, and forward transactions can settle up to a year in the future. At December 31, 1996, the Bank had no foreign exchange contracts outstanding.

  Option contracts allow the holder of the option to purchase or sell a financial instrument from the seller or writer of the option at a specified price within a specified period of time. The Bank has sold options on securities held in the available for sale securities portfolio during the year. The premiums received on those options totaled $1.6 million. Options which have been sold do not expose the Bank to credit risk. At December 31, 1996, the Bank had no option contracts outstanding.

LITIGATION

  The Bank is a defendant in a case in which the plaintiffs are some of the beneficiaries of a trust for which the Bank's trust department is the trustee. In an amended complaint, the plaintiffs claim that the Bank was negligent in its dealings with the trust property, breached its trust duties by allegedly abusing its discretion and negligently handling trust assets, engaged in self dealing, and was grossly negligent in its handling of the trusts. The case seeks actual damages for waste of trust assets and loss of income and punitive damages, both in an unspecified amount to be proven at trial, and attorney fees and court costs. While the ultimate outcome of the lawsuit cannot be predicted with certainty, management denies all liability and believes that the ultimate resolution of this matter will not have a material effect on the Bank's consolidated financial statements.

  In addition, the Bank is subject to numerous other pending and threatened legal actions arising in the normal course of business, and management believes that the ultimate resolution of these matters will not have a material effect on the Bank's consolidated financial statements.


NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

  SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Bank disclose estimated fair values for its financial instruments. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgment regarding future expected loss experience, current economic conditions, and other factors.

  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions significantly affect the estimates and as such, the derived fair value may not be indicative of the value negotiated in an actual sale and may not be comparable for the Bank versus other financial institutions.

  In addition, the fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has significant fee generation businesses that are not considered financial instruments and their value has not been incorporated into the fair value estimates. Significant assets that are not considered financial assets include trust services, the mortgage banking operation, brokerage network, deferred tax assets, bank premises and equipment, core deposit intangibles and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Fair value estimates, methods, and assumptions are set forth below.

  CASH AND SHORT-TERM INVESTMENTS: The carrying amount is a reasonable estimate of fair value for cash, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell due to the maturity of those instruments being less than six months.

  TRADING ACCOUNT SECURITIES: The carrying amount of trading account securities is fair value which is based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES: Fair values for securities available for sale and investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

  LOANS: The fair values are estimated for portfolios of loans with similar characteristics. Loans are segregated by type such as commercial taxable and nontaxable, residential mortgage and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

  The fair value of performing adjustable-rate loans is the carrying amount adjusted for the discounted value of the expected future loan losses. The fair value of performing fixed-rate loans is calculated by discounting cash flows based on estimated scheduled maturities reduced by expected future loan losses. The discount rate is estimated using the rate currently offered for similar loans with similar maturities. The fair value of residential mortgage loans is based on quoted market prices.

  The fair value of nonperforming loans is calculated by discounting expected cash flows as projected based on historical cash flows of such nonperforming loans adjusted for expected loan losses. The discount rate is estimated using the rates currently offered for acceptable credit quality loans with similar maturities.

  DEPOSITS: The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits and savings accounts, is equal to the amount payable on demand, which is also their carrying amount. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

  SHORT-TERM BORROWINGS: The carrying amounts of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings approximate their fair values due to the short maturity of those instruments.

  COMMITMENTS: The fair value of commercial commitments to extend credit and letters of credit is the remaining unamortized amount of the prepaid fee charged to enter into the agreement or the discounted cash flows of estimated fees that will be charged over the life of the agreement taking into account the remaining terms of the agreements and counterparties' credit standing. The fair value of residential mortgage lending commitments is based on quoted market prices considering expected funding, the contractual interest rates and current market rates.

  DERIVATIVES: Interest rate swaps, interest rate caps, interest rate floors, futures, forwards, and option contracts are the primary derivative financial instruments used by the Bank. The fair value of interest rate swap agreements, interest rate caps, interest rate floors, futures, forwards, and option contracts are obtained from market quotes. These values represent the estimated amount the Bank would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties. The estimated fair values of the Bank's financial instruments are as follows (in thousands):

                                         December 31, 1996         December 31, 1995
                                         -----------------         ------------------
                                      Carrying       Fair         Carrying        Fair
                                       Amount        Value         Amount         Value
                                     -----------  -----------   ------------   ------------
Financial Assets:
  Cash and short-term investments    $   388,933  $   388,933   $    689,220   $    689,220
  Trading account securities               2,469        2,469          1,413          1,431
  Securities available for sale          858,628      858,628        680,624        680,624
  Investment securities                  112,982      118,967        102,734        104,719
  Loans                                2,905,493    2,914,851      2,723,538      2,740,082

Financial Liabilities:
  Deposits                             3,572,198    3,584,444      3,444,994      3,462,972
  Short-term borrowings                  515,181      515,181        598,146        598,146

Commitments:
  Commitments to extend credit            (1,198)      (5,228)        (1,443)        (4,750)
  Letters of credit                           --       (1,222)            --         (1,034)
  Commitments to purchase securities          --         (898)            --             77
  Commitments to sell securities              --           (8)            --             58

Risk Management derivatives:
  Interest rate swap agreements              (16)        (182)           (23)        (1,118)
  Forward contracts                           --          377             --         (1,623)
  Interest rate caps                         751            7          1,537             99
  Interest rate floors                     2,494        2,572          1,081          2,181

                                   EXHIBIT A



                PLAN OF REORGANIZATION AND BANK MERGER AGREEMENT

                                  BY AND AMONG

                            DEPOSIT GUARANTY CORP.,

                     DEPOSIT GUARANTY INTERIM NATIONAL BANK

                                      AND

                         DEPOSIT GUARANTY NATIONAL BANK

                PLAN OF REORGANIZATION AND BANK MERGER AGREEMENT



       This Plan of Reorganization and Bank Merger Agreement ("Bank Merger Agreement") is made and entered into as of April 21, 1997, by and between DEPOSIT GUARANTY INTERIM NATIONAL BANK, Jackson, Mississippi, a national banking association in organization under the laws of the United States ("Interim") and DEPOSIT GUARANTY NATIONAL BANK, Jackson, Mississippi, a national banking association organized under the laws of the United States ("Bank"), each association acting by and through its Board of Directors, and joined in by Deposit Guaranty Corp., Jackson, Mississippi, a Mississippi business corporation ("DGC").


                              W I T N E S S E T H:

       In consideration of the premises, and the covenants contained herein, Interim, Bank and DGC hereby make, adopt and approve this Bank Merger Agreement and prescribe the terms and conditions of the merger and the mode of carrying the merger into effect, as follows:

       SECTION 1.    Merger; Capitalization.  (a)        On the date and at the
time (hereinafter sometimes called the "Effective Date") determined in accordance with Section 10 hereof and subject to the terms and conditions hereof, Bank shall be merged with and into Interim under Interim's Articles of Association and Charter (hereinafter called "Resulting Bank" when in connection with events following the merger).


       (b) As of December 31, 1996, the Bank had capital of $16,125,905 divided into 3,225,181 shares of common stock authorized, each of $5.00 par value ("Bank Common Stock"), surplus of $158,864,659 and undivided profits, including capital reserves, of $248,197,248. As of April 21, 1997, Interim had capital of $200,000 divided into 40,000 shares of common stock authorized, each of $5.00 par value ("Interim Common Stock"), and surplus of $40,000. On the Effective Date, the amount of capital of the Resulting Bank shall be $200,000 divided into 40,000 shares of common stock, each of the par value of $5.00, and on the Effective Date, the Resulting Bank shall have a surplus of $174,790,564, plus the value of the consideration to be paid in the merger to Bank shareholders other than DGC, and undivided profits, including capital reserves, of $248,197,248 adjusted, however, for the results of operations of the Bank between December 31, 1996 and the Effective Date and for any other acquisitions which may be consummated between December 31, 1996 and the Effective Date.


       SECTION 2. Name of Resulting Bank. At the Effective Time, ARTICLE FIRST of the Articles of Association of Interim which presently reads as follows:

       FIRST. The title of the Association shall be "Deposit Guaranty Interim National Bank."

shall be deleted and a new ARTICLE FIRST shall be added to read as follows:

       FIRST. The title of the Association shall be "Deposit Guaranty National Bank."

       SECTION 3. Operations After the Merger. Upon the Effective Date, the Board of Directors and officers of the Resulting Bank shall consist of the Board of Directors and officers of Bank immediately preceding the Effective Date, the bylaws of Bank shall be the bylaws of the Resulting Bank, the main office of the Resulting Bank shall be 210 East Capitol Street, Jackson, Mississippi, each branch of Bank shall be a branch office of the Resulting Bank, and the resolutions, guidelines and policies heretofore adopted by the Board of Directors of Bank and in effect on the Effective Date shall continue in full force and effect after the merger.

       SECTION 4. Effect of the Merger. (a) Upon the Effective Date, the corporate existence of Bank and Interim shall be merged into Interim and continued in the Resulting Bank, thereafter known as Deposit Guaranty National Bank and the Resulting Bank shall be deemed to be the same business and corporate entity as Bank and Interim. All rights, franchises and interests of Bank and Interim, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be deemed to be transferred to and vested in the Resulting Bank without any deed or other transfer, and the Resulting Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy the same and all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar or transfer agent of stocks and bonds, guardian, conservator, assignee, receiver, and in every other fiduciary capacity, in the same manner and to the same extent as was held or enjoyed by Bank and Interim, respectively, at the Effective Date.

       (b) Upon the Effective Date, the Resulting Bank shall be liable for all liabilities of Bank and Interim; and all deposits, debts, liabilities, obligations and contracts of Bank and Interim, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of Bank or Interim, as the case may be, shall be those of the Resulting Bank, thereafter known as Deposit Guaranty National Bank, and shall not be released or impaired by the merger; and all rights of creditors and other obligees and all liens or property of either Bank or Interim shall be preserved unimpaired.

       (c) Upon the Effective Date, each branch office maintained by Bank as a branch office immediately before the merger becomes effective, shall become a branch office of the Resulting Bank.

       (d) It is intended that the Bank Merger shall constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall constitute a "plan of reorganization" within the meaning of Section 368 of the Code.

       SECTION 5. Conversion of Shares. (a) Upon the Effective Date each share of Bank Common Stock issued and outstanding immediately prior to the Effective Date, other than shares of Bank Common Stock owned by stockholders who perfect dissenters' rights ("Dissenting Shares"), shall, by virtue of this Bank Merger Agreement and without any action on the part of the holder thereof, be converted into and exchangeable solely for 9.667 shares of common stock, no par value, of DGC (the "DGC Common Stock") (the "Exchange Ratio") subject to adjustment as provided herein and, in respect of fractional shares, subject to
Section 5(c) hereof. If prior to the Effective Date DGC should split or combine DGC Common Stock, or pay a dividend or other distribution in DGC Common Stock, then the Exchange Ratio shall be appropriately adjusted to reflect such split, combination, dividend or distribution.

       (b) Each outstanding certificate representing shares of the Bank at the Effective Date shall thereafter represent shares of DGC at the above-described Exchange Ratio and shall be exchanged by its holder for a new certificate representing shares of DGC. As soon as practicable after the Effective Date, the Bank, acting as exchange agent, shall mail to each holder of record, of a certificate or certificates which immediately prior to the Effective Date represented issued and outstanding shares of the Bank Common Stock (the "Certificates"), a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing DGC Common Stock. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of shares of DGC Common Stock to which such holder of the Bank Common Stock shall have become entitled pursuant to the provisions hereof, and the Certificate so surrendered shall forthwith be canceled. Lost Certificates shall be treated in accordance with the existing procedures of the Bank. No dividends or other distributions declared after the Effective Date with respect to DGC Common Stock and payable to the holders of record thereof after the Effective Date shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate. Subject to the effect, if any, of applicable law, after the subsequent surrender and exchange of a Certificate, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the shares of DGC Common Stock into which the shares represented by such Certificate have been converted.

       (c) No certificates or scrip representing fractional shares of DGC Common Stock shall be issued upon the surrender for exchange of such certificates, no dividend or distribution with respect to DGC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of DGC. In lieu of any such fractional share, DGC shall pay to each former shareholder of Bank who otherwise would be entitled to receive a fractional share of DGC Common Stock an amount in cash determined by multiplying (i) the closing sale price of a share of DGC Common Stock on the date immediately proceeding the Effective Date as quoted on the New York Stock Exchange, by (ii) the fraction of a share of DGC Common Stock to which such holder would otherwise be entitled.

       (d) If any certificate representing shares of DGC Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of DGC Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the exchange agent that such tax has been paid or is not payable.

       (e) After the Effective Date there shall be no transfers on the stock transfer books of the Bank of the shares of the Bank Common Stock which are outstanding immediately prior to the Effective Date. If, after the Effective Date, Certificates representing such shares are presented for transfer to the exchange agent, they shall be canceled and exchanged for certificates representing shares of DGC Common Stock as provided herein.

       (f) At the Effective Date, DGC shall be entitled to receive a dividend out of capital surplus of Resulting Bank in an amount equal to the initial capitalization of Interim immediately before the Effective Date.

       (g) Shareholders of the Bank shall have the right to dissent and receive the fair value of their shares as provided for in 12 U.S.C. Section 215a.

       (h) Shares of DGC Common Stock issued to Bank shareholders shall be registered under the Securities Act of 1933, as amended.

       (i) No additional shares of Interim Common Stock shall be issued in connection with the merger.

       SECTION 6. Approval. This Bank Merger Agreement shall be submitted to the shareholders of the Bank for ratification and confirmation at a meeting to be called and held in accordance with the applicable provisions of law and with its Articles of Association and bylaws. Bank shall proceed expeditiously and shall cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise, necessary for consummation of the merger on the terms herein provided, including, without being limited to, the preparation and submission of an application to the Comptroller of the Currency.

       SECTION 7. Conditions. The obligations of Bank and Interim to consummate the merger are subject to the following conditions, any of which, however, to the extent permitted by law, may be waived by Interim and Bank:

       (a) This Bank Merger Agreement and the merger contemplated hereby shall have been ratified and confirmed by the shareholders of Bank and Interim as and to the extent required by law.

       (b) All consents and approvals, including those of all regulatory agencies having jurisdiction, shall have been procured, and all other requirements prescribed by law which are necessary for consummation of the merger shall have been satisfied.

       (c) None of the parties hereto shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the merger.

       (d) Bank, Interim and DGC shall have received an opinion of Messrs. Watkins Ludlam & Stennis, P.A. substantially to the effect that the transactions contemplated by this Bank Merger Agreement will be treated for federal income tax purposes as a tax-free reorganization under Section 368 of the Code.

       (e) A Registration Statement relating to the shares of DGC Common Stock to be issued pursuant to this Bank Merger Agreement shall become effective under the Securities Act of 1933 and shall not be subject to any stop order or a threatened stop order. All necessary consents or permits from or registrations or filings with state securities commissions shall have been obtained or made.

       (f) Bank, Interim and DGC shall have received from Messrs. Watkins Ludlam & Stennis, P.A., an opinion, dated as of the Closing, in form and substance satisfactory to Bank, Interim and DGC to the effect that:

              (i) The authorized capital stock of DGC consists of 100,000,000 shares of DGC Common Stock, 25,000,000 shares of Class A Voting Preferred Stock, no par value, and 25,000,000 shares of Class B Non-Voting Preferred Stock, no par value. All shares of DGC Common Stock to be issued to holders of Bank Common Stock will be, when issued as described in this Bank Merger Agreement and the Registration Statement, duly authorized and validly issued, fully paid and non-assessable;

              (ii) This Agreement has been duly and validly authorized, executed and delivered by DGC, Interim and Bank and is a valid and binding agreement enforceable against each of them, except that enforcement may be limited by bankruptcy, reorganization, insolvency and other similar laws and court decisions relating to or affecting the enforcement of creditors' rights generally and by general equitable principles. All corporate acts required on the part of DGC, Interim and Bank for the consummation of the merger have been taken;

              (iii) The execution and delivery by Bank, Interim and DGC of this Bank Merger Agreement, consummation by Bank, Interim and DGC of the transaction contemplated hereby and compliance by Bank, Interim and DGC with the provisions hereof will not violate the Articles of Association or Incorporation of Bank, Interim and DGC, as the case may be, or violate, result in a breach of, or constitute a default under, any material lease, mortgage, contract, agreement, instrument, judgment, order or decree to which Bank, Interim and DGC is a party or to which they may be subject;

              (iv) The Registration Statement has become effective, and to such counsel's knowledge, no stop order suspending its effectiveness has been issued nor have any proceedings for that purpose been instituted; and

              (v) The Registration Statement and each amendment or supplement thereto, as of their respective effective or issue date, complied as to form in all material respects with the requirements of the Securities Act of 1933 and the rules and regulations promulgated thereunder, and we do not know of any contracts or documents required to be filed as exhibits to the Registration Statement which are not filed as required; it being understood that such counsel need express no opinion as to the financial statements or other financial or statistical data contained in or omitted from the Registration Statement or the Proxy Statement.

       SECTION 8. Counterparts. This Bank Merger Agreement may be executed in two or more counterparts, each of which when executed and delivered by the parties hereto shall be an original, but all of which together shall constitute a single agreement.

       SECTION 9.  Termination.    This Bank Merger Agreement may be terminated
by resolution of the appropriate Board(s) of Directors and upon written notice to the other parties:

       (a) By any party, if any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which shall make consummation of the merger inadvisable in the opinion of the Board of Directors of Bank, Interim or DGC; or

       (b) By any party, if any action, consent or approval, governmental or otherwise, which is, or in the opinion of counsel for Bank, Interim or DGC may be, necessary to permit or enable the Resulting Bank, upon and after the merger, to conduct all or any part of the business and activities of the Bank up to the time of the merger, in the manner in which such activities and business are then conducted, shall not have been obtained; or

       (c) By Bank, if there shall be a material adverse change in the consolidated financial condition of DGC from that reflected in DGC's financial statements for the period ended December 31, 1996; or

       (d) By the mutual consent of all parties, if for any other reason consummation of the merger is inadvisable in the opinion of the Board of Directors of Bank, Interim and DGC; or

       (e) By any party, in the event dissenters' rights are exercised with respect to more than fifty percent (50%) of the shares of Bank Common Stock held by shareholders other than DGC.

       Upon termination by written notice as provided in this Section 9, this Bank Merger Agreement shall be void and of no further effect, and there shall be no liability by reason of this Bank Merger Agreement or the termination thereof on the part of either the Bank, Interim, DGC or the directors, officers, employees, agents or shareholders of any of them.

       SECTION 10. Effective Date. Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Bank Merger Agreement including, among other conditions, receipt of approval of the Comptroller of the Currency, the merger shall become effective at the time specified in the certificate to be issued by the Comptroller of the Currency under its seal approving the merger.

       SECTION 11.  Expenses.    All out-of-pocket costs and expenses incurred
in connection with this Bank Merger Agreement, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

       SECTION 12. Amendment. Bank and Interim by mutual consent of their respective Boards of Directors, to the extent permitted by law, may amend, modify, supplement and interpret this Bank Merger Agreement in such a manner as may be mutually agreed upon by them in writing at any time before or after adoption thereof by shareholders of Bank or Interim; provided, however, that no such amendment, modification or supplement shall change the amount or kind of consideration to be issued by DGC to the shareholders of Bank, except by the affirmative written consent of Bank's common shareholders.

       SECTION 13. Binding Effect; No Third Party Beneficiaries. This Bank Merger Agreement shall be binding upon and shall inure to the benefit of the parties hereto; provided, however, that neither this Bank Merger Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties, and that nothing in this Bank Merger Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Bank Merger Agreement.

       SECTION 14. Governing Law. This Bank Merger Agreement shall be governed by the laws of the United States of America and the laws of the State of Mississippi, without giving effect to the principles of conflicts of laws thereof.

       IN WITNESS WHEREOF, Bank, Interim and DGC have caused this Bank Merger Agreement to be executed in counterparts by their respective duly authorized officers and their corporate seals to be hereunto affixed as of the date first above written, and a majority of the entire Boards of Directors of Bank and Interim, have hereunto subscribed their names.


                                  [SIGNATURES]

                                   EXHIBIT B

            DISSENTERS' RIGHTS PROVISIONS OF 12 U.S.C. Section 215a


215a.  MERGER OF NATIONAL BANKS OR STATE BANKS INTO NATIONAL BANKS.

                                   . . . . .

(b)    DISSENTING SHAREHOLDERS

       If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c)    VALUATION OF SHARES

       The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) APPLICATION TO SHAREHOLDERS OF MERGING ASSOCIATIONS: APPRAISAL BY COMPTROLLER; EXPENSES OF RECEIVING ASSOCIATION; SALE AND RESALE OF SHARES; STATE APPRAISAL AND MERGER LAW

       If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

                                   . . . . .

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Deposit Guaranty is incorporated under the laws of Mississippi. Subarticle E of Article 8 of the Mississippi Business Corporation Act prescribes the conditions under which indemnification may be obtained by a present or former director or officer of Deposit Guaranty who incurs expenses or liability as a consequence of matters arising out of his activities as a director or officer.

       Article Nine of Deposit Guaranty's Articles of Incorporation also provides for indemnification of officers and directors under certain circumstances. Deposit Guaranty has purchased a liability policy which, subject to any limitations set forth in the policy, indemnifies Deposit Guaranty's directors and officers for damages that they become legally obligated to pay as a result of any negligent act, error or omission committed by such person in his capacity as an officer or director.


ITEM 21.  EXHIBITS

       The following exhibits are furnished (or incorporated by reference) as a part of this Registration Statement:


       Exhibit Number              Description
       --------------              -----------
           2* Plan of Reorganization and Bank Merger Agreement included as Exhibit A to the Information Statement/ Prospectus contained herein

           5* Opinion of Watkins Ludlam & Stennis, P.A. regarding legality of common stock registered hereby

           8* Opinion of Watkins Ludlam & Stennis, P.A. regarding tax matters

           23(a)* Consent of KPMG Peat Marwick LLP, independent accountants, with respect to consolidated financial statements of Deposit Guaranty Corp. and Deposit Guaranty National Bank

           23(b)* Consent of Watkins Ludlam & Stennis, P.A. is contained in their opinion filed as Exhibit 5 to this Registration Statement

           23(c)*           Consent of Ray & Collins Associates, Inc.

           24* Power of attorney included as part of signature page

*Previously filed.


ITEM 22.  UNDERTAKINGS

       (1) The Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

       (2) The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and issued in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

       (4) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

       (5) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (6) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, Deposit Guaranty has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi on this the 18th day of April, 1997.



DEPOSIT GUARANTY CORP.




BY:    /s/ E. B. ROBINSON, JR.
   ----------------------------------
       E. B. Robinson, Jr.
       Chairman of the Board and
       Chief Executive Officer








       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


           NAME                 TITLE                           DATE
           ----                 -----                           ----
/s/ E. B. ROBINSON, JR.        Chairman of the Board            April 18, 1997
---------------------------    and Director  (Principal
E. B. Robinson, Jr.            Executive Officer)


             *                 President and Director           April 18, 1997
---------------------------
Howard L. McMillan, Jr.


             *                 Executive Vice President         April 18, 1997
---------------------------    (Principal Financial Officer)
Arlen L. McDonald


             *                 Controller (Principal            April 18, 1997
---------------------------    Accounting Officer)
Stephen E. Barker



            *                      Director                  April 18, 1997
----------------------------
Richard H. Bremer


            *                      Director                  April 18, 1997
----------------------------
Charles L. Irby


            *                      Director                  April 18, 1997
----------------------------
Richard D. McRae, Jr.


            *                      Director                  April 18, 1997
----------------------------
W. R. Newman, III


            *                      Director                  April 18, 1997
----------------------------
John N. Palmer


*BY: /s/ E. B. ROBINSON, JR.
----------------------------
E. B. Robinson, Jr.
Attorney-in-Fact
